As filed with the Securities and Exchange Commission on April 2, 2003

Registration No. 333-101705

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

iPAYMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	62-1847043
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)

40 Burton Hills Boulevard, Suite 415

Nashville, TN 37215
(615) 665-1858
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory S. Daily

Chairman of the Board and Chief Executive Officer
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215
(615) 665-1858
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies to:

Mark L. Mandel, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Marc D. Jaffe, Esq. Monica K. Thurmond, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 2, 2003

Prospectus

                                     shares

Common Stock

         This is the initial public offering of iPayment, Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $          and $          per share. We have applied to have the shares approved for quotation on the Nasdaq National Market under the symbol “IPMT”, subject to notice of issuance.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to iPayment, Inc.	$	$

      We have granted the underwriters a 30-day option to purchase up to                     additional shares to cover any over-allotments.

Delivery of shares will be made on or about                     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC

Wachovia Securities

The date of this prospectus is                     , 2003.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until                     (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that is important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, we define a merchant as “active” if the merchant processes at least one credit or debit transaction in a given month. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to iPayment, Inc. and its direct and indirect subsidiaries on a consolidated basis.

Our Business

      We are one of the fastest growing providers of credit and debit card-based payment processing services to small merchants. As of December 31, 2002, we provided our services to approximately 56,000 active small merchants located across the United States. The small merchants we serve typically generate less than $250,000 of charge volume per year and have an average transaction value of approximately $75. These merchants have traditionally been underserved by larger payment processors due to the difficulty in identifying, servicing and managing the risks associated with these merchants. As a result, these merchants have historically paid higher transaction fees than larger merchants.

      Our payment processing services enable merchants to process both traditional card-present, or “swipe,” transactions, as well as card-not-present transactions. A card-not-present transaction occurs whenever a customer does not physically present a payment card at the point-of-sale and may occur over the Internet or by mail, fax or telephone. Our processing services include evaluation and acceptance of card numbers, detection of fraudulent transactions, receipt and settlement of funds and service and support. By outsourcing some of these services to third parties, including the evaluation and acceptance of card numbers and receipt and settlement of funds, we maintain an efficient operating structure, which allows us to easily expand our operations without significantly increasing our fixed costs. We derive the majority of our revenues from fee income related to transaction processing, which is primarily comprised of a percentage of the dollar amount of each transaction we process, as well as a flat fee per transaction. In the event we have outsourced any of the services provided in the transaction, we remit a portion of the fee income to the third parties that have provided these services.

      We believe our experience and knowledge in providing payment processing services to small merchants gives us the ability to effectively identify, evaluate and manage the payment processing needs and risks that are unique to small businesses.

      We market and sell our services primarily through our relationships with over 500 independent sales organizations, or ISOs, which we define as any non-bank party that sells card-based payment processing services to merchants. ISOs act as a non-employee, external sales force in communities throughout the United States. By providing the same high level of service and support to our ISOs as we do to our merchant customers, we maintain our access to an experienced sales force of approximately 2,000 sales professionals who will market our services, with minimal direct investment in sales infrastructure and management. After an ISO refers a merchant to us and we execute a processing agreement with that merchant, we pay the referring ISO a percentage of the revenues generated by that merchant. Although our relationships with ISOs are mutually non-exclusive, we believe that our understanding of the unique payment processing needs of small merchants enables us to develop compelling incentives for ISOs to continue to refer newly identified merchants to us. We also maintain an open dialogue with our ISOs, allowing us to quickly address their concerns and any problems facing the merchants they refer to us.

      The Nilson Report, a publication specializing in consumer payment systems worldwide, listed us in its 2001 ranking of the top bank card acquirers, or owners of merchant card processing contracts, as one of the fastest growing providers of card-based payment processing services in the United States. In 2002, we continued to grow as our merchant processing volume increased by 257.6% from $802 million for the year ended December 31, 2001 to $2,868 million for the year ended December 31, 2002. During the same period, our revenues increased by 197.8% from $38.9 million for 2001 to $115.8 million for 2002. This increase was primarily attributable to our acquisitions since January 2001 of six businesses, four large portfolios and several smaller portfolios of merchant accounts, which resulted in an aggregate increase in revenues of $65.7 million, representing 85.3% of our total growth in revenues over the prior period. Our net loss decreased by 89.8% from $4.9 million for 2001 to $0.5 million for 2002.

Our Market Opportunity

      According to The Nilson Report, total expenditures of transactions using card-based payment systems by U.S. consumers grew from $0.5 trillion in 1991, or 19% of all consumer payments, to $1.8 trillion in 2001, or 32% of total payments, and is expected to grow to $4.2 trillion by 2011, or 48% of total payments, which would represent a compound annual growth rate of 9% from 2001 levels. We believe that these increases are due to the benefits of card-based payment systems to both merchants and consumers. By accepting card-based payments, merchants can access a broader universe of consumers, enjoy faster settlement times and reduce transaction errors. By using credit or debit cards, consumers are able to make purchases more conveniently, whether in person, over the Internet, or by mail, fax or telephone, while gaining the benefit of loyalty programs, such as frequent flier miles or cash back, which are increasingly being offered by credit or debit card issuers. Consumers are also beginning to use card-based and other electronic payment methods for purchases at an earlier age. Given these advantages of card-based payment systems to both merchants and consumers, favorable demographic trends and the resulting proliferation of credit and debit card usage, we believe businesses will increasingly seek to accept card-based payment systems in order to remain competitive.

      We expect the small merchants we target to increasingly accept and benefit from the increased usage of card-based payment systems. In 1997, the U.S. Census Bureau estimated that 20 million businesses in the United States with on average less than $1.0 million in annual sales or no payroll generated an aggregate of $1.7 trillion in annual sales. Many of these small businesses are seeking, and we expect many new small businesses to seek, to provide customers with the ability to pay for merchandise and services using credit or debit cards, including those in industries that have historically accepted cash and checks as the only forms of payment. For example, the prevalence of consumers making purchases on the Internet incentivizes small businesses to have an on-line presence and, we believe, increases their need to accept credit and debit cards as payment.

Our Competitive Position

      We believe our competitive strengths include the following:

•	Strong Position and Substantial Experience in Our Target Market. As of December 31, 2002, we provided card-based payment processing to approximately 56,000 active small merchants. We believe that while we have a competitive advantage over larger service providers because of our understanding of the unique payment processing needs and risks of small merchants, we also have a competitive advantage over service providers of a similar or smaller size that may lack our experience and resources.

•	Large, Experienced, Efficient Sales Force. Our relationships with over 500 ISOs provide us with an experienced sales force of over 2,000 individuals who market our services in local communities throughout the United States, with minimum investment in sales infrastructure and management on our part. We continually strive to strengthen these relationships by delivering superior service and support to the ISOs that refer merchants to us.

•	Scalable, Efficient Operating Structure. Our operating structure is efficient and scalable, meaning we can easily expand our operations without significantly increasing our fixed costs. We conduct our customer service and risk management operations in-house, where we believe we can add the most value due to our management’s experience and expertise in these areas. We consider customer service and risk management highly important to our operations and overall success. We outsource our remaining processing services to third parties, including the evaluation and acceptance of card numbers and receipt and settlement of funds. By outsourcing these non-core services, we believe we can achieve lower costs per transaction through higher volume purchasing.

•	Proven Acquisition and Integration Strategy. We have significant experience acquiring providers of payment processing services, as well as portfolios of merchant accounts, having acquired six providers of payment processing services and four large portfolios and several smaller portfolios of merchant accounts since January 2001. We have enhanced revenues and improved operating efficiencies of our acquired entities by improving the services, support and benefits we offer to the ISOs that serve the entities and merchant accounts we acquire. In addition, we have increased the operating efficiencies of many of the businesses we have acquired by conducting profitability analyses of acquired merchant accounts and reducing processing fees and overhead.

•	Comprehensive Underwriting and Risk Management System. Through our experience assessing risks associated with providing payment processing services to small merchants, we have developed business procedures and systems that provide effective risk management and fraud prevention solutions.

      Although we believe that we exhibit the competitive strengths described above, many of our competitors have substantially greater capital resources than we have and operate as subsidiaries of financial or bank holding companies, which may allow them to integrate their services to a greater extent than we can. In addition, we are subject to a number of risks discussed in “Risk Factors” and elsewhere in this prospectus. The principal risks include the risk of liability for chargebacks in the event that a billing dispute between a merchant and cardholder is not ultimately resolved in favor of the merchant and the merchant is unable or unwilling to pay the disputed amount, and the risk that we may be liable for undisclosed liabilities associated with companies that we have acquired or will acquire in the future.

Our Strategy

      Our objective is to take advantage of the proliferation of small merchants and their increasing acceptance of card-based payment systems. We plan to build on our existing competitive strengths and further enhance our position as a provider of card-based payment processing services to small merchants. The principal elements of our strategy include the following:

•	Expand our portfolio of small merchants who use our processing services;

•	Enhance our relationships with those ISOs who currently refer small merchants to us and establish relationships with new ISOs;

•	Maintain a stable and recurring revenue base; and

•	Continue to pursue strategic acquisitions of other payment processing businesses, as well as individual portfolios of merchant accounts.

Our History

      Our subsidiary, iPayment Technologies, Inc., was formed in 1992 as a California corporation. In July 2000, iPayment Technologies purchased assets from two former affiliates in exchange for the assumption of debt, cash, a note and the issuance of shares of common stock of iPayment Technologies. In December 2000, iPayment Technologies implemented a restructuring plan, which resulted in a reduction in overhead costs and personnel. In February 2001, Gregory Daily joined iPayment Technologies as its Chief Executive Officer and Chairman of the Board.

      In February 2001, we were formed by the majority stockholders of iPayment Technologies, as a Tennessee corporation, under the name iPayment Holdings, Inc. as a holding company for iPayment Technologies and other card processing businesses. We then appointed Gregory Daily as our Chief Executive Officer and Chairman of the Board. In April 2001, we acquired a 94.63% interest in iPayment Technologies, and in July 2002, we acquired the remaining outstanding shares of iPayment Technologies, which then became our wholly owned subsidiary, in each case by issuing our shares to iPayment Technologies stockholders in exchange for iPayment Technologies shares.

      In August 2002, we were reincorporated in Delaware under the name iPayment, Inc.

      Our principal executive offices are located at 40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215. Our telephone number at that address is (615) 665-1858.

THE OFFERING

Common stock offered	shares

Common stock outstanding after this
offering	shares

Use of proceeds	We intend to use the estimated net proceeds from this offering as follows:

• $51.1 million to repay outstanding indebtedness (which had a carrying value of $45.7 million as of December 31, 2002);

• up to $5.0 million for working capital; and

• the remainder for general corporate purposes, including potential acquisitions.

Proposed Nasdaq National Market
symbol	“IPMT”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

      The total number of outstanding shares of common stock above excludes:

•	1,966,071 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2003 at a weighed average exercise price of $2.78 per share;

•	shares of common stock issuable upon exercise of options to be issued to our employees and directors immediately following the closing of this offering;

•	1,924,550 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2003 at a weighted average exercise price of $0.01 per share; and

•	the conversion of $16.9 million of our outstanding convertible subordinated promissory notes into 1,586,863 shares of common stock assuming conversion on March 31, 2003.

      Except as otherwise indicated, information in this prospectus:

•	assumes the underwriters have not exercised their option to purchase shares to cover over-allotments;

•	gives effect to a for split of our outstanding common stock immediately prior to this offering; and

•	reflects the conversion of 2,577,200 shares of our outstanding mandatorily redeemable convertible preferred stock into the same number of shares of common stock upon completion of this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL

INFORMATION AND OTHER DATA

      The following summary historical consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In our discussion throughout this prospectus references to the year ended December 31, 2000 refer to the period January 1, 2000 through July 19, 2000 for iPayment Technologies, Inc., our predecessor, and July 20, 2000 (inception) through December 31, 2000 for us. The selected statements of operations data set forth below for our predecessor company for the period from January 1, 2000 through July 19, 2000, and for us for the period from July 20, 2000 through December 31, 2000, and for the years ended December 31, 2001 and 2002, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

      The unaudited pro forma as adjusted balance sheet gives effect to the automatic conversion of 2,577,200 shares of our mandatorily redeemable convertible preferred stock into 2,577,200 shares of our common stock upon completion of this offering, the receipt of approximately $           million in net proceeds from the sale of                      shares of our common stock in the offering at an assumed initial public offering price of $          per share and the application of the estimated net proceeds from this offering to repay $51.1 million of outstanding indebtedness. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at those dates and our results of operations for the periods ended.

	Predecessor	iPayment, Inc.
	Company
		Period from
	Period from	July 20, 2000		Year Ended
	January 1, 2000	through	Year Ended	December 31,
	through	December 31,	December 31,
	July 19, 2000	2000	2001	2002

	(in thousands, except share and per share data and charge volume)
Statement of Operations Data:
Revenues	$12,870	$7,835	$38,889	$115,813
Operating expenses:
Costs of services	12,360	6,668	33,633	94,321
Selling, general and administrative	2,040	4,546	3,782	6,541
Depreciation and amortization	477	2,351	4,299	5,319
Restructuring costs	—	1,585	(131)	—

Total operating expenses	14,877	15,150	41,583	106,181

Income (loss) from operations	(2,007)	(7,315)	(2,694)	9,632
Other income (expense):
Interest expense	(109)	(706)	(2,928)	(6,894)
Other	(15)	(397)	625	(3,221)

Total other expense	(124)	(1,103)	(2,303)	(10,115)

Loss before income taxes	(2,131)	(8,418)	(4,997)	(483)
Income tax provision (benefit)	1	1	(107)	10

Net loss	(2,132)	(8,419)	(4,890)	(493)
Preferred stock accretion	—	—	(874)	(1,516)

Net loss allocable to common stockholders	$(2,132)	$(8,419)	$(5,764)	$(2,009)

Basic and diluted loss per common share:
Loss per share	$(43.60)	$(5.84)	$(0.65)	$(0.18)

Weighted average shares outstanding	48,899	1,440,457	8,862,727	11,354,713

Financial and Other Data:
Charge volume (in millions) (unaudited)(1)	$175	$135	$802	$2,868

	December 31, 2002

		Pro Forma As
	Actual	Adjusted

	(numbers in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,831	$
Total assets	115,481
Long-term debt to related parties, net of current portion and discount of $4,935	49,767
Long-term debt to unrelated parties, net of current portion and discount of $8,811	20,921
Total long-term debt	70,688
Mandatorily redeemable convertible preferred stock	6,670	(2)
Total stockholders’ equity	$12,019	$(2)

(1)	Represents the total dollar volume of all Visa and MasterCard transactions processed by our merchants, which is provided to us by our third party processing vendors.

(2)	Represents the conversion of 2,577,200 shares of our mandatorily redeemable convertible preferred stock into common stock.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to our Business

We have a history of operating losses and will need to generate significant revenues to achieve or maintain our profitability.

      Since inception, we have been engaged in start-up activities and have acquired payment processing businesses and portfolios of merchant accounts to grow our business, both of which require substantial capital and other expenditures. As a result, we have not sustained profitability, and may continue to incur losses in the future. We had a net loss of $4.9 million for the year ended December 31, 2001 and a net loss of $493,000 for the year ended December 31, 2002. In addition, a substantial portion of our historical revenue growth has resulted from acquisitions. For the year ended December 31, 2002, revenues attributable to the acquisitions we completed in 2001 and 2002 were $65.7 million, or 85.3% of our total growth in revenues over the prior period. We expect our cash needs to increase significantly for the next several years as we:

•	acquire additional payment processing businesses and portfolios of merchant accounts;

•	increase awareness of our services;

•	expand our customer support and service operations;

•	hire additional marketing, customer support and administrative personnel; and

•	implement new and upgraded operational and financial systems, procedures and controls.

      As a result of these continuing expenses, we need to generate significant revenues to achieve and maintain profitability. To date, our operations have been supported by financings. We currently intend to use $51.1 million of the estimated net proceeds from this offering to repay these financings and the remainder for general corporate purposes, including up to $5.0 million for working capital. If we do not continue to increase our revenues, our business, results of operations and financial condition could be materially and adversely affected.

The full impact of our recent acquisitions on our operating results is not fully reflected in our historical financial results, which as a result, are not necessarily indicative of our future results of operations.

      Since January 2001, we have expanded our card-based payment processing services through the acquisition of six businesses and four large portfolios and several smaller portfolios of merchant accounts. These acquisitions have contributed to a substantial portion of our total revenues. The full impact of these acquisitions on our operating results are not fully reflected in our historical results of operations due to the recent nature of these acquisitions and their varying stages of integration. As a result of these acquisitions, our historical results may not be indicative of results to be expected in future periods.

We have faced, and may in the future face, significant chargeback liability if our merchants refuse or cannot reimburse chargebacks resolved in favor of their customers, and we face potential liability for merchant or customer fraud; we may not accurately anticipate these liabilities.

      We have potential liability for chargebacks associated with the transactions we process. If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited to the account of the cardholder.

If we or our processing banks are unable to collect the chargeback from the merchant’s account, or if the merchant refuses or is financially unable due to bankruptcy or other reasons to reimburse the merchant’s bank for the chargeback, we bear the loss for the amount of the refund paid to the cardholder’s bank. For example, our largest chargeback loss resulted from the substantial non-compliance by a merchant with the Visa and MasterCard card association rules. We were obligated to pay the resulting chargebacks and losses that the merchant was unable to fund, which totaled $6.0 million. Please see “Risk Factors — Risks Associated with Acquisitions” for more information.

      We also have potential liability for losses caused by fraudulent credit card transactions. Card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the small merchants that we serve are small businesses that transact a substantial percentage of their sales over the Internet or in response to telephone or mail orders. Because their sales are card-not-present transactions, these merchants are more vulnerable to customer fraud than larger merchants. Because we target these merchants, we experience chargebacks arising from cardholder fraud more frequently than providers of payment processing services that service larger merchants.

      Merchant fraud occurs when a merchant, rather than a customer, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Anytime a merchant is unable to satisfy a chargeback, we are responsible for that chargeback. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback liability. Please see “Business — Risk Management” for a discussion of our procedures for detecting merchant fraud.

      Charges incurred by us relating to chargebacks were $0.8 million, or 3.9% of revenues, $4.5 million, or 11.6% of revenues, and $6.4 million, or 5.6% of revenues, for the years ended December 31, 2000, 2001 and 2002, respectively.

We have incurred substantial debt, which can impair our financial and operating flexibility.

      We have incurred substantial debt in connection with the financing of our operations and acquisitions. As of December 31, 2002, we had total debt of $78.1 million, net of unamortized warrant discount of $6.4 million, and a net working capital deficit of $14.2 million. On a pro forma basis giving effect to this issuance, the offering and the application of the net proceeds of this offering to repay $45.7 million of this debt (which had a net unamortized debt warrant discount of $5.4 million at December 31, 2002), we would have had $32.4 million of indebtedness outstanding (which had a net unamortized debt warrant discount of $1.0 million at December 31, 2002). We may incur additional debt in the future in order to pursue our acquisition strategy or for other purposes. Substantial indebtedness could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. Covenants governing any indebtedness we incur would likely restrict our ability to take specific actions, including our ability to pay dividends or distributions on, or redeem or repurchase, our capital stock, issue, sell or allow distributions on capital stock of our subsidiaries, enter into transactions with affiliates, merge, consolidate or sell our assets or make capital expenditure investments. In addition, the use of a substantial portion of the cash generated by our operations to cover debt service obligations and any security interests we grant on our assets could limit our financial and business flexibility.

We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices, in order to process bankcard transactions; if these sponsorships are terminated and we are not able to secure or successfully migrate merchant portfolios to new bank sponsors, we will not be able to conduct our business.

      Because we are not a bank, we are unable to belong to and directly access the Visa and MasterCard bankcard associations. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bankcard transactions. We are currently registered with Visa and MasterCard through the sponsorship of banks that are members of the card associations. If these sponsorships are terminated and we are unable to secure a bank sponsor, we will not be able to process bankcard transactions. Furthermore, our agreements with our sponsoring banks give the sponsoring banks substantial discretion in approving certain elements of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants, the processing fees that we charge, our customer service levels and our use of independent sales organizations. We cannot guarantee that our sponsoring banks’ actions under these agreements will not be detrimental to us.

      One of our principal bank sponsors, Humboldt Bank, Inc., is leaving the payment processing business. As a result, we must transfer all of the services that we previously processed through Humboldt to another sponsor bank by April 29, 2003. We entered into an agreement with JPMorgan Chase Bank on January 31, 2003, and are in the process of migrating our Humboldt merchant portfolios and other smaller merchant portfolios. We cannot guarantee that the transition of our services to JPMorgan Chase Bank will be seamless, and we may encounter difficulties migrating merchant portfolios to new sponsor banks in the future. Any unanticipated problems or delays with this transition could disrupt our business and may cause us to lose merchants. We cannot guarantee that any of our other current sponsor banks will not terminate their sponsorship of us in the future.

If we or our bank sponsors fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

      Substantially all of the transactions we process involve Visa or MasterCard. If we or our bank sponsors fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration. The termination of our registration or any changes in the Visa or MasterCard rules that would impair our registration could require us to stop providing payment processing services.

We rely on other card payment processors and service providers; if they fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.

      We rely on agreements with several other large payment processing organizations to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. We also rely on third parties to whom we outsource specific services, such as reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant bankcard associations. Many of these organizations and service providers are our competitors and we do not have long-term contracts with most of them. Typically, our contracts with these third parties are for one-year terms and are subject to cancellation upon limited notice by either party.

      The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us.

To acquire and retain merchant accounts, we depend on ISOs that do not serve us exclusively.

      We rely primarily on the efforts of ISOs to market our services to merchants seeking to establish an account with a payment processor. ISOs are companies that seek to introduce both newly-established and existing small merchants, including retailers, restaurants and service providers, such as physicians, to providers of transaction payment processing services like us. None of the ISOs that refer merchants to us is exclusive to us and all of them have the right to refer merchants to other service providers. Our failure to maintain our relationships with our existing ISOs and those serving other service providers that we may acquire, and to recruit and establish new relationships with other ISOs, could adversely affect our revenues and internal growth and increase our merchant attrition. Please see “Business — Marketing and Sales” for a description of our ISO relationships.

We may incur losses if our loans to ISOs are not repaid.

      We periodically support our ISOs through loans to help them expand their businesses. As of December 31, 2002, we had outstanding loans to ISOs in the aggregate amount of $1.9 million, and we may decide to loan additional amounts in the future. These notes bear interest in amounts ranging from 6% to 12%. The notes have maturity dates ranging from 2003 through 2005, and payments generally begin on each note one year prior to its maturity date. We have not set a limit on the amount of loans we may make to ISOs. If the business activities of these ISOs do not expand as we expect or they do not use the loans effectively, they may be unable to repay the loans and we may lose the principal amount of the loans and any interest accrued on the loans.

On occasion, we experience increases in interchange and sponsorship fees; if we cannot pass these increases along to our merchants, our profit margins will be reduced.

      We pay interchange fees or assessments to card associations for each transaction we process using their credit and debit cards. From time to time, the card associations increase the interchange fees that they charge processors and the sponsoring banks. For example, Visa last increased its interchange fees for retail transactions by an average of 2.8% in October 2002. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their Visa and MasterCard sponsorship fees to us, all of which are based upon the dollar amount of the payment transactions we process. If we are not able to pass these fee increases along to merchants through corresponding increases in our processing fees, our profit margins will be reduced.

Unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation.

      We collect and store sensitive data about merchants and cardholders, including names, addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we maintain a database of cardholder data relating to specific transactions, including payment card numbers and cardholder addresses, in order to process the transactions and for fraud prevention and other internal processes. If a person penetrates our network security or otherwise misappropriates sensitive merchant or cardholder data, we could be subject to liability or business interruption.

      There have been a number of instances reported in the press of hackers penetrating computer systems of payment processors. In 2000, a computer hacker penetrated our computer systems, gained access to several thousand payment card account numbers and demanded a significant sum to keep the stolen numbers secret. When we did not pay the demanded sum, the person posted some of the stolen information on the Internet. We reported the breach to the sponsoring bank, Visa, MasterCard and appropriate governmental criminal authorities, and assisted in the criminal investigation of the individuals involved. Immediately thereafter and since that time, we have retained the services of an outside computer systems security provider and enhanced the security of our computer systems. However, we cannot guarantee that our systems will not be penetrated in the future. If another breach of our system occurs, we may be subject to liability, including claims for unauthorized purchases with misappropriated card information, impersonation or other similar fraud claims.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation.

      Although we generally require that our agreements with our ISOs and service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized disclosure of merchant or customer data. In addition, our agreements with financial institutions require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately take these protective measures could result in protracted or costly litigation.

The loss of key personnel or damage to their reputations could adversely affect our relationships with ISOs, card associations, bank sponsors and our other service providers, which would adversely affect our business.

      Our success depends upon the continued services of our senior management and other key employees, in particular Gregory S. Daily, our Chairman and Chief Executive Officer, all of whom have substantial experience in the payment processing industry and the small merchant markets in which we offer our services. In addition, our success depends in large part upon the reputation and influence within the industry of Mr. Daily, who has, along with our other senior managers, over their years in the industry, developed long standing and highly favorable relationships with ISOs, card associations, bank sponsors and other payment processing and service providers. We would expect that the loss of the services of one or more of our key employees, particularly Mr. Daily, would have an adverse effect on our operations. We would also expect that any damage to the reputation of our senior managers, including Mr. Daily, would adversely affect our business. We do not maintain any “key person” life insurance on any of our employees other than Mr. Daily.

After November 1, 2003, state and local governments will be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could adversely affect our business.

      In 1998, the federal government imposed a three-year moratorium on state and local governments from imposing new taxes on Internet access or electronic commerce transactions. This moratorium has been extended until November 1, 2003. After that date, unless the moratorium is renewed, state and local governments may levy additional taxes on Internet access and electronic commerce transactions. An increase in applicable taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the volume of transactions we process and reduce our revenues. Additionally, if a tax is levied against the merchants or service providers we serve, they may attempt to pass this additional cost along to us, thereby decreasing our revenues.

The payment processing industry is highly competitive and such competition is likely to increase, which may further adversely influence our prices to merchants, and as a result, our profit margins.

      The market for card processing services is highly competitive. The level of competition has increased in recent years, and other providers of processing services have established a sizable market share in the small merchant processing sector. Some of our competitors are financial institutions, subsidiaries of financial institutions or well-established payment processing companies that have substantially greater capital and technological, management and marketing resources than we have. There are also a large number of small providers of processing services that provide various ranges of services to small and medium sized merchants. This competition may influence the prices we can charge and requires us to control costs aggressively in order to maintain acceptable profit margins. In addition, our competitors continue to consolidate as large banks merge and combine their networks. This consolidation may also require that we increase the consideration we pay for future acquisitions and could adversely affect the number of attractive acquisition opportunities presented to us.

Increased attrition in merchant charge volume due to an increase in closed merchant accounts that we cannot anticipate or offset with new accounts may reduce our revenues.

      We experience attrition in merchant charge volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account “closures” that we initiate due to heightened credit risks relating to, and contract breaches by, a merchant. During 2002, we experienced average volume attrition of 1% per month. In addition, substantially all of our processing contracts with merchants may be terminated by either party on relatively short notice, allowing merchants to move their processing accounts to other providers with minimal financial liability and cost. Increased attrition in merchant charge volume may have a material adverse effect on our financial condition and results of operations. We cannot predict the level of attrition in the future, particularly in connection with our acquisitions of portfolios of merchant accounts. If we are unable to increase our transaction volume and establish accounts with new merchants in order to counter the effect of this attrition, or, if we experience a higher level of attrition in merchant charge volume than we anticipate, our revenues will decrease.

Our operating results are subject to seasonality, and if our revenues are below our seasonal norms during our historically stronger third and fourth quarters, our net income could be lower than expected.

      We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, revenues have been weaker during the first two quarters of the calendar year and stronger during the third and fourth quarters. If, for any reason, our revenues are below seasonal norms during the third or fourth quarter, our net income could be lower than expected.

Our systems may fail due to factors beyond our control, which could interrupt our business or cause us to lose business and would likely increase our costs.

      We depend on the efficient and uninterrupted operations of our computer network systems, software and data centers. We do not presently have fully redundant systems. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems, errors or delays in the processing of payment transactions or other difficulties could result in:

•	additional development costs;

•	diversion of technical and other resources;

•	loss of merchants;

•	loss of merchant and cardholder data;

•	negative publicity;

•	harm to our business or reputation; or

•	exposure to fraud losses or other liabilities.

We face uncertainty about additional financing for our future capital needs, which may prevent us from growing our business.

      If we are unable to increase our revenues, we will need to raise additional funds to finance our future capital needs. We may need additional financing earlier than we anticipate if we:

•	decide to expand faster than planned;

•	need to respond to competitive pressures; or

•	need to acquire complementary products, businesses or technologies.

      If we raise additional funds through the sale of equity or convertible debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

With the exception of one registered mark, we currently rely solely on common law to protect our intellectual property; should we seek additional protection in the future, we may fail to successfully register our trademarks, causing us to potentially lose our rights to use these marks.

      Currently, we do not have any patents or copyrights and, other than one registered mark, we rely on common law rights to protect our marks and logos. We do not rely heavily on the recognition of our marks to obtain and maintain business. We have recently applied for trademark registration for certain of our marks. However, we cannot assure you that any such applications will be approved. Even if they are approved, these trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks will be restricted or completely prohibited unless we enter into agreements with these parties which may not be available on commercial reasonable terms, or at all.

If our merchants experience adverse business conditions, they may generate fewer transactions for us to process or become insolvent, increasing our exposure to chargeback liabilities.

      General economic conditions have caused some of the merchants we serve to experience difficulty in supporting their current operations and implementing their business plans. If these merchants make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenues.

      In addition, in a recessionary environment, the merchants we serve could be subject to a higher rate of insolvency which could adversely affect us financially. We bear credit risk for chargebacks related to billing disputes between credit card holders and bankrupt merchants. If a merchant seeks relief under bankruptcy laws or is otherwise unable or unwilling to pay, we may be liable for the full transaction amount of a chargeback.

New and potential governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to provide the services we provide our merchants.

      Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting additional laws and regulations restricting the purchase, sale and sharing of personal information about customers. For example, the Gramm-Leach-Bliley Act requires non-affiliated third party service providers to financial institutions to take certain steps to ensure the privacy and security of consumer financial information. We believe our present activities fall under exceptions to the consumer notice and opt-out requirements contained in this law for third party service providers to financial institutions. The law, however, is new and there have been very few rulings on its interpretation. We believe that current legislation permits us to access and use this information as we do now. The laws governing privacy generally remain unsettled, however, even in areas where there has been some legislative action, such as the Gramm-Leach-Bliley Act and other consumer statutes, it is difficult to determine whether and how existing and proposed privacy laws will apply to our business. Limitations on our ability to access and use customer information could adversely affect our ability to provide the services we offer to our merchants or could impair the value of these services.

      Several states have proposed legislation that would limit the uses of personal information gathered using the Internet. Some proposals would require proprietary online service and website owners to establish privacy policies. Congress has also considered privacy legislation that could further regulate use of consumer information obtained over the Internet or in other ways. The Federal Trade Commission has also recently settled a proceeding with one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Our compliance with these privacy laws and related regulations could materially affect our operations.

      Changes to existing laws or the passage of new laws could, among other things:

•	create uncertainty in the marketplace that could reduce demand for our services;

•	limit our ability to collect and to use merchant and cardholder data;

•	increase the cost of doing business as a result of litigation costs or increased operating costs; or

•	in some other manner have a material adverse effect on our business, results of operations and financial condition.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

      We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, under the terms of a loan agreement, we are restricted from paying cash dividends and making other distributions to our stockholders. Please see “Dividend Policy” for additional information.

Risks Relating to Acquisitions

      We have previously acquired, and expect to continue to acquire, other providers of payment processing services and portfolios of merchant processing accounts. These acquisitions entail risks in addition to those incidental to the normal conduct of our business.

Revenues generated by acquired businesses or account portfolios may be less than anticipated, resulting in losses or a decline in profits, as well as potential impairment charges.

      In evaluating and determining the purchase price for a prospective acquisition, we estimate the future revenues from that acquisition based on the historical transaction volume of the acquired provider of payment processing services or portfolio of merchant accounts. Following an acquisition, it is customary to experience some attrition in the number of merchants serviced by an acquired provider of payment processing services or included in an acquired portfolio of merchant accounts. Should the rate of post-acquisition merchant attrition exceed the rate we have forecasted, the revenues generated by the acquired providers of payment processing services or portfolio of accounts may be less than we estimated, which could result in losses or a decline in profits, as well as potential impairment charges.

We may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, exposing us to potentially large, unanticipated costs.

      Prior to the consummation of any acquisition, we perform a due diligence review of the provider of payment processing services or portfolio of merchant accounts that we propose to acquire. Our due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition. For example, after we acquired the merchant processing portfolio of First Bank of Beverly Hills in June 2001, we discovered that one of the merchants for which it was providing processing services was in substantial violation of the Visa and MasterCard card association rules. This merchant was unable to fund the resulting credits and chargebacks. As a result, we were obligated to fund these credits and chargebacks, which resulted in a net loss to us of approximately $6.0 million. Please see “Business — Legal Proceedings” for additional information.

We may encounter delays and operational difficulties in completing the necessary transfer of data processing functions and connecting systems links required by an acquisition, resulting in increased costs for, and a delay in the realization of revenues from, that acquisition.

      The acquisition of a provider of payment processing services, as well as a portfolio of merchant processing accounts, requires the transfer of various data processing functions and connecting links to our systems and those of our own third party service providers. If the transfer of these functions and links does not occur rapidly and smoothly, payment processing delays and errors may occur, resulting in a loss of revenues, increased merchant attrition and increased expenditures to correct the transitional problems, which could preclude our attainment of, or reduce, our profits.

Special non-recurring and integration costs associated with acquisitions could adversely affect our operating results in the periods following these acquisitions.

      In connection with some acquisitions, we may incur non-recurring severance expenses, restructuring charges and change of control payments. These expenses, charges and payments, as well as the initial costs of integrating the personnel and facilities of an acquired business with those of our existing operations, may adversely affect our operating results during the initial financial periods following an acquisition. In addition, the integration of newly acquired companies may lead to diversion of management attention from other ongoing business concerns.

Our facilities, personnel and financial and management systems may not be adequate to effectively manage the future expansion we believe necessary to increase our revenues and remain competitive.

      We anticipate that future expansion will be necessary in order to increase our revenues. In order to effectively manage our expansion, we may need to attract and hire additional sales, administrative, operations and management personnel. We cannot assure you that our facilities, personnel and financial and management systems and controls will be adequate to support the expansion of our operations, and provide adequate levels of service to our merchants and ISOs. If we fail to effectively manage our growth, our business could be harmed.

We have significant intangible assets and goodwill, the carrying value of which we may have to reduce if our revenues relating to these assets decline.

      We have acquired numerous intangible assets related to purchased portfolios of merchant accounts and business operations. The intangible assets represent a substantial portion of our total assets. Statement of Financial Accounting Standards Nos. 141 and 142 require us to periodically re-examine the value of our purchased assets. A material decline in the revenues generated from any of our purchased portfolios of merchant accounts or business operations could reduce the fair value of the portfolio or operations. In that case, we may be required to reduce the carrying value of the related intangible asset. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” for a discussion of how we test impairment of the assets. Additionally, changes in accounting policies or rules that affect the way in which we reflect these intangible assets in our financial statements, or the way in which we treat the assets for tax purposes, could have a material adverse effect on our financial condition.

Risks Relating to this Offering

Our executive officers, directors and principal stockholders have substantial control over our business, and their interests may not align with the interests of our other stockholders.

      Following this offering, our officers and directors, together with their affiliates, will beneficially own approximately           % of our outstanding common stock. Accordingly, these stockholders, acting together, will be able to exert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders may dictate the day-to-day management of our business. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

      Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have                                 shares of our common stock outstanding. In addition, we will have options to purchase a total of 1,966,071 shares outstanding, of which  will be vested. We intend to file a Form S-8 registration statement to register these and all other shares of common stock issuable under our Amended and Restated Stock Incentive Plan. Our current stockholders and holders of shares of our mandatorily redeemable convertible preferred stock, convertible subordinated promissory notes and options and warrants to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options and warrants and conversion of the mandatorily redeemable convertible preferred stock and convertible subordinated promissory notes, are expected to own           % of the outstanding shares of our common stock, or           % if the underwriters’ over-allotment option is exercised in full. Following the expiration of a 180-day “lock-up” period to which                     shares held by some of our current stockholders will be subject, the holders of those shares will generally be entitled to dispose of those shares. Moreover, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release those holders from the sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

      After this offering, the holders of approximately 8,246,493 shares of our common stock, including shares to be issued upon the conversion of mandatorily redeemable convertible preferred stock and convertible subordinated promissory notes immediately prior to this offering, will have rights to include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Our stockholder rights agreement and provisions of Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

      Our stockholder rights agreement may discourage, delay or prevent a merger or acquisition that you may consider favorable or may cause current management to become entrenched and difficult to replace. Please see “Description of Capital Stock — Stockholder Rights Agreement” for a description of its terms.

      In addition, we are subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions could affect our stock price adversely.

The price of our common stock may be volatile, which could cause our investors to incur trading losses and fail to realize upon their investments.

      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

We will have broad discretion over how we use the proceeds of this offering, and we may use them for corporate purposes that do not immediately enhance our profitability or market share.

      Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We will use $51.1 million or           % of the net proceeds for the repayment of debt and, therefore, this amount will be unavailable to support our operations. We may use the remaining net proceeds for corporate purposes that do not immediately enhance our profitability or increase our market value.

You will suffer immediate and substantial dilution.

      The initial public offering price per share is expected to be substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $                    , you will incur immediate and substantial dilution of $                    in the net tangible book value per share of the common stock from the price you paid. We also have outstanding warrants to purchase 1,924,550 shares of our common stock at a weighted average exercise price of $0.01 per share and stock options to purchase 1,966,071 shares of our common stock at a weighted average exercise price of $2.78 per share. We also have outstanding $16.9 million of convertible subordinated promissory notes that are convertible into 1,586,863 shares of our common stock assuming conversion on March 31, 2003. To the extent these warrants or options are exercised, or the convertible subordinated promissory notes are converted, there will be further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

      We estimate that we will receive approximately $           million in net proceeds from the sale of our common stock in this offering, or approximately $           million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial offering price of $          per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      We currently intend to use the estimated net proceeds from this offering as follows:

•	$51.1 million for the repayment of outstanding subordinated promissory notes (which had a carrying value of $45.7 million as of December 31, 2002);

•	up to $5.0 million for working capital; and

•	the remaining net proceeds for general corporate purposes, including potential acquisitions of businesses and merchant portfolios that are complementary to our own. Currently, we have no specific plans or commitments with respect to any acquisition. We cannot assure you that we will complete any acquisitions or that, if completed, any acquisition will be successful.

      As of December 31, 2002, we had notes outstanding in an aggregate principal amount of $78.1 million (net of discount of $6.4 million), owed to various individuals and entities, with interest rates ranging from 0% to 14% as described below. We will repay the following notes with the proceeds from this offering:

Aggregate Principal Amount of Subordinated Promissory Notes	Maturity Date	Interest Rate

$2,408,050	August 31, 2003	12.00%
$827,341	December 31, 2003	10.00%
$9,925,000	January 1, 2004	12.00%
$1,050,000	March 1, 2004	4.75%
$15,775,000	April 1, 2004	12.00%
$2,150,000	April 1, 2004	12.50%
$7,500,000	May 30, 2004	12.00%
$1,100,000	May 30, 2004	14.00%
$4,000,000	April 11, 2006	14.00%
$5,000,000	August 22, 2007	6.00%
$1,316,105	August 22, 2007	12.00%

      Of these notes, $           million were issued within a year of the date of this prospectus. In each case, we used the proceeds to fund acquisitions of businesses and portfolios of merchant accounts, as well as to fund working capital. In addition, $11.4 million of the notes to be repaid are held by affiliates and related parties. Please see “Certain Relationships and Related Transactions.”

      We will retain broad discretion in the allocation and use of the remaining net proceeds of this offering. Pending application of the net proceeds, as described above, we will invest any remaining proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared nor paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and have no intention of paying cash dividends on our common stock. In addition, the terms of our line of credit restrict us from paying cash dividends and making other distributions to our stockholders. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2002 on:

•	an actual basis;

•	a pro forma basis to give effect to a for split of our outstanding common stock immediately prior to this offering, the automatic conversion of 2,577,200 shares of our mandatorily redeemable convertible preferred stock into 2,577,200 shares of common stock; and

•	a pro forma as adjusted basis to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and the application of a portion of the estimated net proceeds to repay $51.1 million in outstanding indebtedness (which had a carrying value of $45.7 million as of December 31, 2002).

      The table does not reflect:

•	1,966,071 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2003 at a weighted average exercise price of $2.78 per share;

•	shares of common stock issuable upon exercise of options to be issued to our employees and directors immediately following the closing of this offering;

•	1,924,550 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2003 at a weighted average exercise price of $0.01 per share;

•	the conversion of an aggregate of $16.9 million of convertible promissory notes into 1,586,863 shares of common stock, assuming conversion on March 31, 2003; and

•	the issuance of shares that the underwriters have an option to purchase to cover over-allotments.

      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	December 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)

	(in thousands)
Short-term debt, including related party debt	$7,383	$7,383	$

Long-term debt, including related party debt	$70,688	70,688

Series A mandatorily redeemable convertible preferred stock, no par value; 2,577,200 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and as adjusted; aggregate redemption preference of $15,540,000	$6,670	—

Stockholders’ Equity:
Preferred stock, $0.01 par value; 17,422,800 shares authorized, actual; 20,000,000 shares authorized, pro forma and as adjusted; no shares issued and outstanding, actual, pro forma and as adjusted	—	—

Common stock, $0.01 par value; 130,000,000 shares authorized, actual; 180,000,000 shares authorized, pro forma and as adjusted; 14,558,190 shares issued and outstanding actual; shares issued and outstanding pro forma and as adjusted	28,236	34,906

Accumulated deficit	(16,192)	(16,192)
Total stockholders’ equity(1)	12,019	18,689

Total capitalization	$96,760	$96,760	$

(1)	Net of deferred compensation of $25 thousand.

DILUTION

      As of December 31, 2002, our pro forma net tangible book value was $                     million, or $           per share of common stock. Pro forma net tangible book value per share represents total tangible assets, less total liabilities, divided by the pro forma number of shares of our outstanding common stock after giving effect to the automatic conversion of our mandatorily redeemable convertible preferred stock into shares of common stock. After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $           per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and an estimated repayment of indebtedness by us of $45.7 million (which had a net unamortized debt warrant discount of $5.4 million at December 31, 2002), our pro forma as adjusted net tangible book value, as of December 31, 2002, would have been $                    , or $                    per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$

Historical net tangible book value per share as of December 31, 2002

Increase attributable to conversion of mandatorily redeemable convertible preferred stock into common stock

Pro forma net tangible book value per share

Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering	$

      The following table sets forth, on a pro forma as adjusted basis as of December 31, 2002, the differences between the total cash consideration paid and the average price per share paid by existing stockholders and new investors participating in this offering with respect to the number of shares of our common stock purchased from us based on an assumed initial public offering price of $           per share:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders		%		%
New Investors

Totals		100%		100%

      The foregoing discussion and tables assume no exercise of any stock options or warrants and no issuance of shares reserved for future issuance under our equity plans. As of December 31, 2002, there were 17,135,390 shares of common stock outstanding (assuming the conversion of 2,577,200 shares of our mandatorily redeemable convertible preferred stock), which excludes:

•	1,966,071 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2003 at a weighted average exercise price of $2.78 per share;

•	shares of common stock issuable upon exercise of options to be issued to our employees and directors immediately following the closing of this offering;

•	1,924,550 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2003 at a weighted average exercise price of $0.01 per share;

•	the conversion of an aggregate of $16.9 million of our outstanding convertible subordinated promissory notes into 1,586,863 shares of common stock assuming conversion on March 31, 2003; and

•	shares that the underwriters have an option to purchase to cover over-allotments.

      Assuming the exercise in full of the underwriters’ option to purchase                      shares of common stock to cover over-allotments, our pro forma as adjusted net tangible book value as of December 31, 2002 would have been $                million, or $           per share. This represents an immediate increase in the pro forma net tangible book value of $           per share to existing stockholders and immediate dilution of $           per share to new investors participating in this offering.

      To the extent the warrants and options are exercised and the underlying shares of common stock are issued, there will be further dilution to new investors. In addition, we may grant additional options or warrants or issue other equity securities in the future that may be dilutive to investors in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL

INFORMATION AND OTHER DATA

      The following summary historical consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In our discussion throughout this prospectus references to the year ended December 31, 2000 refer to the period January 1, 2000 through July 19, 2000 for iPayment Technologies, our predecessor, and July 20, 2000 (inception) through December 31, 2000 for us. The selected statement of operations data set forth below for our predecessor company for the period from January 1, 2000 through July 19, 2000, and for us for the period from July 20, 2000 through December 31, 2000, and for the years ended December 31, 2001 and 2002, and the selected balance sheet data set forth below for us at December 31, 2000, 2001 and 2002, are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The historical consolidated financial information is derived from our audited financial statements which have been audited by Ernst & Young LLP with respect to our predecessor company for the period from January 1, 2000 to July 19, 2000, and with respect to us for the period from July 20, 2000 to December 31, 2000, and the years ended December 31, 2001 and 2002. The selected statement of operations data set forth below for our predecessor company for each of the years ended December 31, 1998, and 1999, and the selected balance sheet data set forth at December 31, 1998, and 1999 are derived from the audited consolidated financial statements of our predecessor company not included in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

	Predecessor Company			iPayment, Inc.

			Period from	July 20, 2000
	Year Ended	Year Ended	January 1, 2000	through	Year Ended	Year Ended
	December 31,	December 31,	through July 19,	December 31,	December 31,	December 31,
	1998	1999	2000	2000	2001	2002

	(in thousands, except share and per share data and charge volume)
Statement of Operations Data:
Revenues	$19,226	$27,856	$12,870	$7,835	$38,889	$115,813
Operating expenses:
Costs of services	18,450	22,068	12,360	6,668	33,633	94,321
Selling, general and administrative	1,454	4,215	2,040	4,546	3,782	6,541
Depreciation and amortization	96	606	477	2,351	4,299	5,319
Restructuring costs	—	—	—	1,585	(131)	—

Total operating expenses	20,000	26,889	14,877	15,150	41,583	106,181

Income (loss) from operations	(774)	967	(2,007)	(7,315)	(2,694)	9,632
Other income (expense):
Interest income (expense), net	43	197	(109)	(706)	(2,928)	(6,894)
Other	(11)	(796)	(15)	(397)	625	(3,221)

Total other expense	32	(599)	(124)	(1,103)	(2,303)	(10,115)

Income (loss) before income taxes	(742)	368	(2,131)	(8,418)	(4,997)	(483)
Income tax provision (benefit)	535	84	1	1	(107)	10

Net income (loss)	(1,277)	284	(2,132)	(8,419)	(4,890)	(493)
Preferred stock accretion	—	—	—	—	(874)	(1,516)

Net income (loss) allocable to common stockholders	$(1,277)	$284	$(2,132)	$(8,419)	$(5,764)	$(2,009)

Basic and diluted earnings (loss) per common share:
Earnings (loss) per share	$(39.36)	$6.15	$(43.60)	$(5.84)	$(0.65)	$(0.18)

Weighted average shares outstanding	32,444	46,148	48,899	1,440,457	8,862,727	11,354,713

Financial and Other Data:
Charge volume (in millions) (unaudited)(1)	$286	$367	$175	$135	$802	$2,868

	Predecessor Company		iPayment, Inc.

	December 31,

	1998	1999	2000	2001	2002

Balance Sheet Data:
Cash and cash equivalents	$—	$18	$568	$290	$1,831
Total assets	5,191	4,253	13,369	36,081	115,481
Long-term debt to related parties, net of current portion and discount	1,502	1,254	1,574	22,250	49,767
Long-term debt to unrelated parties, net of current portion and discount	709	1,253	1,302	6,276	20,921
Total long-term debt	2,211	2,507	2,876	28,526	70,688
Mandatorily redeemable convertible preferred stock	—	—	—	5,154	6,670
Total stockholders’ equity (deficit)	$(4,508)	$(4,413)	$(7,267)	$(10,991)	$12,019

(1)	Represents the total dollar volume of all Visa and MasterCard transactions processed by our merchants, which is provided to us by our third party processing vendors.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      The unaudited pro forma combined statements of operations for the year ended December 31, 2002 give effect to the following transactions as if they had been completed as of January 1, 2002:

•	the acquisition of E-Commerce Exchange, Inc. acquired on March 19, 2002;

•	the acquisition of OnLine Data Corp. acquired on August 22, 2002;

•	the acquisition of First Merchants Bancard Services, Inc. acquired on August 28, 2002; and

•	the acquisition of CardSync Processing Services, Inc. acquired on September 5, 2002.

      Our historical consolidated financial statements include the results of operations of E-Commerce Exchange, OnLine Data, First Merchants Bancard Services, Inc. and CardSync from their respective acquisition date to December 31, 2002. There were no material acquisitions occurring or that were probable subsequent to December 31, 2002.

      The unaudited pro forma combined financial statements are not necessarily indicative of operating results which would have been achieved had the foregoing transactions actually been completed at the beginning of the respective periods and should not be construed as representative of future operating results. Certain reclassifications have been made in the acquired companies’ financial statements, which are included in the pro forma financial statements, to conform to the presentation in our pro forma financial statements.

      These unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes, the historical consolidated financial statements and the historical financial statements of the businesses acquired, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

      On March 19, 2002, we entered into an agreement and plan of merger with E-Commerce Exchange, a card-payment processor, whereby E-Commerce Exchange merged with a wholly owned subsidiary of ours. Under the terms of the agreement, we issued a series of convertible notes to the prior series A preferred shareholders of E-Commerce Exchange in the aggregate amount of $15.0 million in exchange for all of the outstanding common shares of E-Commerce Exchange. Subject to certain restrictions, such notes are convertible into 1,400,000 shares of our common stock, and the notes bear interest at a rate of 4.5% and are due March 2008. One-half of the interest is capitalized to the principal amount of the note, which increases (on a pro rata basis) the number of shares of our common stock the notes are convertible into. The operating results of E-Commerce Exchange from March 20, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to March 19, 2002, E-Commerce Exchange recorded revenues of $1.7 million. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Cash and restricted cash	$1,830
Accounts receivable	120
Prepaid expenses and other	1,302
Fixed assets	468
Intangible assets	80
Goodwill	15,491
Merchant loss reserve	(125)
Accounts payable and accrued liabilities	(4,166)

$15,000

      Intangible assets consist of merchant portfolios of $80,000 and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Included in accounts payable and accrued liabilities is approximately $100,000 due to an investment banker hired to market E-Commerce Exchange. The original amount due to the investment banker was $1.5 million; however, we entered into an agreement with the holders of the E-Commerce Exchange notes such that the holders would indemnify us for any costs or expenses in excess of $100,000 related to the engagement letter with the investment banker. As a result, we have allocated $100,000 to other liabilities in the purchase accounting. Additionally, we have allocated $1.8 million to other liabilities representing an accrual for litigation matters.

      On August 22, 2002, we entered into an agreement and plan of merger with OnLine Data Corporation, whereby OnLine Data merged with a wholly owned subsidiary of ours. Under the terms of the agreement, we purchased OnLine Data for $2.0 million in cash, a note for $5.0 million and 1,825,000 shares of our common stock (valued at $3.56 per share by our Board of Directors), as well as a deferred cash payment of $2.1 million due fifteen days prior to the six-month anniversary of the effective date of the agreement. The note is due and payable on August 22, 2007, unless certain changes of control occur, with interest payable quarterly at a rate of 6% annually. The operating results of OnLine Data from August 23, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to August 22, 2002, OnLine Data recorded revenues of $15.2 million. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Cash	$171
Accounts receivable	809
Prepaid expenses and other	401
Fixed assets	165
Intangible assets	4,800
Goodwill	12,855
Merchant loss reserve	(423)
Accounts payable and accrued liabilities	(1,781)
Debt	(1,401)

$15,596

      Intangible assets consist of merchant portfolios of $4.8 million and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. On August 8, 2002 OnLine Data entered into a Promissory Note with BlueLine Data Corporation, replacing a series of notes between the parties totaling $1.3 million. The notes were due to BlueLine Data by OnLine Data prior to the acquisition of OnLine Data by us, however these notes were amended. Under terms of the amended notes, interest is payable monthly at an annual rate of 12%, and are due at the earliest of our initial public offering, a change of control, or August 31, 2007. Certain shareholders of OnLine Data were also shareholders of BlueLine Data.

      On August 28, 2002, we entered into an agreement and plan of merger with First Merchants Bancard Services, Inc., whereby First Merchants Bancard Services merged into a wholly owned subsidiary of ours. Under the terms of the agreement, we purchased First Merchants Bancard Services for $3.4 million in cash and 1,600,000 shares of our common stock (valued at $3.56 per share by our Board of Directors). We acquired all assets and liabilities of First Merchants Bancard Services. The operating results of First Merchants Bancard Services from August 29, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to August 28, 2002, First Merchants Bancard Services recorded revenues of $25.0 million. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Cash and restricted cash	$478
Accounts receivable	849
Prepaid expenses and other	167
Fixed assets	103
Intangible assets	5,410
Goodwill	6,609
Merchant loss reserve	(64)
Accounts payable, accrued liabilities and merchant loss reserve	(1,886)
Debt	(2,570)

$9,096

      Intangible assets consist of merchant portfolios of $5.4 million and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Debt assumed in the acquisition includes an amended and restated note payable to Michael Schneider for $1.9 million (which also contained a one-time $250,000 loan fee which is due upon the repayment of the note). Under terms of the amended note, interest is payable monthly at an annual rate of 12.5%. The note was subsequently amended to extend the maturity date from December 30, 2002 to April 1, 2004, and Mr. Schneider was granted an option to convert the note into 153,571 shares of our common stock anytime prior to the repayment of the note or April 1, 2004 (at which time the $250,000 loan fee will be waived).

      On September 5, 2002, we entered into an agreement and plan of merger with CardSync Processing, Inc., whereby CardSync merged with a wholly owned subsidiary of ours. Under the terms of the CardSync Agreement, we purchased CardSync for $1.1 million in cash and 1,450,000 shares of our common stock (valued at $3.56 per share by our Board of Directors). We acquired all of the assets and liabilities of CardSync. The operating results of CardSync from September 6, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to September 5, 2002, CardSync recorded revenues of $13.3 million. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Cash and restricted cash	$1,315
Accounts receivable	545
Prepaid expenses and other	29
Fixed assets	32
Intangible assets	3,000
Goodwill	12,007
Merchant loss reserve	(933)
Accounts payable and accrued liabilities	(3,083)
Debt	(6,635)

$6,277

      Intangible assets consist of merchant portfolios of $3.0 million and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Debt assumed in the acquisition is pursuant to a settlement of litigation between CardSync and NOVA Corporation under which CardSync was required to pay NOVA $8.0 million, of which, $2.0 million was due from us at the closing of the acquisition of CardSync, and was allocated as an accounts payable in purchase accounting. The remaining $6.0 million is classified as debt in purchase accounting, and is payable as follows: $2.0 million in December 2002, and the remaining $4.0 million in equal quarterly installments in March, June, September and December 2003, with no stated interest rate.

iPAYMENT, INC. UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

				First
				Merchants
	iPayment,	E-Commerce	OnLine	Bancard	CardSync
	Inc.	Exchange	Data	Services	Processing	Pro Forma
	(1)	(2)	(3)	(4)	(5)	Adjustments		Pro Forma

	(in thousands, except share and per share data)
Revenues	$115,813	$1,737	$15,189	$24,967	$13,305	$—		$171,011

Operating expenses:
Costs of services	94,321	1,667	14,252	23,511	12,569	—		146,320
Selling, general and administrative	6,541	655	1,335	981	9,233	—		18,745
Depreciation and amortization	5,319	—	81	47	18	1,370	(6)	6,835
Restructuring and impairment costs	—	—	—	39	—	—		39

Total operating expenses	106,181	2,322	15,668	24,578	21,820	1,370		171,939

Income (loss) from operations	9,632	(585)	(479)	389	(8,515)	(1,370)		(928)
Other income (expense):
Interest income (expense), net	(6,894)	—	(24)	(269)	(16)	(2,486	)(7)	(9,689)
Other	(3,221)	—	(76)	—	—	—		(3,297)

Total other expense	(10,115)	—	(100)	(269)	(16)	(2,486)		(12,986)

Income (loss) before income taxes	(483)	(585)	(579)	120	(8,531)	(3,856)		(13,914)
Income tax expense	10	1	—	40	—	—		51

Net income (loss)	$(493)	$(586)	$(579)	$80	$(8,531)	$(3,856)		$(13,965)

Net loss	$(493)							$(13,965)
Less — preferred stock accretion	(1,516)							(1,516)

Net loss allocable to common stockholders	$(2,009)							$(15,481)

Basic and diluted loss per common share:
Loss per share	$(0.18)							$(1.06)

Weighted average shares outstanding	11,354,713							14,558,190 (8)

      Please see the accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

      (1) Represents the audited statement of operations for iPayment, Inc. for the year ended December 31, 2002, including the results of E-Commerce Exchange for the period from March 20, 2002 to December 31, 2002, OnLine Data for the period from August 23, 2002 to December 31, 2002, First Merchants Bancard Services for the period from August 29, 2002 to December 31, 2002 and for CardSync Processing for the period from September 6, 2002 to December 31, 2002.

      (2) Represents the audited statement of operations of E-Commerce Exchange for the period from January 1, 2002 through March 19, 2002.

      (3) Represents the audited statement of operations of OnLine Data for the period from January 1, 2002 through August 22, 2002.

      (4) Represents the audited statement of operations of First Merchants Bancard Services for the period from January 1, 2002 through August 28, 2002.

      (5) Represents the audited statement of operations of CardSync for the period from January 1, 2002 through September 5, 2002.

      (6) Represents the pro forma adjustments to record depreciation and amortization expense as follows:

(a) To record amortization expense of intangible assets related to the acquisitions of the following as if acquired at January 1, 2002:

Year Ended
December 31, 2002

E-Commerce Exchange	$3
First Merchants Bancard Services	515
OnLine Data Corporation	457
CardSync Processing	286

Subtotal	$1,261

(b) To record depreciation expense of fixed assets related to the acquisitions of the following as if acquired at January 1, 2002:

E-Commerce Exchange	$39
First Merchants Bancard Services	23
OnLine Data Corporation	37
CardSync Processing	10

Subtotal	109

Total depreciation and amortization expense	$1,370

      (7) To record the pro forma adjustments to interest expense as follows:

(a) To record interest on the notes issued in association with the acquisitions of the following as if acquired at January 1, 2002, at interest rates ranging from 4.5% to 12%, representing the actual rates on the notes issued:

Year Ended
December 31, 2002

E-Commerce Exchange	$170
First Merchants Bancard Services	272
OnLine Data Corporation	528
CardSync Processing	89

Subtotal	$1,059

(b) To record increase in interest expense for the amortization of warrants issued in connection with subordinated promissory notes to finance the acquisition of the following:

E-Commerce Exchange	$—
First Merchants Bancard Services	563
OnLine Data Corporation	679
CardSync Processing	185

Subtotal	1,427

Total interest expense	$2,486

      (8) Represents the pro forma weighted average shares as if shares issued in connection with acquisitions occurred on January 1, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Information and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. References in this section to “iPayment, Inc.,” the “Company,” “we,” “us,” and “our” refer to iPayment, Inc. and our direct and indirect subsidiaries on a consolidated basis unless the context indicates otherwise.

Overview

      We are one of the fastest growing providers of credit and debit card-based payment processing services to small merchants. As of December 31, 2002, we provided our services to approximately 56,000 active small merchants located across the United States. Our payment processing services enable our merchants to process both traditional card-present, or swipe transactions, as well as card-not-present transactions. A traditional card-present transaction, occurs whenever a cardholder physically presents a credit or debit card to a merchant at the point-of-sale. Card-not-present transactions occur whenever the customer does not physically present a payment card at the point-of-sale and may occur over the Internet or by mail, fax or telephone.

      Our subsidiary, iPayment Technologies, Inc., was formed in 1992 as a California corporation. In July 2000, iPayment Technologies purchased assets from two former affiliates in exchange for the assumption of debt, $400,000 in cash, a $2.0 million note and the issuance of 5,000 shares of iPayment Technologies’ common stock. We refer to this as the Caymas acquisition. In connection with the Caymas acquisition, Caymas, LLC purchased a majority interest in iPayment Technologies. We accounted for the Caymas acquisition as a purchase allocating its investment to the fair value of assets acquired and liabilities assumed and the excess basis allocated to goodwill. The Caymas acquisition was completed in order to transfer ownership of certain assets owned by former affiliates of iPayment Technologies, and to separate iPayment Technologies from its former affiliates.

      In December 2000, iPayment Technologies implemented a restructuring plan, which resulted in a reduction in overhead costs and personnel. Expenses related to the restructuring included severance and future lease costs, write downs of fixed assets and leasehold improvements.

      In February 2001, we were formed by the majority stockholders of iPayment Technologies under the name iPayment Holdings, Inc. as a holding company for iPayment Technologies and other card processing businesses. We then appointed Gregory Daily as our Chief Executive Officer and Chairman of the Board. In April 2001, we acquired a 94.63% interest in iPayment Technologies, and in July 2002, we acquired the remaining outstanding shares of iPayment Technologies, which then became our wholly owned subsidiary, in each case by issuing our shares to iPayment Technologies stockholders in exchange for iPayment Technologies shares.

      In August 2002, we were reincorporated in Delaware under the name iPayment, Inc.

Acquisitions

      Since January 2001, we have expanded our card-based payment processing services through the acquisition of six businesses and four large portfolios and several smaller portfolios of merchant accounts, as set forth below. These acquisitions have significantly impacted our revenues, results of operations, and financial condition. Revenues increased to $115.8 million for the year ended December 31, 2002 from $38.9 million for the year ended December 31, 2001. Income from operations improved to $9.6 million for 2002, from a loss from operations of $2.7 million for 2001. The net loss decreased to $0.5 million for 2002 from $4.9 million for 2001. Net cash used in operating activities increased to $9.0 million for 2002 from $2.2 million for 2001. The full impact of the acquisitions discussed below on our operating results are not fully reflected in our historical results of operations due to the recent nature of these acquisitions and their varying stages of integration. We expect our revenues, results of operations, and net cash provided by operating activities to continue to improve in 2003, as the full impact of these acquisitions are realized.

Acquired Business or Large Portfolio	Date of
of Merchant Accounts	Acquisition

Merchant processing portfolio of Electronic Check Processing, Inc.	January 2001
Merchant processing portfolio of E-Commerce Exchange, Inc.	February 2001
Merchant processing portfolio of Payment Processing, Inc.	May 2001
Merchant processing portfolio of American Credit Card Processing Corporation	May 2001
Merchant processing division of First Bank of Beverly Hills, F.S.B.	July 2001
1st National Processing, Inc.	August 2001
E-Commerce Exchange, Inc.	March 2002
OnLine Data Corp.	August 2002
First Merchants Bancard Services, Inc.	August 2002
CardSync Processing Inc.	September 2002

      On January 12, 2001, we entered into an agreement to purchase a portfolio of merchant accounts originally sold by iPayment Technologies to Electronic Check Processing, and to extinguish a note payable. The purchase price totaled $1.6 million of which $749,000 represented the fair value of the merchant processing portfolio and $826,000 represented the full extinguishment of the note and related accrued interest.

      On February 16, 2001, we entered into an agreement to purchase a portfolio of merchant accounts from E-Commerce Exchange and to extinguish trade payables owed to E-Commerce Exchange under an agreement between E-Commerce Exchange and us. On April 12, 2001, we paid E-Commerce Exchange $3.1 million under the agreement in connection with two separate transactions: we extinguished a trade payable of $1.7 million and we acquired for $1.4 million the rights, title and interest in a merchant processing portfolio, which represented the fair market value of the portfolio as of the acquisition date, as determined by the present value of the estimated future cash flows. In connection with the agreement, E-Commerce Exchange dismissed a lawsuit filed against us, which related to amounts due to E-Commerce Exchange by us under a prior agreement. On March 19, 2002, we acquired E-Commerce Exchange, as described below.

      Prior to acquiring the portfolios of merchant accounts from Electronic Check Processing and E-Commerce Exchange, we had entered into merchant agreements with both companies to process each portfolio’s transactions. As a result, we were already recognizing revenues from these portfolios when they were acquired. Therefore, the financial effect of each of these portfolio acquisitions was primarily the elimination of residuals paid to Electronic Check Processing and E-Commerce Exchange, which resulted in a decrease in our costs of services.

      In May 2001, we acquired two merchant portfolios from unrelated independent sales groups, Payment Processing, Inc. and American Credit Card Processing Corporation. We paid $763,000 in cash for Payment Processing’s portfolio and $5.5 million in cash for American Credit’s portfolio.

      On July 1, 2001, we acquired all of the rights, titles and interests in the merchant processing division of First Bank of Beverly Hills, F.S.B., along with certain assets, for $6.1 million in cash, including $156,000 in direct acquisition costs. The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business (because we acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures), with the total consideration allocated to the fair value of assets acquired, including goodwill of $289,000, a merchant-processing portfolio of $5.6 million, and fixed assets of $175,000. There were no liabilities assumed in the acquisition. The operating results of the merchant processing division of First Bank of Beverly Hills from July 1, 2001 are consolidated with ours in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2001 to June 30, 2001, the merchant processing division of First Bank of Beverly Hills recorded revenues of $7.1 million.

      On August 9, 2001, we entered into an agreement to purchase the rights, titles and interests in substantially all of the assets of 1st National Processing, Inc. for an aggregate purchase price of $8.7 million.

The purchase price consisted of $5.1 million in cash, including direct acquisition costs of $305,000, a non-interest bearing note in the amount of $3.0 million and 678,000 shares of our common stock. Under the agreement, we will receive from the former owner of 1st National Processing $900,000 plus 6% interest from August 9, 2001 upon consummation of this offering. There were no significant liabilities assumed in connection with the acquisition. The acquisition was recorded under the purchase method as the assets were deemed to constitute a business (because we acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures) with the total consideration allocated to the fair value of assets acquired, including goodwill of $4.3 million and a merchant-processing portfolio of $4.3 million. The operating results of 1st National Processing from August 10, 2001 are consolidated in the accompanying consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2001 to August 9, 2001, 1st National Processing recorded revenues of $8.5 million.

      On March 19, 2002, we entered into an agreement and plan of merger with E-Commerce Exchange, Inc. under which E-Commerce Exchange merged with a wholly owned subsidiary of ours. E-Commerce Exchange is a provider of an end-to-end solution which enables merchants to accept credit card payments via the Internet in as little as three days from submitting an application. E-Commerce Exchange also holds a portfolio of leases of secure payment processing solutions. In connection with the merger, we issued a series of convertible notes in the aggregate principal amount of $15.0 million in exchange for all of the outstanding common shares of E-Commerce Exchange. Subject to certain restrictions, these notes were initially convertible into an aggregate of 1,400,000 shares of our common stock. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $15.5 million and a merchant-processing portfolio of $80,000. The operating results of E-Commerce Exchange from March 20, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to March 19, 2002, E-Commerce Exchange recorded revenues of $1.7 million.

      On August 22, 2002, we entered into an agreement and plan of merger with OnLine Data Corporation under which OnLine Data merged with a wholly owned subsidiary of ours. OnLine Data is an integrated provider of credit card transaction processing services. We purchased OnLine Data for $2.0 million in cash, a note in the aggregate principal amount of $5.0 million and 1,825,000 shares of our common stock, as well as a deferred cash payment of $2.1 million due fifteen days prior to the six-month anniversary of the effective date of the merger agreement. The note is due and payable in five years, unless certain changes of control occur, with interest payable quarterly at a rate of 6% per annum. The merger was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $12.9 million and a merchant-processing portfolio of $4.8 million. The operating results of OnLine Data from August 23, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to August 22, 2002, OnLine Data recorded revenues of $15.2 million.

      On August 28, 2002, we entered into an agreement and plan of merger with First Merchants Bancard Services, Inc. under which First Merchants Bancard Services was merged into a wholly owned subsidiary of ours. First Merchants Bancard Services is an integrated provider of credit card transaction processing services. We purchased First Merchants Bancard Services for $3.4 million in cash and 1,600,000 shares of our common stock. The merger was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $6.6 million and a merchant-processing portfolio of $5.4 million. The operating results of First Merchants Bancard Services from August 29, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to August 28, 2002, First Merchants Bancard Services recorded revenues of $25.0 million.

      On September 5, 2002, we entered into an agreement and plan of merger with CardSync Processing, Inc. under which CardSync merged with a wholly owned subsidiary of ours. CardSync is an integrated provider of credit card transaction processing services. We purchased CardSync for $1.1 million in cash and 1,450,000 shares of our common stock. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $12.0 million and a merchant-processing portfolio of $3.0 million. The operating results of CardSync from September 6, 2002 are included in our consolidated statements of operations included elsewhere in this prospectus. For the period from January 1, 2002 to September 5, 2002, CardSync recorded revenues of $13.3 million.

      For the year ended December 31, 2001, revenues attributable to the acquisitions we completed in 2001 were $20.0 million, or 51.4% of our total revenues. For the year ended December 31, 2002, revenues attributable to the acquisitions we completed in 2002 were $43.7 million, or 37.7% of our total revenues, and the revenues attributable to the acquisitions we completed in 2001 and 2002 combined were $95.1 million, or 82.1% of our total revenues for the year ended December 31, 2002. If we engage in fewer acquisitions in the future, the revenues attributable to new acquisitions may decline as a percentage of our total revenues. Please see “Risk Factors — Risks Relating to Acquisitions.”

      Primarily due to these acquisitions, our merchant portfolio base increased from approximately 7,000 active small merchants on January 1, 2001 to approximately 56,000 active small merchants on December 31, 2002.

      We have accounted for all of these acquisitions under the purchase method. For acquisitions of a business, we allocate the purchase price based in part on valuations of the assets acquired and liabilities assumed. For companies with modest growth prospects, our purchase prices primarily reflect the value of merchant portfolios, and purchase price allocations reflect primarily intangible assets. Acquisition targets we identified as having entrepreneurial management teams, efficient operating platforms, proven distribution capabilities, all of which contribute to higher growth prospects, commanded purchase prices in excess of their merchant portfolio values. Consequently, purchase price allocations for these targets reflect a greater proportion of goodwill. The acquisitions in 2001 consisted of four portfolios of merchant accounts and two acquisitions of businesses with modest growth prospects, leading to an increase in intangible assets of approximately $18.4 million, while goodwill increased by approximately $4.6 million. The acquisitions in 2002 primarily consisted of four significant businesses with strong management teams, sophisticated platforms and higher growth prospects. As a result, goodwill increased by $47.0 million in 2002, while intangibles increased by only $13.4 million.

Critical Accounting Policies

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. Our significant accounting policies are more fully described in note 3 to our consolidated financial statements included elsewhere in this prospectus. The critical accounting policies described here are those that are most important to the depiction of our financial condition and results of operations and their application requires management’s most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

      We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in the first quarter of 2002 (certain provisions of SFAS No. 142 were adopted in the third quarter of 2001). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and requires that goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment. If facts and circumstances indicate goodwill may be impaired, we perform a recoverability evaluation. Prior to the adoption of SFAS No. 142 on January 1, 2002, our policy was to compare undiscounted estimated future cash flows to the carrying amount of our net assets, including goodwill, to determine if the carrying amount was not recoverable and a write-down to fair value was required. Effective January 1, 2002, in accordance with SFAS No. 142, we began performing the recoverability analysis based on fair value rather than undiscounted cash flows. The calculation of fair value includes a number of estimates and assumptions, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate.

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer through the merchant’s acquiring bank and charged to the merchant. If the merchant has inadequate funds, we or, under limited circumstances, the acquiring bank and us, must bear the credit risk for the full amount of the transaction. We evaluate the merchant’s risk for such transaction and estimate its potential loss for chargebacks based primarily on historical experience and other relevant factors. At December 31, 2002, our reserve for losses on merchant accounts totaled $4.4 million, of which $2.6 million related to reserves from one merchant.

      We account for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. We have placed a significant valuation allowance on our net operating loss carryforwards as a result of limitations placed on the ability to utilize the net operating loss carryforwards due to two ownership changes which occurred in July 2000 and April 2001.

      We have historically issued debt securities with detachable stock warrants at a ratio of 70,000 warrants for every $1,000,000 borrowed. Accounting Principles Board Opinion No. 14 requires that portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation is based on the relative fair values of the two securities at time of issuance. The resulting discount on the debt securities is recorded initially as a reduction to the carrying amount of the debt securities and is amortized as a component of interest expense over the life of the debt securities.

      We had federal and state net operating loss carryforwards at December 31, 2002 of approximately $27.7 million that were available, subject to significant limitations, to offset regular taxable income through 2022. Due to our prior ownership changes, it is unlikely that we will be able to use any significant amount of these net operating loss carryforwards. We also have state net operating loss carryforwards that will expire through 2012.

Components of Revenues and Expenses

      All of our revenues are generated from fees charged to merchants for card-based payment processing services. We typically charge these merchants a bundled rate, primarily based upon the merchant’s monthly charge volume and risk profile. Discount fees, which are a percentage of the dollar amount of each credit or debit transaction, represent approximately 75% of our total revenues. We charge all merchants higher discount rates for card-not-present transactions than for card-present transactions in order to compensate us for the higher risk of underwriting these transactions. We derive the balance of our revenues from a variety of fixed transaction or service fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous services, such as handling chargebacks. We recognize discounts and other fees related to payment transactions at the time the merchants’ transactions are processed. We recognize revenues derived from service fees at the time the service is performed. We report revenues gross of amounts paid to sponsoring banks, as well as interchange and assessments paid by us to credit card associations pursuant to which these associations receive payments based primarily on processing volume for particular groups of merchants. Related interchange and assessment costs and bank processing fees are also recognized at that time.

      Costs of services includes all costs directly attributable to our provision of payment processing and related services to our merchants. The most significant component of costs of services is interchange fees, which are amounts we pay to the card issuing banks. Interchange fees are based on transaction processing volume and are recognized at the time transactions are processed. Costs of services also includes residual payments to ISOs, which are commissions we pay to our ISOs based upon a percentage of the net revenues we generate from their merchant referrals, and assessment fees payable to card associations, which is a percentage of the processing volume we generate from Visa and MasterCard. In addition, costs of services includes telecommunications costs, personnel costs, occupancy costs, losses due to merchant defaults, other miscellaneous merchant supplies and services expenses, sponsorship costs and other third-party processing costs.

      Selling, general and administrative expenses consist primarily of salaries and wages and other general administrative expenses.

      Depreciation and amortization expenses are recognized on a straight-line basis over the estimated useful life of the asset. Amortization of intangible assets and goodwill resulted from our acquisitions of portfolios of merchant accounts or acquisitions of a business where we allocated purchase price to the existing merchant processing portfolio. Goodwill recognized from acquisitions initiated after June 30, 2001 is not amortized. Accordingly, the goodwill generated through the acquisitions of 1st National Processing and the merchant-processing portfolio of First Bank of Beverly Hills were not amortized in 2001. The impact of not amortizing goodwill for the other acquisitions described above from the dates of such acquisitions to December 31, 2001 would have been an increase in amortization expense of $93,000. Goodwill is no longer amortized and is subject to periodic testing for impairment.

      From time to time, we enter into transactions with our ISOs. Sometimes, we acquire from an ISO the right, title and interest to a merchant portfolio, including the residual cash flow stream for merchants the ISOs have brought to us. The accounting for those acquisitions is dependent on the ISO’s relationship with us. If the ISO is considered an agent, then we record prepaid commission and amortize the asset through cost of sales. Otherwise, if we have no ongoing agent relationship with the ISO, we will record an intangible asset for that residual cash flow stream. Also, from time to time, we lend money to ISOs, usually to assist the ISOs in establishing and growing their businesses. This directly impacts the number, quality and type of merchants these ISOs are able to bring to us.

      We have recently settled a number of disputes that have affected our results of operations as we make payments on our obligations under these settlements. In October 2002, we settled a dispute with Auerbach Acquisitions Associates for $1.5 million. On April 24, 2002, we entered into a settlement and release agreement with Richard J. Gordon, the former Chief Executive Officer of our predecessor company, iPayment Technologies, Inc., and two of his affiliated companies in which we agreed to make periodic payments to Mr. Gordon in lieu of payment on a $2.0 million note we had issued to his company, ITSV, Inc., in connection with our reorganization discussed above. As of December 31, 2002, we had paid all of our obligations under this settlement and release agreement. For further discussion of these settlements, please see note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

      In addition, in November 2002, we executed formal settlement agreements relating to a class action lawsuit brought by Rae Lynn Copitka against Leasecomm Corporation and E-Commerce Exchange, Inc., which we acquired in March 2002. In connection with the settlement, we have also agreed to pay $500,000 in attorneys fees and costs, a damage and representative award of $15,000 to the named plaintiff and a partial indemnification payment to Leasecomm equal to the value of the leases that are, in fact, cancelled by class members under the settlement terms. Based on the leases that will be subject to cancellation rights under the settlement, the partial indemnification payment to Leasecomm is expected not to exceed $1.5 million. A settlement amount was included in accounts payable and accrued liabilities on the balance sheet of E-Commerce Exchange on the date of its acquisition by us. For more information regarding the Copitka litigation and settlement, see “Business — Legal Proceedings” and note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

	Year Ended December 31,

	2000	2001	2002

	(in thousands)
Statement of Operations Data:
Revenues	$20,705	$38,889	$115,813
Operating expenses:
Costs of services	19,028	33,633	94,321
Selling, general and administrative	6,586	3,782	6,541
Depreciation and amortization	2,828	4,299	5,319
Restructuring costs	1,585	(131)	—

Total operating expenses	30,027	41,583	106,181

Income (loss) from operations	(9,322)	(2,694)	9,632
Other income (expense):
Interest expense	(815)	(2,928)	(6,894)
Other	(412)	625	(3,221)

Total other expense	(1,227)	(2,303)	(10,115)

Loss before income taxes	(10,549)	(4,997)	(483)
Income tax provision (benefit)	2	(107)	10

Net loss	$(10,551)	$(4,890)	$(493)

As a percentage of total revenues:
Revenues	100.0%	100.0%	100.0%
Operating expenses:
Costs of services	91.9	86.5	81.5
Selling, general and administrative	31.8	9.7	5.6
Depreciation and amortization	13.7	11.1	4.6
Restructuring costs	7.7	(0.3)	0.0

Total operating expenses	145.0	106.9	91.7

Income (loss) from operations	(45.0)	(6.9)	8.3
Other income (expense):
Interest expense	(3.9)	(7.5)	(5.9)
Other	(2.0)	1.6	(2.8)

Total other expense	(5.9)	(5.9)	(8.7)

Loss before income taxes	(50.9)	(12.8)	(0.4)
Income tax provision (benefit)	0.0	(0.2)	0.0

Net loss	(51.0)%	(12.6)%	(0.4)%

Years Ended December 31, 2002 and December 31, 2001

      Revenues. Revenues increased 197.8% from $38.9 million for 2001 to $115.8 million for 2002. This increase was primarily attributable to our acquisitions since January 2001 of six businesses, and four large portfolios and several smaller portfolios of merchant accounts, which resulted in an aggregate increase in revenues of $65.7 million, representing 85.3% of our total growth in revenues over the prior period. The remaining revenues increase was a result of internal growth from an increase in new merchant accounts.

      Costs of Services. Costs of services increased 180.4% from $33.6 million for 2001 to $94.3 million for 2002. The increase was due primarily to costs associated with increased processing volume and the addition of 178 personnel related to our acquisitions, as well as a $7.3 million increase in residual payments to ISOs related to the increase in the number of merchant accounts opened or acquired through acquisitions. Costs of services represented 86.5% of revenues for 2001 as compared to 81.5% of revenues for 2002. Costs of services as a percentage of revenues decreased primarily due to lower margins on portfolios acquired in connection with business acquisitions in 2002, partially offset by cost savings from renegotiation of a third-party processing contract and a $2.7 million loss recognized in the fourth quarter of 2001 attributable to chargebacks relating to one merchant, compared to a $3.3 million loss related to that merchant recognized in the first half of 2002.

      Selling, General and Administrative. Selling, general and administrative expenses increased 73.0% from $3.8 million for 2001 to $6.5 million for 2002. The increase was primarily due to an increase in personnel cost resulting from our acquisitions and an increase in professional fees incurred in connection with litigation. Selling, general and administrative expenses were 9.7% of net revenues for 2001 as compared to 5.6% of revenues for 2002. Selling, general and administrative expenses as a percentage of revenues for 2002 decreased because revenues increased at a higher rate than those expenses due to our acquisitions as described above.

      Depreciation and Amortization. Depreciation and amortization expenses increased 23.7% from $4.3 million for 2001 to $5.3 million for 2002. The increase was due to the allocation of purchase price to the portfolios of merchant accounts related to the acquisitions described above. Intangible assets were approximately $19.7 million at December 31, 2001 as compared to $31.8 million at December 31, 2002. Depreciation and amortization expenses were 11.1% of total revenues in 2001 as compared to 4.6% for 2002. We recognized an expense of approximately $0.3 million due to the amortization of goodwill during 2001. Goodwill is not included in amortization in 2002 as a result of our adoption of SFAS 142, which changed our accounting method relative to the recognition of goodwill amortization expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “— New Accounting Standards” for more information on our adoption of SFAS 142.

      Interest Expense. Interest expense increased 135.5% from $2.9 million for 2001 to $6.9 million for 2002. This increase was primarily due to increased borrowings to fund our acquisitions and for working capital.

      Other Income (Expense). Other income decreased from a benefit of $0.6 million in 2001 to an expense of $3.2 million in 2002. The decrease was primarily due to expenses of $1.5 million from the settlement of litigation and $1.0 million related to the amendment of certain terms of the existing processing agreements and the termination of an acquisition agreement, and the nonrecurrence of savings recognized in 2001 from the renegotiation of certain amounts due vendors from our predecessor company.

      Income Tax. Income tax provision increased from a benefit of $107,000 for 2001 to an expense of $10,000 for 2002. The increase was attributable to state income tax expense generated during 2002 compared to the reversal of $111,000 of income tax liabilities that were determined to be unnecessary in 2001.

Years Ended December 31, 2001 and December 31, 2000

      The following discussion compares our results of operations for the year ended December 31, 2001, with our results of operations and those of our predecessor for the year ended December 31, 2000. Our operations began on July 20, 2000 and our results of operations for the period from July 20, 2000 to December 31, 2000 have been combined with the results of operations of our predecessor for the period from January 1, 2000 to July 19, 2000 for the 2000 calendar year. Due to the nature of our inception on July 20, 2000 (as more fully described in Note 1 of the accompanying consolidated financial statements) the assets and liabilities of our predecessor were the same as ours, with the exception of goodwill in the amount of $7.0 million. Because goodwill was our only balance sheet item that differed from the historical balance sheet of our predecessor, we believe that goodwill amortization (included in depreciation and amortization) is the only income statement item for which comparison between the years December 31, 2001 and 2000 may not be meaningful. Any amortization expense attributable to the $7.0 million of goodwill will be explained in the analysis below.

      Revenues. Revenues increased 87.8% from $20.7 million for 2000 to $38.9 million for 2001. This increase was due entirely to our acquisitions of the merchant processing division of First Bank of Beverly Hills, 1st National Processing, Inc., and four smaller portfolio acquisitions.

      Costs of Services. Costs of services increased 76.8% from $19.0 million for 2000 to $33.6 million for 2001. The increase was due primarily to increased processing volume associated with our acquisitions. Costs of services as a percentage of revenues declined from 91.9% in 2000 to 86.5% in 2001, primarily as a result of residual buyouts and reduced processing costs. Residual buyouts are buyouts of our ISO’s rights to their cash flow streams. The renegotiation of our contract with Humboldt Bank reduced costs by $1.8 million and residual buyouts reduced costs of services by $1.2 million in 2001.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 42.6% from $6.6 million for 2000 to $3.8 million for 2001. Selling, general and administrative expenses decreased from 31.8% of revenues for 2000 to 9.7% of revenues for 2001. This decrease was due primarily to cost reductions realized from the closure of our Los Angeles, California facility as a result of our restructuring in 2000.

      Depreciation and Amortization. Depreciation and amortization expenses increased 52.0% from $2.8 million for 2000 to $4.3 million for 2001. This increase was due primarily to an increase in intangible assets acquired in connection with acquisitions. Intangible assets were $4.3 million at December 31, 2000 as compared to $19.7 million at December 31, 2001. Depreciation and amortization expenses were 13.7% of revenues for 2000 as compared to 11.1% for 2001. Depreciation and amortization expenses as a percentage of revenues decreased as a result of acquisitions that led to an increase in revenues that was higher than the increase in depreciation and amortization expenses. Amortization of our goodwill was $0.2 million for 2000 and $0.3 million for 2001. Amortization of goodwill ceased in 2001.

      Restructuring Costs. Restructuring costs decreased from $1.6 million in 2000 to $(0.1) million in 2001. Restructuring costs were 7.7% of revenues for 2000. In December 2000, we formalized a restructuring plan which resulted in a 25% reduction of overhead costs and the termination of 30 employees. Restructuring charges in 2000 consisted of $0.7 million of severance, lease termination and other costs, as well as a $0.8 million write-down of fixed assets relating to the planned move of our operations to a new location. There were no restructuring charges recorded in 2001.

      Interest Expense. Interest expense increased from $0.8 million for 2000 to $2.9 million for 2001. This increase was due primarily to higher interest expense incurred on higher levels of outstanding debt resulting from $25.5 million of notes issued in connection with acquisitions and for working capital.

      Other Income (Expense). Other income (expense) increased from $(0.4) million in 2000 to $0.6 million in 2001. The increase was primarily due to savings from the renegotiation of certain amounts due vendors from our predecessor company.

      Income Tax. Income tax provision decreased from $2,000 for the year ended December 31, 2000 to a benefit of $107,000 during the year ended December 31, 2001, due primarily to the reversal of $111,000 of income tax liabilities that were determined to be unnecessary in 2001.

Liquidity and Capital Resources

      At December 31, 2002, we had cash and cash equivalents totaling $1.8 million, and at December 31, 2001 and 2000, we had cash and cash equivalents totaling $290,000 and $568,000, respectively.

      Net cash used in operating activities was $9.0 million in the year ended December 31, 2002. We used $11.0 million of our cash for the payment of accounts payable and accrued and other liabilities. Net cash used in operating activities was $2.2 million in the year ended December 31, 2001 and $2.0 million in the year ended December 31, 2000. During the year ended December 31, 2001, net cash used in operating activities was primarily used for the payment of accounts payable and accrued and other liabilities and funding our internal growth. Additionally, we used funds to settle older vendor amounts from our predecessor. During the year ended December 31, 2000, net cash used in operating activities was primarily to fund operating losses.

      Total capital expenditures for the year ended December 31, 2002 were $0.4 million. These expenditures were primarily related to the purchase of computers and other equipment. Total capital expenditures were $0.4 million for 2001 and 2000, and were primarily related to the purchase of computer equipment, furniture and fixtures and leasehold improvements. We do not expect capital expenditures to exceed $1.0 million in any year through 2004.

      Net cash used in investing activities was $10.0 million for the year ended December 31, 2002, $21.1 million for the year ended December 31, 2001 and $1.0 million for the year ended December 31, 2000. During the years ended December 31, 2002 and 2001, substantially all cash used in investing activities was used for acquisitions of four businesses in 2002 and two businesses and four portfolios of merchant accounts in 2001. In 2000, cash was used to purchase capital equipment and to acquire our predecessor. We currently have no significant capital spending or purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

      We have historically funded our principal operations through private placements of debt and equity securities to executive officers, directors, principal stockholders and third parties and a line of credit from Bank of America.

      Net cash provided by financing activities was $20.5 million for the year ended December 31, 2002, $23.0 million for the year ended December 31, 2001 and $3.6 million for the year ended December 31, 2000. For the years ended December 31, 2002, 2001 and 2000, we obtained $31.0 million, $28.3 million and $3.6 million in funding, respectively, through the issuance of notes to executive officers, directors, principal stockholders and third parties and the sale of 1,208,035 shares of our mandatorily redeemable preferred stock to First Avenue Partners, L.P. The funds obtained were offset partially by the payment of an aggregate principal amount of $10.3 million in 2002 and $5.1 million in 2001 to repay notes.

      As of December 31, 2002, we had notes, capital lease obligations and a line of credit arrangement outstanding in an aggregate principal amount of $84.5 million, owed to executive officers, directors, principal stockholders and third parties, of which $15.0 million were convertible at issuance into 1,400,000 shares of our common stock and $1.9 million were convertible into 153,571 shares. The $15.0 million of convertible subordinated promissory notes may be converted into shares of our common stock at the discretion of the holders at a price per share of $10.71428 upon the earlier of March 19, 2003 or the completion of this offering. Fifty percent of the interest that accrues on the notes is payable on a quarterly basis. The remaining 50% of the interest is added to the principal amount of the notes on a quarterly basis and at the election of the holder this interest either increases the amount payable or increases the amount of shares of our common stock into which the notes may be converted. The remaining $1.9 million of convertible promissory notes may be converted at any time until April 1, 2004 at a price per share of $12.37. Our notes mature between August 2003 and August 2007. See “— Commitments.” Of these notes, $54.7 million are held by our affiliates and related parties. See “Certain Relationships and Related Transactions.” These notes bear interest at rates ranging from 0% to 14%, and the weighted average interest rate of these notes was 9.5%, in each case as of December 31, 2002.

      As of December 31, 2002, we had a line of credit with Bank of America that allows us to borrow up to an aggregate of $3.0 million. The line of credit matures on March 1, 2004. The line of credit is personally guaranteed by our Chief Executive Officer. Borrowings under the line of credit bear interest at the prime rate, which was 4.25% at December 31, 2002, are secured by a lien on our assets and contain customary covenants and events of default. As of December 31, 2002, we had $1.1 million of outstanding indebtedness under our line of credit.

      We intend to repay $51.1 million of our outstanding indebtedness with the proceeds of this offering. Please see “Use of Proceeds.”

      If we were not to complete this offering, we believe that our cash on hand will be sufficient to meet our working capital requirements and contractual commitments until December 31, 2003. We will fund our working capital needs from revenues generated from our operations.

      If we are unable to increase our revenues, we will need to raise additional funds to finance our future capital needs. We may need additional financing earlier than we anticipate if we:

•	decide to expand faster than planned;

•	need to respond to competitive pressures; or

•	need to acquire complementary products, businesses or technologies.

      If we raise additional funds through the sale of equity or convertible debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Commitments

      The following tables and discussion reflect our significant contractual obligations and other commercial commitments as of December 31, 2002 (notes payable are reported net of unamortized warrant discount of $6.4 million):

Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter

	(in thousands)
Notes payable	$61,753	$7,235	$44,202	$—	$4,000	$6,316	$—
Line of credit	1,050	—	1,050	—	—	—	—
Capital lease obligations	266	147	119	—	—	—	—
Operating lease obligations	2,329	990	563	164	150	154	308
Convertible notes	15,000	—	—	—	—	—	15,000

Total contractual cash obligations	$80,398	$8,372	$45,934	$164	$4,150	$6,470	$15,308

      We intend to use $51.1 million of our net proceeds from this offering to repay outstanding indebtedness (which had a carrying value of $45.7 million as of December 31, 2002). We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations, we intend to fund these obligations and commitments with proceeds from borrowings under our credit facility or future debt or equity financings.

Effects of Inflation

      Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

Disclosure About Market Risk

      We transact business with merchants exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      Our interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of our indebtedness is at fixed rates.

      We do not hold derivative financial or commodity instruments, nor engage in any foreign currency denominated transactions, and all of our cash and cash equivalents are held in money market and checking funds.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses financial accounting and reporting for business combinations and is effective for all business combinations completed after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for using the purchase method. We adopted SFAS No. 141 during the third quarter of 2001, and the acquisitions of 1st National Processing, as well as the merchant-processing portfolio of First Bank of Beverly Hills have been accounted for under this standard. The adoption of SFAS No. 141 did not have a material impact on our consolidated balance sheets or results of operations.

      SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. With the January 1, 2002 adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, rather goodwill is subject to at least an annual assessment for impairment. SFAS No. 142 became effective for us on January 1, 2002, with a provision that states goodwill acquired in a business combination for which the acquisition dates is after June 30, 2001 should not be amortized. Accordingly, the goodwill generated through the acquisitions of 1st National Processing and the merchant-processing portfolio of First Bank of Beverly Hills, which are discussed in note 6 to our audited financial statements included elsewhere in this prospectus, were not amortized in 2001. Our management has assessed the impact of the adoption of SFAS No. 142 on our financial statements, and the impact of not amortizing goodwill for the acquisitions described above from the dates of such acquisitions from July 1, 2001 to December 31, 2001 would have been a decrease in amortization expense of approximately $93,000. In connection with the adoption of SFAS No. 142, we applied a transitional impairment test to all goodwill during the quarter ended December 31, 2002. No impairment loss was required to be recorded as a result of this test.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, which addresses financial accounting and reporting for the impairment of long-lived assets. This standard became effective January 1, 2002. The adoption of SFAS No. 144 did not have any impact on our financial condition or results of operations at the time of adoption.

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission FASB Statements 4, 44 and 64 which rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt for fiscal years beginning after May 15, 2002, however, as earlier adoption is encouraged, we have reclassified $540,000 of debt extinguishments as extraordinary items to other income.

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be initially measured and recorded at fair value. We will adopt the provisions of SFAS

No. 146 effective January 1, 2003. We do not expect that the adoption of this standard will have any immediate effect on our consolidated financial statements.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the time of the related guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued as modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation is not expected to have a material affect on our financial position or results of operations.

      In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, FASB Statement No. 123 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. Our management has adopted this standard effective January 1, 2003, and the adoption of this standard is not expected to have a material impact on our consolidated results of operations or financial position, since we continue to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

BUSINESS

Overview

      We are one of the fastest growing providers of credit and debit card-based payment processing services to small merchants. As of December 31, 2002, we provided our services to approximately 56,000 active small merchants located across the United States. The small merchants we serve typically generate less than $250,000 of charge volume per year and have an average transaction value of approximately $75. These merchants have traditionally been underserved by larger payment processors due to the difficulty in identifying, servicing and managing the risks associated with these merchants. As a result, these merchants have historically paid higher transaction fees than larger merchants.

      Our payment processing services enable our merchants to process both traditional card-present, or “swipe,” transactions, as well as card-not-present transactions. A traditional card-present transaction occurs whenever a cardholder physically presents a credit or debit card to a merchant at the point-of-sale. A card-not-present transaction occurs whenever the customer does not physically present a payment card at the point-of-sale and may occur over the Internet or by mail, fax or telephone.

      We believe our experience and knowledge in providing payment processing services to small merchants give us the ability to effectively evaluate and manage the payment processing needs and risks that are unique to small businesses. In order to identify small merchants, we market and sell our services primarily through 500 independent sales organizations, or ISOs, a non-employee, external sales force representing approximately 2,000 sales people. ISOs allow us to access a large and experienced sales force with a local presence and access to small merchants over a broad geographic area without incurring the additional overhead costs associated with an internal sales force. ISOs frequently market and sell our services to merchants under their own brand name and do so by directly approaching merchants and enrolling them for our services. We enable merchants to accept credit and debit cards as payment for their merchandise and services by providing processing, risk management, fraud detection, merchant assistance and support and chargeback services in connection with disputes with cardholders. In addition, we rely on third parties to provide card authorization, data capture, settlement and merchant accounting payment processing services, which allows us to maintain an efficient operating structure, and enables us to easily expand our operations without significantly increasing our fixed costs. We rely on ISOs to market our products and services to merchants, on processors to authorize and process transactions and on banks to sponsor us for membership in the Visa and MasterCard associations and settle card transactions for our merchants.

      The Nilson Report, a publication specializing in consumer payment systems worldwide, listed us in its 2001 ranking of the top bank card acquirers, or owners of merchant card processing contracts, as one of the fastest growing providers of card-based payment processing services in the United States. In 2002, we have continued to grow as our merchant processing volume increased by 257.6% from approximately $802 million for the year ended December 31, 2001 to approximately $2,868 million for the year ended December 31, 2002. During the same period, our revenues increased by 197.8% from $38.9 million for 2001 to $115.8 million for 2002. This increase was primarily attributable to our acquisitions since January 2001 of six businesses and four large portfolios and several smaller portfolios of merchant accounts, which resulted in an aggregate increase in revenues of $65.7 million, representing 85.3% of our total growth in revenues over the prior period. As we have grown, our net loss decreased by 89.8% from $4.9 million for 2001 to $0.5 million for 2002. We believe our ability to recruit and retain ISOs, combined with our experience in identifying, completing and integrating acquisitions, provides us with significant opportunities for future growth.

Industry Overview

      The use of card-based forms of payment, such as credit and debit cards, by consumers in the United States has steadily increased over the past ten years. According to The Nilson Report, total expenditures of transactions by U.S. consumers using card-based systems grew from $0.5 trillion in 1991 to $1.8 trillion in 2001. The proliferation of credit and debit cards has made the acceptance of card based payment a necessity for businesses, both large and small, in order to remain competitive. Consumer expenditures using card-based payments methods are expected to grow to $4.2 trillion by 2011, or 48% of all U.S. payments, representing a compound annual growth rate of 9% from 2001 levels, according to The Nilson Report.

      We believe that the card-based payment processing industry will continue to benefit from the following trends:

•	Favorable Demographics. As consumers age, we expect that they will continue to use the payment technology to which they have grown accustomed. Consumers are beginning to use card-based and other electronic payment methods for purchases at an earlier age. According to Nellie Mae, the number of college students who have credit cards has grown from 67% in 1998 to 83% in 2001. As these consumers who have witnessed the wide adoption of card products, technology and the Internet comprise a greater percentage of the population and increasingly enter the work force, we expect that purchases using card-based payment methods will comprise an increasing percentage of total consumer spending.

•	Increased Card Acceptance by Small Businesses. Small businesses are a vital component of the U.S. economy and are expected to contribute to the increased use of card-based payments methods. In 1997, the U.S. Census Bureau estimated that approximately 20 million businesses with on average less than $1.0 million in annual sales in the United States or no payroll generated an aggregate of $1.7 trillion in annual sales. The lower costs associated with card-based payment methods are making these services more affordable to a larger segment of the small business market. In addition, we believe these businesses are experiencing increased pressure to accept card-based payment methods in order to remain competitive and to meet consumer expectations. As a result, many of these small businesses are seeking, and we expect many new small businesses to seek, to provide customers with the ability to pay for merchandise and services using credit or debit cards, including those in industries that have historically accepted cash and checks as the only forms of payment for their merchandise and services.

•	Growth in Card-Not-Present Transactions. Market researchers expect dramatic growth in card-not-present transactions due to the rapid growth of the Internet. According to Jupiter Media Corporation, 94% of the dollar value of all merchandise and services ordered online by consumers in 2003 will be purchased using card-based systems. In total, IDC, an independent market intelligence firm, expects U.S. consumer electronic commerce to grow from $66.6 billion in 2001 to $322.8 billion in 2006, representing a compound annual growth rate of 37.1%. In addition, IDC estimates that approximately two-thirds of all small businesses have online capabilities. The prevalence of the Internet makes having an online presence a basic consideration for those forming a new business today. In December 2002, approximately one-third of our charge volume resulted from card-not-present transactions.

Competitive Position

      We believe our competitive strengths include the following:

•	Strong Position and Substantial Experience in Our Target Market. As of December 31, 2002, we were providing card-based payment processing to approximately 56,000 active small merchants located across the United States. We believe our understanding of the unique payment processing needs and risks of small merchants provides us with a competitive advantage over larger service providers that have a broader market perspective. We also believe that we have a competitive advantage over service providers of a similar or smaller size that may lack our extensive experience and resources.

•	Large, Experienced, Efficient Sales Force. We market our services primarily through our contractual relationships with over 500 ISOs throughout the United States. Although it is not customary in our industry to obligate ISOs to refer their merchant applications to any one processing provider, many currently refer a majority of their new merchant applications to us as a result of our strong relationships with them. Our sales approach provides us with an experienced sales force comprised of over 2,000 individuals to market our services, while limiting our investment in sales infrastructure and management. We continually strive to strengthen these relationships by delivering superior service and support to our ISOs.

•	Scalable, Efficient Operating Structure. Our scalable, efficient operating structure allows us to easily expand our operations without significantly increasing our fixed costs. We conduct our customer service and risk management operations in-house, where we believe we can add the most value due to our management’s experience and expertise in these areas. We consider customer service and risk management highly important to our operations and overall success. Expenses for salaries and wages declined in 2002 as a percentage of revenues to 8.0% from 9.8% in 2001, reflecting improving efficiency. We outsource our remaining processing services to third parties, including the evaluation and acceptance of card numbers and receipt and settlement of funds. By outsourcing these non-core services, we believe we are able to maintain a highly efficient operating structure. We believe there is sufficient capacity among third parties to meet our current and future outstanding needs. Many of our contracts include pricing terms that are more favorable to us as the transaction volume generated by our merchant base increases.

•	Proven Acquisition and Integration Strategy. We have significant experience acquiring providers of payment processing services as well as portfolios of merchant accounts, having acquired six providers of payment processing services and four large portfolios and several smaller portfolios of merchant accounts since January 2001. We have enhanced revenues and improved operating efficiencies of our acquired entities by improving the services, support and benefits we offer to the ISOs that serve the entities and merchant accounts we acquire. In addition, we have increased operating efficiencies of many of the businesses we have acquired by conducting profitability analyses of acquired merchant accounts and reducing processing fees and overhead. For a discussion of some of the losses we have experienced, please see “Risk Factors — Risks Related to Acquisitions” and “Business — Legal Proceedings” for more information.

•	Comprehensive Underwriting and Risk Management System. Through our experience and cumulative knowledge in assessing risks associated with providing payment processing services to small merchants, we have developed business procedures and systems that provide effective risk management and fraud prevention solutions. Through our underwriting processes, we evaluate merchant applicants and balance the risks of accepting a merchant against the benefit of the charge volume we anticipate such merchant will generate. We believe our systems and procedures enable us to identify potentially fraudulent activity and other questionable business practices quickly, thereby minimizing our losses and those of our merchants.

Strategy

      Our goal is to build upon our market position as a provider of card-based payment processing services to small businesses. Key elements of our strategy include:

•	Expand in Existing Small Merchant Market. We believe we have an opportunity to grow our business by further penetrating the small merchant market through our relationships with our ISOs. We intend to focus our efforts on merchants that are newly-established or whose businesses involve card-not-present transactions. We also intend to target industries that have not historically accepted electronic payment methods.

•	Enhance Relationships with Existing Sales Groups and Establish Relationships with New ISOs. Through our superior customer service and our support of the marketing efforts of the more than 500 ISOs with which we have an existing relationship, we seek to increase the volume of merchant referrals from our ISOs, including ISOs affiliated with the providers of payment processing services that we acquire. We believe that our experience in this industry, coupled with our ability to evaluate and manage the risks related to providing payment processing services, allow us to accept a high rate of merchant applications and position us well to continue to increase the number of ISO relationships we maintain and the number of new applications our existing ISOs refer to us.

•	Maintain a Stable and Recurring Revenue Base. By providing our merchants a consistently high level of service and support, we strive to build merchant loyalty and limit merchant attrition. Through merchant retention and the benefit of increased card use, we strive to maintain our stable and recurring revenue base. In addition, we believe the low transaction volume of our individual merchants makes them less likely to change providers due to the inconvenience associated with transferring to another provider. By limiting merchant attrition, we believe that the increasing use of card-based payment systems will allow us to maintain a stable and recurring revenue base.

•	Continue to Pursue Strategic Acquisitions. We intend to continue to expand our merchant base by acquiring other providers of payment processing services as well as portfolios of merchant accounts. The small merchant segment of the payment processing market is serviced by many independent providers of payment processing services that lack the resources to generate sufficient scale in this underserved market. We believe opportunities will exist for us to purchase these businesses when their resources begin to limit their ability to continue to grow independently. Other sources of portfolio acquisitions include commercial banks, which, in an effort focus on their core competencies often sell or outsource their card-based payment processing operations, creating the opportunity for buyers to acquire their existing merchant portfolios.

Services

      We provide a comprehensive solution for merchants accepting credit cards, including the various services described below:

•	Application Evaluation/ Underwriting. We recognize that there are varying degrees of risk associated with different merchants based on the nature of their businesses, processing volume and average transaction amounts. We apply varying levels of scrutiny in our application evaluation and underwriting of prospective merchants accounts, ranging from basic due diligence for merchants with a low risk profile to a more thorough and detailed review for higher risk merchants. The results of this review serve as the basis for our decision whether to accept or reject a merchant account and also provide the criteria for establishing reserve requirements, processing limits, average transaction amounts and pricing, which assists us in monitoring merchant transactions for those accounts that exceed pre-determined criteria.

•	Merchant Set-up and Training. After we establish a contract with a merchant, we create the software configuration that is downloaded to the merchant’s credit card terminal or computer. This configuration includes the merchant identification number, which allows the merchant to accept Visa and MasterCard as well as any other payment cards such as American Express, Discover and Diners Club provided for in the contract. The configuration might also accommodate check verification and gift and loyalty programs. If a merchant requires a pin-pad to accept debit cards, the configuration allows for the terminal or computer to communicate with the peripheral device. After the download has been completed, we conduct a training session on use of the products.

•	Card Transaction Processing. A transaction begins with authorization of the customer’s credit or debit card. The transaction data is captured by the processor and electronically transmitted to the issuer of the card, which then determines availability of credit or debit funds. The issuer then communicates an approval decision back to the merchant through the purchaser. This process typically takes less than five seconds. After the transaction is completed, the processor transmits the final transaction data to the card issuer for settlement of funds. Generally, we outsource these services to third party processors.

•	Risk Management/Detection of Fraudulent Transactions. Our risk management staff relies on the criteria set by the underwriting department to assist merchants in identifying and avoiding fraudulent transactions by monitoring exceptions and providing access to other resources for fraud detection. By employing these and other risk management procedures, we enable our merchants to balance the risk of fraud against the loss of a valid transaction.

•	Merchant Service and Support. We provide merchants with ongoing service and support. Customer service and support includes answering billing questions, responding to requests for supplies, resolving failed payment transactions, troubleshooting and repair of equipment, educating merchants on Visa and MasterCard compliance, and assisting merchants with pricing changes and purchases of additional products and services. We maintain a toll-free help-line, which is staffed by our customer service representatives. The information access and retrieval capabilities of our proprietary decision support systems provide our customer service representatives prompt access to merchant account information and customer call history. This data allows them to quickly respond to inquiries relating to fees, charges and funding of accounts as well as technical issues.

•	Chargeback Service. In the event of a billing dispute between a cardholder and a merchant, we assist the merchant in investigating and resolving the dispute as quickly and as accurately as possible. Before instructing the cardholder’s bank to debit the merchant’s account for the chargeback, we provide the merchant with the opportunity to demonstrate that the transaction was valid. If the merchant is unable to demonstrate that the transaction was valid and the dispute is resolved in favor of the cardholder, the transaction is charged back to the merchant, and that amount is credited to the cardholder.

•	Merchant Reporting. We organize our merchants’ transaction data into various files for merchant accounting purposes. We use this data to provide merchants with information, such as charge volume, discounts, fees and funds held for reserves to help them track their account activity. Merchants may access this archived information through our customer service representatives or online through our Internet-based customer service system.

      The transactions for which we provide processing services involve the following third parties:

•	Merchants. Merchants are the businesses that accept payment cards, including Visa and MasterCard, for their merchandise and services.

•	Sponsoring Banks. Sponsoring banks are financial institutions that are card association members and provide the funds on behalf of the card user, enabling merchants to accept payment cards.

•	Processors. Processors, which may include banks, gather sales information from merchants, obtain authorization for merchants’ transactions from card issuers, facilitate the collection of funds from sponsoring banks for payment to merchants and provide merchant accounting and settlement services on our behalf.

      The following diagram illustrates the relationship between a merchant, a processor, a sponsoring bank and us:

      We derive the majority of our revenues from fee income related to transaction processing, which is primarily comprised of a percentage of the dollar amount of each transaction we process, as well as a flat fee per transaction. The percentage we charge varies upon several factors, including the transaction amount, as well as whether the transaction process is a swipe transaction or a non-swipe transaction. On average, the gross revenue we generate from processing transactions equals approximately $3.00 for every $100 transaction we process, excluding costs and expenses. The following diagram illustrates the percentage of a typical transaction amount paid to the processing bank, the Visa and MasterCard card associations and us:

An Example of A Typical $100 Transaction

Purchase amount	$100.00
Less cash to merchant	97.00

Average iPayment gross revenue	$3.00
Average iPayment processing margin	$0.50

Distribution of $3.00 Revenue

      Visa and MasterCard credit card transactions represent substantially all of the total card transaction volume generated by all of our merchant accounts.

Marketing and Sales

      We market and sell our services to merchants primarily through our network of ISOs throughout the United States. As of December 31, 2002, we marketed and sold our services through over 500 ISOs with which we have contractual relationships. These relationships are mutually non-exclusive, permitting us to establish relationships with multiple ISOs and permitting our ISOs to enter into relationships with other providers of payment processing services. We believe that this sales approach provides us with access to an experienced sales force to market our services with limited investment in sales infrastructure and management time. We believe our focus on the unique needs of small merchants allows us to develop compelling offerings for our ISOs to bring to prospective merchants and provides us with a competitive advantage in our target market. Among the services and capabilities we provide are rapid application response time, merchant application acceptance by fax or on-line submission, superior customer service and merchant reporting. Our industry expertise and daily monitoring activities enable us to accept higher risk merchants with relatively low losses. We keep an open dialogue with our ISOs to address their concerns as quickly as possible and to work with them in investigating chargebacks or potentially suspicious activity with the aim of ensuring their merchants do not unduly suffer downtime or the unnecessary withholding of funds.

      As compensation for their referral of merchant accounts, we pay our ISOs an agreed upon residual, or percentage of the revenues we derive from the transactions we process from the merchants they refer to us. The amount of the residuals we pay to our ISOs varies on a case-by-case basis and depends on several factors, including the number of merchants each ISO refers to us. We provide additional incentives to our ISOs, including, from time to time, loans that are secured by and repayable from future compensation that may be earned by the ISOs in respect of the merchants they have referred to us. As of December 31, 2002, we had outstanding loans in the aggregate amount of $1.9 million, and we may decide to loan additional amounts in the future. We have not set a limit on the amount of loans we may make to ISOs. The notes bear interest in amounts ranging from 6% to 12% and are due through 2005. We secure the loans by the ISO’s assets, including the rights they have to receive residuals and the fees generated by the merchants they refer to us and any other accounts receivable and by obtaining personal guarantees from the individuals who operate the ISOs.

      As of March 31, 2003, our board of directors has also authorized and issued options to purchase 254,700 shares of our common stock to our ISOs, or           % of our common stock on a fully diluted basis after giving effect to the offering. In addition, we offer these ISOs more rapid and consistent review and acceptance of merchant applications than may be available from other service providers.

Relationships with Sponsors and Processors

      In order to provide payment processing services for Visa and MasterCard transactions, we must be sponsored by a financial institution that is a principal member of the Visa and MasterCard card associations. Additionally, we must be registered with Visa as an independent sales organization and with MasterCard as a member service provider.

      Sponsoring Banks. We have agreements with several banks that sponsor us for membership in the Visa and MasterCard card associations and settle card transactions for our merchants. Our sponsoring banks include JPMorgan Chase Bank, Humboldt Bank, Quad City Bank & Trust, HSBC Bank USA and Fleet Bank. Our agreement with Humboldt Bank was recently terminated due to Humboldt Bank’s exit from the payment processing business. JPMorgan Chase Bank, Fleet, Quad City and HSBC may terminate their agreements with us if we materially breach the agreements and do not cure the breach within 30 days, if our membership with Visa or MasterCard terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and MasterCard regulations, change to prevent either the applicable bank or us from performing its services under the agreement. In addition, Quad City may terminate for convenience upon 30 days notice to us prior to the end of the then current term, and HSBC may do the same upon 120 days notice prior to the end of the then current term. From time to time, we may enter into agreements with additional banks.

      Our agreement with JPMorgan Chase, which is one of our sponsoring banks, grants Chase the right to approve our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants, including the processing fees that we charge, our customer service levels and our use of any independent sales organizations. In addition, we have agreed with Chase not to solicit any merchants that currently process through Chase or any merchants that belong to industries that are considered unacceptable due, in part, to image concerns, card association rules, legitimacy and level of risk. In the event that we request to transfer any of our interest in the merchant portfolio that we have migrated to Chase, we are required to pay to Chase $2.5 million if the transfer occurs during the first year following the initial transfer of merchants to Chase, $1.5 million if it occurs during the second year and $750,000 if it occurs during the third year.

      Processors. We have agreements with several processors to provide to us on a non-exclusive basis transaction processing and transmittal, transaction authorization and data capture, and access to various reporting tools. These processors include First Data Merchant Service Corporation, Vital Processing Services, LLC, Global Payments Direct, Inc. and Nobel Electronic Transfer, LLC. Certain of our agreements with processors require us to submit a minimum monthly number of transactions for processing. If we submit a number of transactions that is lower than the minimum, we are required to pay to the processor the fees that it would have received if we had submitted the required minimum number of transactions. The First Data Merchant Services Corporation, Vital Processing Services and Global Payments Direct agreements may be terminated by the processors if we materially breach certain sections of the agreements and we do not cure the breach within 30 days, if our membership with Visa or MasterCard terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and MasterCard regulations, change to prevent either the applicable processor or us from performing its services under this agreement. In addition, Global Payments Direct may terminate upon 60 days notice prior to the end of the current term. We are currently in the process of negotiating a written agreement with Nobel Electronic Transfer.

Our Merchant Base

      We serve a diverse portfolio of small merchants. As of December 31, 2002, we provided processing services to approximately 56,000 active small merchants located across the United States and engaged in a wide variety of businesses. We define a merchant as “active” if the merchant processes at least one Visa or MasterCard transaction in a given month. We also have agreements with approximately 36,000 non-active merchants who pay us monthly access fees, but do not generate sufficient transaction volume to be considered active.

Primary Merchant Categories Based on Our Charge Volume

      No single merchant accounted for more than 2.0% of our aggregate transaction volume for 2002. This merchant diversification makes us less sensitive to shifting economic conditions in the industries or regions in which our merchants operate. We believe that the loss of any single merchant would not have a material adverse effect on our financial condition or results of operations.

      Generally, our agreements with merchants are for one or two years and automatically renew for additional one year periods unless otherwise terminated. Our sponsoring banks are also a party to these agreements. The merchants are obligated to pay for all chargebacks, fines, assessments, and fees associated with their merchant account, and in some cases, annual fees and early termination fees. Generally, the sponsoring bank may terminate the agreement for any reason on 30 days notice, and the merchant may terminate the agreement on 30 days notice, subject to the payment of any applicable early termination fees. Typically, the agreement may also be terminated by the sponsoring bank immediately upon a breach by the merchant of any of its terms. Generally, the agreement may not be assigned by the merchant without the prior written consent of the sponsoring bank.

      Merchant attrition is expected in the payment processing industry in the ordinary course of business; however, we believe the low average transaction volume of the merchants whose accounts we service make them less likely to change providers because of the inconveniences associated with a transfer. During 2002, we experienced an average monthly attrition of approximately 1% of our total charge volume, taking into consideration each of the acquisitions during this period. Much of our attrition is related to newly formed small businesses that ultimately fail. Because the transaction volumes of these unsuccessful businesses typically never reach meaningful levels, they do not significantly contribute to the profitability of our business. Accordingly, our merchant attrition related to failed businesses does not significantly reduce our revenues.

      We believe that we have extensive experience and resources in assessing the risks associated with providing payment processing services to small merchants. These risks include the limited operating history that many of the small merchants we serve have and the risk that these merchants could be subject to a higher rate of insolvency which could adversely affect us financially. In addition, because a larger portion of their sales are card-not-present transactions in relation to transactions of larger merchants, small merchants are more vulnerable to customer fraud.

Risk Management

      As a result of our exposure to potential liability for merchant fraud, chargebacks, and other losses created by our merchant services business, we view our risk management and fraud avoidance practices as integral to our operations and overall success.

      We currently have a staff of 36 employees dedicated to risk management operations, which encompasses underwriting new accounts, monitoring and investigating merchant account activity for suspicious transactions or trends and avoiding or recovering losses. Effective risk management helps us minimize merchant losses for the mutual benefit of our merchant customers and ourselves. Our risk management procedures also help protect us from fraud perpetrated by our merchants. We believe our knowledge and experience in dealing with attempted fraud, established as a result of our management’s extensive experience with higher risk market segments, has resulted in our development and implementation of highly effective risk management and fraud prevention systems and procedures.

      We employ the following systems and procedures to minimize our exposure to merchant fraud and card-not-present transaction fraud:

•	Underwriting. Our sales agents send new applications to our underwriting department for their review and screening. All of our underwriters have previous industry underwriting experience and have the authority to render judgment on new applications or to take additional actions such as adjusting processing limits, average charge per transaction or reserve requirements for new and existing merchants. We obtain a personal guaranty from most of the owners of new merchants we enroll.

•	BAM. BAM, our proprietary management information system, automatically generates a credit report on a new applicant, categorizes risk based on all of the information provided and places the applications in a queue to be processed by our underwriting staff. The underwriting staff can access all of the collected information on a merchant online in order to render a decision on whether to approve or reject an application or whether to seek additional information.

•	Merchant Monitoring. We provide several levels of merchant account monitoring to help us identify suspicious transactions and trends. Daily merchant activity is downloaded to our BAM system from our third-party processors such as First Data Merchant Services Corporation and is sorted into a number of customized reports by our proprietary systems. Our risk management team also receives daily reports from Card Commerce International, a risk management services company, that highlight all exceptions to the established daily merchant parameters such as average ticket size, total processing volume or expected merchandise returns.

•	Risk Review Department. We have established an in-house risk review department that monitors the sales activities of all of our merchants. Our risk review department focuses particular attention on fewer than 100 merchants in our portfolio, measured by volume, average ticket and other criteria, which accounted for approximately 2% of our total charge volume for December 31, 2002. The risk review department conducts background checks on these merchants, interviews merchants, anonymously purchases products and services, reviews sales records and follows developments in risk management procedures and technology. The risk review department reports to the risk committee, consisting of our Chief Executive Officer, Chief Financial Officer and President.

•	Investigation and Loss Prevention. If a merchant exceeds any approved parameter as established by our underwriting and/or risk management staff or violates regulations established by the applicable card association or the terms of our agreement with the merchant, an investigator will identify the incident and take appropriate action to reduce our exposure to loss, as well as the exposure of our merchants. This action may include requesting additional transaction information, instructing the merchant acquirer/processor to retrieve, withhold or divert funds, verifying delivery of merchandise or even deactivating the merchant account.

•	Reserves. We require some of our merchants to post reserves (cash deposits) that we use to offset against liabilities we incur. Our sponsoring banks hold reserves related to our merchant accounts as long as we are exposed to loss resulting from a merchant’s processing activity. In the event that a small company finds it difficult to post a cash reserve upon opening an account with us, we may build the reserve by retaining a percentage of each transaction the merchant performs. This solution permits the merchant to fund our reserve requirements gradually as its business develops. As of December 31, 2002, these reserves totaled $42.2 million.

Technology

      In the course of our operations, we solicit, compile and maintain a large database of information relating to our merchants and their transactions in our proprietary BAM database. We place significant emphasis on providing a high level of security in order to protect the information of our merchants and their customers. We have engaged a network service provider to help us meet our security goals by providing us with equipment and support services for our critical network components. These components include T1 data communication lines, firewalls and a virtual private network. Our network service provider also provides sophisticated security analysis and monitoring 24 hours a day. We also continually update our proprietary BAM database.

      Our internal network configuration provides multiple layers of security to isolate our databases from unauthorized access and implements detailed security rules to limit access to all critical systems. We cannot assure you that these security measures will be sufficient to prevent unauthorized access to our internal network. Application components communicate using sophisticated security protocols and are directly accessible by a limited number of employees on a need-only basis. Our operation and customer support systems are located at our facilities in Chatsworth, California; Valencia, California; and Chicago, Illinois.

      We also rely on connections to the systems of our third party processing providers. In all cases, we install communications circuits with backup connectivity to withstand telecommunications problems.

Competition

      The payment processing industry is highly competitive. We compete with other providers of payment processing services on the basis of the following factors:

•	quality of service;

•	reliability of service;

•	ability to evaluate, undertake and manage risk;

•	speed in approving merchant applications; and

•	price.

      Many small and large companies compete with us in providing payment processing services and related services for card-not-present and card-present transactions to a wide range of merchants. There are a number of large transaction processors, including First Data Merchant Services Corporation, Concord EFS, Inc., National Processing, Inc., Global Payments, Inc. and NOVA Information Systems, Inc., a subsidiary of U.S. Bancorp, that serve a broad market spectrum from large to small merchants and provide banking, ATM and other payment-related services and systems in addition to card-based payment processing. There are also a large number of smaller transaction processors that provide various services to small and medium sized merchants. Many of our competitors have substantially greater capital resources than we have and operate as subsidiaries of financial or bank holding companies, which may allow them on a consolidated basis to own and conduct depository and other banking activities that we do not have the regulatory authority to own or conduct. We believe that our specific focus on smaller merchants, in addition to our understanding of the needs and risks associated with providing payment processing services to small merchants, gives us a competitive advantage over larger competitors, which have a broader market perspective and over competitors of a similar or smaller size that may lack our extensive experience and resources.

Employees

      As of December 31, 2002, we employed 268 full-time personnel, including 20 information systems and technology employees, 36 risk management employees, 140 in operations and 72 in sales and administration. Many of our employees are highly skilled, and we believe our future success will depend in large part on our ability to attract and retain such employees. We have employment agreements with our Chief Executive Officer, our President and our Chief Financial Officer. See “Management” for a discussion of the terms of these agreements. None of our employees are represented by a labor union, and we have experienced no work stoppages. We consider our employee relations to be good.

Properties

      Our principal executive offices are located in approximately 7,000 square feet of leased office space in Nashville, Tennessee. We also lease approximately 19,000 square feet of office space in Irvine, California, 18,000 square feet in Chatsworth, California, 5,000 square feet in Smithtown, New York, 5,000 square feet in Portland, Maine, 8,000 square feet in Westchester, Illinois and 6,000 square feet in Chicago, Illinois. We believe that these facilities are adequate for our current operations and, if necessary, can be replaced with little disruption to our company.

Legal Proceedings

      On July 25, 2001, Rae Lynn Copitka sued us in State Court of Travis County, Texas. The complaint was subsequently amended on January 31, 2002 to assert claims on behalf of a purported class who reside in the State of Texas and leased a “Quickcommerce” or “Quickcommerce Pro” software license from a corporation unrelated to us named Leasecomm Corporation. The complaint alleges that Leasecomm is liable for, among other things, fraud and breach of contract in connection with certain alleged misrepresentations purportedly related to Leasecomm’s leases for merchant credit card processing services and that E-Commerce Exchange, Inc., a company we acquired in March 2002, conspired to aid in the purported fraud and committed the other actions alleged in the complaint. The complaint seeks unspecified damages for an individually named plaintiff and equitable relief including relief in the form of the equitable right of rescission as to the Leasecomm leases of the members of the purported class. The complaint also seeks exemplary and statutory damages, attorneys fees and injunctive relief in connection with the above claims. We entered into a preliminary settlement of this lawsuit in October 2002. On or about November 22, 2002, the parties executed formal settlement agreements, subject to court approval. At a hearing held on November 25, 2002, the court gave preliminary approval to the terms and conditions of the proposed settlement. The judgment approving the settlement was entered on January 24, 2003, and became final on February 24, 2003. Members of the purported class have until April 25, 2003 to affirmatively elect to exercise lease cancellation rights as provided for in the settlement. In connection with the settlement, we have also agreed to pay $500,000 in attorneys fees and costs, a damage and representative award of $15,000 to the named plaintiff and a partial indemnification payment to Leasecomm equal to the value of the leases that are, in fact, cancelled by class members under the settlement terms. Based on the leases that will be subject to cancellation rights under the settlement, the partial indemnification payment to Leasecomm is expected not to exceed $1.5 million.

      On September 4, 2002, we were sued in Superior Court of Los Angeles County, California by First Bank of Beverly Hills for breach of contract and misappropriation of trade name. The complaint seeks damages of approximately $266,000, plus interest and attorney’s fees. On September 11, 2002, we countersued alleging breach of contract and negligent misrepresentation. We are seeking unspecified damages. Our claim relates to one of the merchants in the merchant portfolio we acquired from First Bank of Beverly Hills in June 2001. In connection with the acquisition, we agreed that so long as this merchant was processing within 5% of its then current processing and pricing levels, we would pay to First Bank of Beverly Hills an additional $400,000, payable in three equal installments every six months during the 18 month period following the closing. Subsequent to the first payment, we discovered this merchant was not complying with the Visa and MasterCard card association rules. At that time, we terminated the merchant’s account, thus terminating the merchant’s ability to process new credits and sales through its merchant account and approximately $1.8 million was retained in a reserve account to secure the merchant’s obligations under a merchant processing agreement. The merchant was unable to fund the resulting credits, chargebacks and other obligations, resulting in a loss to us of approximately $6.0 million in the aggregate. We were then obligated to indemnify our sponsoring bank for the resulting amount and the related fees and costs. As a result, we notified First Bank of Beverly Hills that we would not pay the second and third installment payments. First Bank of Beverly Hills subsequently filed the lawsuit discussed above. Our counterclaim is based on our belief that First Bank of Beverly Hills had knowledge of this merchant’s violation of the Visa and MasterCard card association rules prior to the acquisition and failed to disclose this and other material information to us. On November 1, 2002, we amended our counterclaim to assert that First Bank of Beverly Hills committed fraud in connection with the acquisition. Mandatory mediation proceedings are scheduled for April 10, 2003. We intend to vigorously defend and assert our counterclaims against First Bank of Beverly Hills.

      On October 10, 2002, Thomas Zito sued us in the United States District Court for the Southern District of New York. The complaint named Leasecomm and several additional defendants, including E-Commerce Exchange. The complaint alleges that the defendants are liable for, among other things, fraud in connection with their purported sale of Internet access, franchises and other services and seeks unspecified damages including punitive damages, costs and attorney’s fees and seeks equitable relief in the form of an injunction and restitution. We filed a motion to dismiss the action in its entirety on January 31, 2003. We intend to vigorously defend against the lawsuit.

      In the event our estimates of the potential liability under the legal proceedings described above is inaccurate, we could be subject to damages in excess of our estimates.

      We are from time to time a party to other legal proceedings, which arise in the normal course of business. Although we have been involved in past litigation, we are not currently involved in any material litigation, other than the lawsuits described above, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition, nor is management aware of any such litigation threatened against us.

MANAGEMENT

Directors and Executive Officers

      The following table provides information about our directors and executive officers as of March 31, 2003:

Name	Age	Position

Gregory S. Daily	43	Chairman of the Board and Chief Executive Officer
Carl A. Grimstad	35	President
Clay M. Whitson	45	Director, Chief Financial Officer and Treasurer
Afshin M. Yazdian	30	Executive Vice President, General Counsel and Secretary
Robert S. Torino	49	Executive Vice President, and Assistant Secretary
Peter Y. Chung	35	Director
John C. Harrison	46	Director
David T. Vandewater	52	Director
David M. Wilds	62	Director
Don McLemore	46	Director
Jennie Carter Thomas	57	Director

      Gregory S. Daily has served as Chairman of our board of directors and Chief Executive Officer since February 2001 and served as our Secretary from April 2001 to August 2002. From January 1, 1999 to December 2000, Mr. Daily was a private investor. In 1984, Mr. Daily co-founded PMT Services, Inc., a credit card processing company, and served as President of PMT Services, Inc. at the time of its sale to NOVA Corporation, a credit card processing company, in September 1998. Mr. Daily served as the Vice Chairman of the board of directors of NOVA Corporation from September 1998 until May 2001. Mr. Daily also serves as a director of Private Business, Inc. and Internet Pictures Corp. Mr. Daily has served as the Chief Manager and President of Caymas, LLC, a private investment company, since January 2001 and he has served as the Chief Executive Officer of Hardsworth, LLC, a private investment company, since May 1997.

      Carl A. Grimstad has served as our President since April 2001 and served as our Chief Executive Officer until February 2001. From January 2000 until March 2001, Mr. Grimstad held various executive positions with iPayment Technologies and from March 2000 until April 2001, also served as the Vice-Chairman of iPayment Technologies. Mr. Grimstad has served as the Vice President and Secretary of Caymas, LLC since January 2001. Since 1995, Mr. Grimstad served as managing partner of GS Capital, LLC, a private investment firm.

      Clay M. Whitson has served as a member of our board of directors since May 2002 and as our Chief Financial Officer and Treasurer since October 2002. From November 1998 to September 2002, Mr. Whitson was Chief Financial Officer of The Corporate Executive Board Company, a provider of best practices research and quantitative analysis focusing on corporate strategy, operations and general management issues. Mr. Whitson was also the Secretary, from February 1999 until September 2002, and Treasurer, from July 2000 until September 2002, of The Corporate Executive Board Company. From 1996 to October 1998, Mr. Whitson served as the Chief Financial Officer and Treasurer of PMT Services, Inc., a credit card processing company.

      Afshin M. Yazdian has served as our Executive Vice President and General Counsel since February 2001. He has served as our Secretary since August 2002 and served as our Assistant Secretary from February 2001 to August 2002. Mr. Yazdian served from March 2000 to January 2001 as General Counsel and Vice President of Mergers and Acquisitions for eConception, a technology venture fund. From August 1997 to March 2000, Mr. Yazdian practiced in the corporate and mergers and acquisitions groups at the law firm of Waller Lansden Dortch & Davis, PLLC.

      Robert S. Torino has served as our Executive Vice President since January 2001 and as our Assistant Secretary since August 2002. From January 2001 to September 2002, he served as our Chief Financial Officer. Mr. Torino served as Chief Financial Officer of iPayment Technologies, Inc. from April 2000 to December 2000, and as Executive Vice President and Chief Operating Officer of iPayment Technologies, Inc. from July 2000 to December 2000. From October 1999 to April 2000, Mr. Torino served as Chief Executive Officer of M80 Technologies, Inc., a start-up software development company. Mr. Torino served as President and Chief Executive Officer of TRUE Software Inc., a software development company, from April 1995 until its acquisition by McCabe & Associates in October 1999. In November 1999, TRUE Software, Inc. filed a petition under Chapter 11 of the United States Bankruptcy Code. A final declaration was issued in July 2002.

      Peter Y. Chung has served as a member of our board of directors since March 2002. Mr. Chung is a general partner and member of various entities affiliated with Summit Partners, L.P., a venture capital and private equity firm, where he has been employed since August 1994. Mr. Chung also serves as a director of Ditech Communications Corporation, Sirenza Microdevices, Inc., and Somera Communications, Inc.

      John C. Harrison has served as a member of our board of directors since April 2001. Mr. Harrison has been Director of Investments for Harbinger Mezzanine Partners, L.P., a mezzanine investment firm, since February 2000 and, from July 1999 to February 2000, he was involved in the formation of Harbinger Mezzanine Partners, L.P. From March 1999 to July 1999, Mr. Harrison was Vice President and Eastern Regional Manager for FINOVA Mezzanine Capital, a mezzanine investment firm. Mr. Harrison was Vice President of Sirrom Capital Corporation from January 1994 until its acquisition by FINOVA Capital Corporation in March 1999.

      David T. Vandewater has served as a member of our board of directors since August 2002. Mr. Vandewater has served as President and Chief Executive Officer of Ardent Health Services, LLC, a provider of healthcare services, since January 2001. From August 2000 until January 2001, Mr. Vandewater acted in a consulting capacity for various healthcare companies. From June 1999 to August 2000, Mr. Vandewater served as the President of the international subsidiary of United Surgical Partners International, Inc., an owner and operator of short stay surgical facilities, developing and expanding its surgical hospital operations. Mr. Vandewater was a private investor from August 1997 until June 1999.

      David M. Wilds has served as a member of our board of directors since April 2001. Mr. Wilds has served as a managing partner of First Avenue Partners, L.P., a private equity partnership, since May 1998. From January 1995 to March 1998, Mr. Wilds served as President of Nelson Capital Partners III, L.P., a merchant banking company. Mr. Wilds currently serves on the boards of directors of Dollar General Corporation and Internet Pictures Corporation.

      J. Donald McLemore, Jr. has served as a member of our board of directors since January 2003. Mr. McLemore is a partner and Chief Financial Officer of Vertical Investments, LLC, a Nashville, Tennessee-based venture capital firm. Prior to that, Mr. McLemore was a partner and Chief Financial Officer of Massey Burch Capital Corporation, a Nashville, Tennessee-based venture capital firm (and its predecessor entities) since 1987.

      Jennie Carter Thomas has served as a member of our board of directors since January 2003. Since 1989, Dr. Thomas has served as the Associate Dean and as a Professor of Management at Belmont University, College of Business in Nashville, Tennessee. Dr. Thomas has also been a management consultant for numerous corporations and organizations.

Board Composition

      We anticipate that at the time of this offering, our board of directors will consist of eight members. We anticipate that three of these directors will qualify as “independent” pursuant to the amended rules that have been proposed by the Nasdaq Stock Market. Each of our directors was elected in accordance with our certificate of incorporation and bylaws.

      Our amended and restated certificate of incorporation provides that our board of directors will be elected to one-year terms that will expire at our annual meeting of stockholders in 2004.

Committees of the Board

      Our board of directors has designated an audit committee, a compensation committee, and a corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

      Our audit committee consists of Mr. McLemore, Dr. Thomas and Mr. Harrison. We believe that Mr. McLemore meets the requirements for a financial expert under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and is independent, as that term is defined under the Nasdaq National Market listing requirements. Our audit committee is charged with the following responsibilities:

•	the engagement, oversight and compensation of our independent public accountants;

•	reviewing the plan, scope and results of the annual audit to be conducted by our independent public accountants;

•	pre-approving services provided to us by our independent public accountants;

•	meeting periodically with our independent public accountants and our Chief Financial Officer to review matters relating to our consolidated financial statements, our accounting principles and our system of internal accounting controls; and

•	reporting its recommendations as to the approval of our consolidated financial statements to our board of directors.

     Compensation Committee

      Our compensation committee consists of Mr. Chung. We will appoint two additional independent directors to our compensation committee prior to the consummation of this offering. The compensation committee determines our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administrators our stock incentive plan.

     Compensation Committee Interlocks

      No interlocking relationship exists between our compensation committee and the compensation committee of any other company.

     Corporate Governance Committee

      Our corporate governance committee consists of Mr. Harrison. We will appoint two additional independent directors to our corporate governance committee prior to the consummation of this offering. The corporate governance committee identifies, evaluates and recommends potential board and committee members. The committee also establishes and reviews board governance guidelines.

Compensation of Directors

      In March 2002, Messrs. Wilds and Chung, and Harbinger Mezzanine Partners, L.P., which is affiliated with Mr. Harrison, each received an option to acquire 20,000 shares of our common stock pursuant to our Stock Incentive Plan at an exercise price of $2.00 per share as compensation for their serving on our board of directors. Mr. Wilds’ and Harbinger Mezzanine Partners, L.P.’s options are exercisable with respect to 10,000 shares on March 1, 2003 and with respect to 10,000 shares on March 1, 2004. Mr. Chung’s option is exercisable with respect to 10,000 shares on April 1, 2003 and with respect to 10,000 shares on April 1, 2004. In May 2002, Mr. Whitson received an option to acquire 300,000 shares of our common stock pursuant to our Stock Incentive Plan at an exercise price of $2.50 per share. Mr. Whitson’s option is exercisable on May 27, 2003 with respect to all of these shares. In August 2002, Mr. Vandewater received an option to acquire 10,000 shares of our common stock pursuant to our Stock Incentive Plan at an exercise price of $3.85 per share as compensation for his service on our board of directors. The option is exercisable with respect to 5,000 shares on August 1, 2003 and with respect to 5,000 shares on August 1, 2004.

      Members of our board of directors who are not our employees receive annual retainers of $20,000 and committee meeting fees of $1,000 for each board committee meeting attended and are reimbursed for their out-of-pocket expenses. Non-employee directors will receive an automatic option grant upon their election or re-election to our board under our Amended and Restated Non-Employee Directors Stock Option Plan described below.

iPayment, Inc. Amended and Restated Non-Employee Directors Stock Option Plan

      Introduction. Our Non-Employee Directors Stock Option Plan was adopted by our board in August 2002 and approved by the stockholders in August 2002. Our Non-Employee Director Stock Option Plan was amended and restated by our board on                     , 2003.

      Share Reserve and Eligibility. We have authorized 750,000 shares of common stock for issuance under our Director Plan to our non-employee board members.

      Administration. The Director Plan will be administered by the compensation committee. The compensation committee will have the authority to interpret all provisions of the Director Plan, prescribe the form of any agreement, make amendments to all agreements, adopt, amend and rescind rules for plan administration, and make all determinations it deems advisable for the administration of the Director Plan.

      Automatic Option Grants. Each individual who is a non-employee board member will automatically receive an option grant for (1) 30,000 shares upon the closing of this offering, which will vest and become exercisable in three equal annual installments upon the optionee’s completion of each subsequent year of board service, (2) 10,000 shares at each annual meeting at which that non-employee director is reelected after the conclusion of the initial three-year period and (3) 10,000 shares at each annual meeting after the closing of this offering for future non-employee directors who are elected or reelected. In addition, any director who becomes a non-employee director after the closing of this offering will receive an option grant for (1) 10,000 shares upon becoming a non-employee director, and (2) 10,000 shares at each annual meeting thereafter at which that non-employee director is reelected.

      Each option will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee’s cessation of board service. The shares subject to each automatic option grant, granted to the non-employee board members upon the closing of this offering, will vest and become exercisable in a series of three successive annual installments upon the optionee’s completion of each year of board service over the three year period measured from the grant date. The shares subject to each automatic option grant, granted to future non-employee directors after the closing of this offering, will vest and become exercisable annually upon the optionee’s completion of each year of board service measured from the grant date. However, each outstanding option will immediately vest in full upon certain changes in control or ownership or upon the optionee’s death or disability while a board member, subject to certain restrictions in the event such accelerated vesting constitutes an excess parachute payment pursuant to Section 280G of the Code. This offering of common stock is not considered a change in control or ownership under the Director Plan.

      The exercise price for the shares of common stock subject to option grants made under our Director Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date provided that such shares were acquired at least six months prior to the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

      The board may amend or modify the Director Plan at any time, subject to any required stockholder approval.

Executive Compensation

      The following table summarizes the cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, during the fiscal year ended December 31, 2002, to our Chief Executive Officer and each of our five other most-highly compensated executive officers, which we refer to as our “named executive officers,” in all capacities in which they served.

Summary Executive Compensation Table

						Long-Term
		Annual Compensation				Compensation
						Securities
					Other Annual	Underlying
Name and Principal Position	Year	Salary	Bonus		Compensation	Options

Gregory S. Daily	2002	$12,000	$—		—	—
Chairman of the Board and Chief	2001	9,000	3,375	(1)	—	—
Executive Officer
Carl A. Grimstad(2)	2002	$195,000	$100,000		—	—
President	2001	235,197	53,190	(1)	—	—
Clay Whitson(3)	2002	$69,000	—		—	—
Chief Financial Officer	2001	—	—		—	—
Afshin M. Yazdian	2002	$102,500	$50,000		—	210,000
Executive Vice President, General	2001	71,432	50,000		—	140,000
Counsel and Secretary
Robert S. Torino	2002	$180,000	$90,000		—	—
Executive Vice President and Assistant	2001	180,000	10,000		9,000 (4)	—
Secretary
Michael W. Stankiewicz(5)	2002	135,000	—		—	108,000
Chief Technology Officer	2001	135,000	5,000		—	108,000

(1)	In connection with the execution of their respective employment agreements, Mr. Daily purchased 337,500 shares of our common stock and Mr. Grimstad, in addition to receiving a cash bonus of $50,000, purchased 319,000 shares of our common stock, each at a purchase price of $0.01 per share when the fair market value of our common stock was $0.01 per share.

(2)	Prior to Mr. Daily joining us in February 2001, Mr. Grimstad served as our Chief Executive Officer.

(3)	Mr. Whitson joined us in October 2002.

(4)	Mr. Torino received $750 per month as a car allowance.

(5)	Mr. Stankiewicz resigned as of January 31, 2003.

Stock Option Grants

     Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options granted under our stock incentive plan in 2002 to each of our named executive officers. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed initial public offering price of $                    , minus the applicable per share exercise price. Annual rates of stock price appreciation of 5% and 10% from the initial public offering price is assumed pursuant to the rules of the Securities and Exchange Commission. The actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

	Individuals Grants				Potentially Realizable
Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees In	Price	Expiration
Name and Principal Position	Granted	2002	(per share)	Date	5%		10%

Gregory S. Daily	—	—	—	—		—		—
Chairman of the Board and Chief Executive Officer
Carl A. Grimstad	—	—	—	—		—		—
President
Clay Whitson(1)	300,000	18.8%	$2.50	5/27/2010	$		$
Chief Financial Officer
Afshin M. Yazdian	70,000	4.4%	$2.00	1/1/2012	$		$
Executive Vice President, General Counsel and Secretary
Robert S. Torino	—	—	—	—		—		—
Executive Vice President and Assistant Secretary
Michael W. Stankiewicz(2)	—	—	—	—		—		—
Chief Technology Officer

(1)	Mr. Whitson joined us in October 2002. Upon the closing of this offering, Mr. Whitson will receive an option to purchase an additional 100,000 shares of our common stock at an exercise price equal to the fair market value at the time of grant. This option will expire pursuant to the terms set by the Board of Directors.

(2)	Mr. Stankiewicz resigned as of January 31, 2003.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table contains information concerning stock options to purchase common stock held as of December 31, 2002 by each of our named executive officers. These options were granted under our stock incentive plan. There was no public trading market for our common stock as of December 31, 2002. Accordingly, the values set forth below have been calculated based on an assumed initial offering price of

$          per share of our common stock, less the per share exercise price, multiplied by the number of shares underlying the options.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Shares		Options at Fiscal Year-End		at Fiscal Year-End
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable		Unexercisable

Gregory S. Daily	—	—	—	—		—		—
Carl A. Grimstad	—	—	—	—		—		—
Clay Whitson(1)	—	—	—	300,000	$		$
Afshin M. Yazdian	—	—	175,000	35,000	$		$
Robert S. Torino	—	—	—	—		—		—
Michael W. Stankiewicz(2)	—	—	108,500	—		—		—

(1)	Mr. Whitson joined us in October 2002. Upon the closing of this offering, Mr. Whitson will receive an option to purchase 100,000 shares of our common stock at an exercise price equal to the fair market value at the time of grant.

(2)	Mr. Stankiewicz resigned as of January 31, 2003 and exercised the 108,500 options as of that date.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Gregory Daily and Carl Grimstad

      In February 2001, we entered into an employment agreement with Gregory S. Daily, our Chairman of the Board and Chief Executive Officer. The employment agreement was originally for one year, with successive one-year terms unless either party provides written notice to the other party ninety days prior to the expiration of the term. The current term of Mr. Daily’s employment agreement ends on February 26, 2003. Under the agreement, Mr. Daily is entitled to an annual salary of $12,000 plus a discretionary bonus as may be determined by the board of directors, in its sole discretion, based on Mr. Daily’s performance, our business and financial condition and the operating results achieved. In connection with the execution of his employment agreement with us, Mr. Daily purchased 337,500 shares of our common stock in April 2001 at a price of $0.01 per share. Mr. Daily will also receive those employee benefits generally provided to our executive employees.

      In February 2001, we entered into an employment agreement with Carl A. Grimstad, our President. The employment agreement was originally for one year, with successive one-year terms unless either party provides written notice ninety days to the other party prior to the expiration of the term. The current term of Mr. Grimstad’s employment agreement ends on February 26, 2003. Under the agreement, Mr. Grimstad is entitled to an annual base salary of $180,000 plus a discretionary bonus as may be determined by the board of directors, in its sole discretion, based on Mr. Grimstad’s performance, our business and financial condition and the operating results achieved. In connection with the execution of his employment agreement, Mr. Grimstad purchased 319,000 shares of our common stock in April 2001 at a price of $0.01 per share. Mr. Grimstad will also receive those employee benefits generally provided to our executive employees.

      We may terminate each of Mr. Daily’s and Mr. Grimstad’s employment agreement for cause, including: (a) conviction of a felony or a misdemeanor involving dishonesty; (b) breach or negligent performance of his duties under the employment agreement; (c) any fraudulent conduct; (d) material breach of our policies or rules; (e) death, incapacity or disability (if unable to perform duties of employment); or (f) upon our board of directors’ good faith determination that such employee has failed to satisfactorily perform his duties. In addition, either party to the employment agreement may terminate the agreement at any time without cause. However, if we terminate either Mr. Daily or Mr. Grimstad without cause, we must pay such employee an amount equal to his base salary for the remainder of the term of the contract.

      During the term of his employment agreement, and for a period of two years thereafter, Mr. Daily and Mr. Grimstad each agree that he will not: (a)(1) directly or indirectly operate, develop or own any interest in an entity that engages in the business of providing credit card authorization and related services; (2) solicit or hire anyone who was our employee within thirty days of his termination; or (3) interfere with any of our past, present, or prospective business relationships, or (b) disclose any non-public information concerning or relating to our business during this period, unless otherwise required by law or in connection with a legal proceeding.

Clay Whitson

      In June 2002, we entered into an employment agreement with Clay M. Whitson, our Chief Financial Officer and Treasurer. The employment agreement is effective for one year commencing September 3, 2002, but will be automatically extended by one month at the beginning of each month after September 3, 2003. Under the agreement, Mr. Whitson is entitled to an annual base salary of $276,000, to be reviewed annually by the Compensation Committee, plus a bonus of (a) up to 50% of his base salary for achieving performance criteria established by the board of directors or (b) a pro rata portion of such bonus which is greater or less than the amount in clause (a) based on Mr. Whitson’s performance, our business and financial condition and the operating results achieved. If a change of control (as defined therein) occurs and Mr. Whitson’s employment agreement is not terminated, Mr. Whitson’s bonus must be at least the highest bonus determined by the board of directors (whether or not paid to him prior to change of control) during any of the three fiscal years preceding such change of control. Mr. Whitson will also receive those employee benefits generally provided to our executive employees. Upon the completion of our initial public offering, Mr. Whitson may be granted, in the sole discretion of our board of directors, an option to purchase 100,000 shares of our common stock at an exercise price equal to the fair market value of the stock at the time of the grant pursuant to our Stock Incentive Plan.

      We may terminate Mr. Whitson’s employment agreement for cause, including: (a) conviction of a felony that materially affects Mr. Whitson’s ability to perform his duties under the employment agreement, (b) fraud, embezzlement or material dishonesty against us or our affiliates, (c) intentional neglect or material inattention to his duties, which remains uncured 30 days after written notice by our board of directors; or (d) any action which would materially harm our reputation or the reputation of our affiliates, which remains uncured after 30 days after written notice. Upon termination by us for cause, Mr. Whitson is entitled to receive a pro rata portion of his base salary. In addition, Mr. Whitson’s employment agreement will be automatically terminated upon his death or disability (defined therein), and Mr. Whitson, or his estate, will receive the pro rata portion of his base salary and bonus plus a one-time payment equal to 50% of his annual base salary.

      We may also terminate Mr. Whitson’s employment agreement without cause. If Mr. Whitson is terminated without cause prior to a change of control, he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement, and Mr. Whitson will be entitled to exercise any of the 300,000 options granted to him in May 2002.

      Mr. Whitson may terminate the employment agreement without cause, whereby he will be entitled to a pro-rata amount of his base salary and bonus for the portion of the term of his employment agreement completed on the date of termination. Mr. Whitson may also terminate the employment agreement for cause following a change in control resulting in (a) a material adverse change in his position, responsibilities or status, (b) a reduction in his compensation or substantial reduction of his benefits, or (c) a requirement that he relocate more than 35 miles from our current headquarters. If Mr. Whitson terminates his employment for cause following a change in control, he will be entitled to exercise any of the 300,000 option shares granted to him in May 2002. If Mr. Whitson’s employment agreement is terminated by Mr. Whitson for cause or for any reason other than by us for cause within three months after a change in control, he will be entitled to receive continuation of his benefits for three years and a lump sum termination payment within 10 days of termination equal to three times his annual base salary, three times his highest annual bonus, plus a severance payment of $80,000. If Mr. Whitson receives a termination payment following a change in control that is subject to the tax provisions of Section 4999 of the Internal Revenue Code, he will be entitled to receive an additional payment from us in an amount such that, after his payment of all taxes, he shall retain an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code.

      During the term of his employment, Mr. Whitson has also agreed not to: (a)(1) compete with us to provide merchant credit card authorization processing and settlement services, automated teller machines, debit services, check guarantee services, payroll processing services, payment systems and related commerce to our current or identified prospective clients, other than through current passive investments in companies providing business electronic payment processing equipment; (2) solicit or hire any of our employees; or (3) interfere with any of our past, present, or prospective business relationships, and (b) disclose any non-public information concerning or relating to our business during his employment, unless otherwise required by law or in connection with a legal proceeding.

Amended and Restated iPayment, Inc. Stock Incentive Plan

      Introduction. Our Stock Incentive Plan was adopted by our board and approved by the stockholders in May 2001. In August 2002, our plan was amended by our board. Our plan was amended and restated by our board on                           , 2003.

      Share Reserve. We have authorized 4,250,000 shares of common stock for issuance under our Stock Incentive Plan. This share reserve includes the shares subject to outstanding options under the plan. No participant in our Stock Incentive Plan may be granted stock options and direct stock issuances for more than 1,000,000 shares of common stock per calendar year.

      Equity Incentive Programs. Our Stock Incentive Plan is divided into two separate components:

•	the option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock. The options may be granted as either “incentive stock options,” which have potential tax benefits under Section 422 of the Code, or “non-qualified options.” Incentive stock options will be granted at an exercise price not less than 100% of the fair market value of those shares on the grant date, and non-qualified stock options will be granted at an exercise price determined by the compensation committee on the grant date, not less than the par value of the common stock; and

•	the stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of shares at a price determined by the compensation committee at the time of issuance, not less than the par value of the common stock or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service.

      Eligibility. The individuals eligible to participate in our Stock Incentive Plan include our officers and other employees, our non-employee board members and any consultants, advisors, agents, independent contractors and independent sales or service organizations.

      Administration. The Stock Incentive Plan is currently administered by our board of directors and after the offering will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the purchase price of and number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. Such terms shall be set forth in a written option agreement.

      Plan Features. Our Stock Incentive Plan will include the following features:

•	The exercise price for the shares of common stock subject to option grants made under our Stock Incentive Plan may be paid in cash, in shares of common stock valued at fair market value on the exercise date (provided that such shares were acquired at least six months prior to the date of exercise), such other consideration acceptable to the compensation committee or a combination thereof. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

•	The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

•	In the event that we are acquired by merger or asset sale, or upon a successful tender offer for more than 50% of our outstanding voting stock, each outstanding option under the Stock Incentive Plan will automatically accelerate in full, and all unvested shares under the Stock Incentive Plan will immediately vest, subject to certain restrictions in the event such accelerated vesting constitutes an excess parachute payment pursuant to Section 280G of the Code. Options which are not to be assumed by the successor corporation will automatically terminate and cease to be outstanding upon the consummation of such merger or asset sale.

•	The board may amend or modify the Stock Incentive Plan at any time, subject to any required stockholder approval.

•	The number of shares of common stock that may be issued pursuant to the Stock Incentive Plan is automatically increased on the first trading day of January in each calendar year during the term of the plan, beginning with calendar year 2004, by:

(1)	a number of shares of common stock that, when added to the then maximum aggregate number of shares of common stock that may be issued pursuant to the plan, is equal to 12.5% the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, or

(2)	such lesser number as determined by the Board,

        provided that the annual increase may not exceed 7,500,000 shares of common stock.

The total number of shares of common stock outstanding under paragraph (1) is calculated by dividing by 0.875 the total number of shares of common and preferred stock outstanding, plus all securities or debt convertible into shares of common or preferred stock, plus all warrants and any other securities. This amount is multiplied by 12.5% and the total unissued and outstanding shares reserved under the Non-Employee Directors Stock Option Plan is subtracted from the result.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Preferred Stock

      David M. Wilds, managing partner of First Avenue Partners, L.P., is a member of our board of directors. In April 2001, First Avenue Partners, L.P. exchanged 1,208,035 shares of iPayment Technologies, Inc. common stock for 1,208,035 shares of our mandatorily redeemable convertible preferred stock. At that time, First Avenue also purchased 1,369,165 shares of our mandatorily redeemable convertible preferred stock at a price of $2.01 per share, for a total purchase price of $2,750,000. The 2,577,200 shares of mandatorily redeemable convertible preferred stock will convert into 2,577,200 shares of common stock upon the consummation of this offering.

      First Avenue Partners is a party to a put and redemption agreement under which we are required to redeem the preferred stock owned by First Avenue Partners. The agreement will terminate upon the consummation of this offering.

Common Stock

      In April 2001, certain of our directors, executive officers, holders of more than 5% of our capital stock and their respective affiliates exchanged shares of iPayment Technologies, Inc. common stock for an equal number of shares of our common stock as listed below:

Number of Shares
of Common Stock

Gregory S. Daily	2,950,000
Caymas, LLC	2,262,040
Carl A. Grimstad	1,475,000
Robert S. Torino	597,200
Michael W. Stankiewicz	31,500
Entities affiliated with the Stream Family	278,560

      Caymas, LLC currently holds 13.2% of our common stock. Messrs. Daily and Grimstad are principals of Caymas, LLC.

      Members of the Stream Family are immediate family members of Mr. Grimstad.

      Mr. Daily owns an additional 337,500 shares of our common stock, which he acquired when he executed his employment agreement with us in February 2001.

      Mr. Grimstad owns an additional 319,000 shares of our common stock, which he acquired when he executed his employment agreement with us in February 2001.

Subordinated Promissory Notes and Options

      John C. Harrison, Director of Investments for Harbinger Mezzanine Partners, L.P., serves as a member of our board of directors. In April 2001, we issued a subordinated promissory note to Harbinger for $4.0 million. As of December 31, 2002, the outstanding principal amount of the note was $4.0 million. The note bears interest at an annual rate of 14.0% and matures on April 12, 2006. In connection with the note, we also issued to Harbinger a warrant to purchase 811,000 shares of our common stock at an exercise price of $0.01 per share. The warrant expires in April 2008. In April 2004, the warrant will become exercisable for 851,305 shares of our common stock, in April 2005, the warrant will become exercisable for 892,017 shares of our common stock and in April 2006, the warrant will become exercisable for 933,143 shares of our common stock, if any of the debt under the loan is outstanding as of those dates.

      Harbinger is a party to a put and redemption agreement under which we are required to repurchase the warrants owned by Harbinger. The agreement will terminate upon the consummation of this offering.

      Messrs. Daily and Grimstad are principals of Caymas, LLC. In February 2001, we issued a 9% subordinated promissory note to Caymas, LLC in the aggregate principal amount of $100,000. The note was originally to mature in March 2001, but was subsequently extended and fully repaid in 2002.

      At various times in 2001, we executed subordinated promissory notes to the following parties in an aggregate principal amount of $13.4 million. These notes bear interest at an annual rate of 12.0% and mature on May 30, 2004. In connection with these notes, we issued warrants to purchase an aggregate of 885,000 shares of our common stock at an exercise price of $0.01 per share. The warrants expire in May through December 2011.

		Amount of	Shares
		Subordinated	Underlying
Holder	Month Executed	Notes	Warrant

Trusts for the benefit of Gregory S. Daily’s children	May	$1,000,000	70,000
David T. Vandewater, The David T. Vandewater Foundation and David T. Vandewater Roth IRA	May	$1,000,000	70,000
iPayment Lenders(1)	May	$900,000	63,000
Gregory S. Daily	June	$5,000,000	350,000
Harold H. Stream, III	June	$500,000	35,000
Sandra Stream Miller	June	$500,000	35,000
Harbinger Mezzanine Partners, L.P.	August	$2,000,000	140,000
Harold H. Stream, III	August	$250,000	17,500
Sandra Stream Miller	August	$250,000	17,500
Sails Investors(1)	August	$500,000	35,000
Gregory S. Daily	December	$1,500,000	105,000

(1)	Affiliates of David Wilds, one of our directors.

      Peter Y. Chung, a general partner and member of various entities affiliated with Summit Partners, L.P., is a member of our board of directors. In March 2002, we issued convertible subordinated promissory notes to entities affiliated with Summit Partners, L.P. in an aggregate principal amount of $14.9 million. These notes bear interest at an annual rate of 4.52% and mature on March 19, 2007. As of March 31, 2003, the notes were convertible, at the option of the holders, into 1,421,348 shares of our common stock upon the earlier of the first anniversary of their execution or the consummation of this offering. If entities affiliated with Summit Partners, L.P. exercise their right to convert the note for 1,421,348 shares, they would own      % of our outstanding shares of common stock following the completion of this offering, or           % if the underwriters over-allotment option is exercised in full.

      At various times in 2002, we issued subordinated promissory notes to the following parties in an aggregate amount of $8.1 million. These notes bear interest at an annual rate of 12.0% and mature on April 1, 2004. In connection with these notes, we issued warrants to purchase an aggregate of 542,500 shares of our common stock at an exercise price of $0.01 per share. The warrants expire between July 2012 and October 2012.

		Amount of	Shares
		Subordinated	Underlying
Holder	Month Executed	Note	Warrant

David Vandewater	August	$1,000,000	70,000
Gregory S. Daily	August	$1,000,000	70,000
The Daily Family Foundation	August	$500,000	35,000
Clay Whitson	August	$500,000	35,000
Stream Family Limited Partnership	August	$750,000	52,500
M.G. Stream Trusts	August	$750,000	52,500
Harold H. Stream, III	August	$250,000	17,500

		Amount of	Shares
		Subordinated	Underlying
Holder	Month Executed	Note	Warrant

Sandra Stream Miller	August	$250,000	17,500
Gregory S. Daily	August	$100,000	—
Harbinger Mezzanine Partners, L.P.	August	$1,000,000	70,000
Clay Whitson	October	$500,000	35,000
Sails Investors	October	$1,000,000	70,000
Harold H. Stream, III	October	$500,000	35,000

Other Transactions

      In March 2001, Mr. Daily personally guaranteed our $3.0 million line of credit with Bank of America, N.A.

      In August 2001, Mr. Daily personally guaranteed a promissory note dated August 9, 2001 from First Acquisition Company, our subsidiary, to 1st National Processing Inc. in the aggregate principal amount of $3.6 million.

      In June and July 2002, Mr. Grimstad executed 6.0% promissory notes in our favor having an aggregate principal amount of $74,000. The principal amount of the notes was fully repaid in November 2002.

      Mr. Daily owns Hardsworth, LLC, a private investment firm. From May 2001 through August 2002, we have paid Hardsworth, LLC approximately $209,000 for use of a Lear 35 Jet for corporate purposes. Hardsworth owns a 50.0% interest in the airplane. Mr. Vandewater, a director, also owns a 25.0% interest in the airplane through PED, LLC, a separate entity.

      Mr. Daily owns approximately a 34% interest in Century II Staffing, Inc., a professional employer organization. Since January 2001, Century II Staffing has provided human resources and benefits administration services to us. As of December 31, 2002, we had paid approximately $164,000 to Century II Staffing for these services.

      In September 2002, Mr. Daily personally guaranteed a future payment we are obligated to pay to NOVA in the amount of $6.0 million in connection with our acquisition of CardSync Processing, Inc.

      In October 2002, Mr. Daily personally guaranteed our obligations under the purchase agreement with QuadCity Bankcard, Inc.

      In January 2003, Mr. Daily personally guaranteed our obligations under our processing agreement with JPMorgan Chase Bank.

      We currently intend to use $11.0 million of the estimated net proceeds of this offering to repay in full notes held by David Vandewater and entities affiliated with John Harrison, David Vandewater and David Wilds.

PRINCIPAL STOCKHOLDERS

      Except as otherwise set forth below, the following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2003, and as adjusted to reflect the sale of shares offered hereby, by:

•	each person who is known by us to own more than 5% of the outstanding shares of our common stock,

•	each of our directors,

•	each named executive officer, and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the principal address of each officer, director and 5% stockholders listed below is c/o iPayment, Inc., 40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable, or the conversion of convertible subordinated promissory notes convertible, within 60 days of March 31, 2003 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options, warrants or convertible subordinated promissory notes for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All figures also assume conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock.

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially
	Owned	Before	After
	Before the	this	this
Name of Beneficial Owner	Offering	Offering	Offering

5% Holders:
First Avenue Partners, L.P.(1)	2,577,200	13.1%	%
Caymas, LLC(2)	2,262,040	11.5
Summit Funds(3)	1,421,348	6.7
Harbinger Mezzanine Partners, L.P.(4)	1,031,000	5.0
Directors and Executive Officers:
Gregory S. Daily(5)	6,179,540	31.4
Carl A. Grimstad(6)	4,056,040	20.6
David M. Wilds(7)	2,755,200	14.0
Peter Y. Chung(8)	1,431,348	6.7
John C. Harrison(9)	1,031,000	5.0
Robert S. Torino	597,200	3.0
David T. Vandewater(10)	140,000	*
Afshin M. Yazdian(11)	175,000	*
Clay M. Whitson(12)	370,000	1.9
Don McLemore	—	—
Jennie Carter Thomas	—	—
All directors and executive officers as a group (11 persons)(13)	14,305,288	63.2%	%

*	indicates less than 1%

(1)	Consists of 2,577,200 shares of mandatorily redeemable convertible preferred stock which will convert into 2,577,200 shares of common stock upon the consummation of this offering. The address of First Avenue Partners, L.P. is 138 Second Avenue North, Suite 200, Nashville, Tennessee 37201. The people who have voting or investment control of the First Avenue Partners, L.P. shares are David Wilds and Croley Graham, each of whom disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(2)	The address of Caymas, LLC is 311 Jackson Boulevard, Nashville, Tennessee 37205. The people who have voting or investment control of the Caymas, LLC shares are Gregory Daily and Carl Grimstad, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.

(3)	Assuming conversion on March 31, 2003, consists of convertible subordinated promissory notes held by: (a) Summit Ventures V, L.P. convertible into 1,058,447 shares of common stock; (b) Summit Ventures V Companion Fund, L.P. convertible into 250,456 shares of common stock; (c) Summit Investors III, L.P. convertible into 14,519 shares of common stock; (d) Summit V Advisors (QP) Fund, L.P. convertible into 75,005 shares of common stock; and (e) Summit V Advisors Fund, L.P. convertible into 22,921 shares of common stock, all of which may be converted at the election of the holder upon the earlier of March 19, 2003 and the completion of our initial public offering. The address of the Summit Funds is 499 Hamilton Avenue, Palo Alto, California 94301. Summit Partners, LLC, through a five-person investment committee comprised of certain of its members, has voting and dispositive authority over the shares held by Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit Investors III, L.P. Decisions by the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Messrs. E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, Walter G. Kortschak, Bruce R. Evans, Thomas S. Roberts, Joseph F. Trustey, Kevin P. Mohan, Peter Y. Chung, Thomas F. Farb, Robert V. Walsh and Scott C. Collins are the members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by Summit entities except to the extent of his pecuniary interest therein.

(4)	Consists of 1,021,000 shares of common stock issuable upon exercise of warrants and 10,000 shares of common stock issuable upon the exercise of options. The address of Harbinger Mezzanine Partners, L.P. is 618 Church Street Suite 500, Nashville, Tennessee 37219. The people who have voting or investment control of the Harbinger Mezzanine Partners, L.P. shares are John Harrison, Brent Ray, John Scott, Mike Luce and David Boutwell, each of whom disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)	Includes 70,000 shares of common stock held by trusts for the benefit of Mr. Daily’s children and 35,000 shares of common stock held by the Daily Family Foundation. Also includes 2,262,040 shares of common stock owned by Caymas, LLC. Mr. Daily serves as the Chief Manager and President of Caymas, LLC. Mr. Daily indirectly owns, through GSD Trust Partners, LLC, a 40% membership interest in Caymas, LLC. Mr. Daily has shared voting and investment power with respect to these shares. Mr. Daily disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Caymas, LLC.

(6)	Includes 2,262,040 shares of common stock owned by Caymas, LLC. Mr. Grimstad serves as the Vice President and Secretary of Caymas, LLC. Mr. Grimstad owns a 40% membership interest in Caymas, LLC and has shared voting and investment power with respect to these shares. Mr. Grimstad disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Caymas, LLC.

(7)	Includes 2,577,200 shares of mandatorily redeemable convertible preferred stock held by First Avenue Partners L.P., which will convert into 2,577,200 shares of common stock upon the consummation of this offering. Mr. Wilds is a managing director of First Avenue Partners, L.P. Also includes 63,000 shares of common stock held by iPayment Lenders I and 105,000 shares of common stock held by SAILS Investors. Mr. Wilds manages the investments of iPayment Lenders I and SAILS Investors. Mr. Wilds has shared voting and investment power with respect to all shares held by First Avenue Partners, L.P., iPayment Lenders I and SAILS Investors. Mr. Wilds disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest in the named entities. Includes 10,000 shares of common stock issuable upon the exercise of options granted to Mr. Wilds.

(8)	Assuming conversion on March 31, 2003, consists of convertible subordinated promissory notes held by: (a) Summit Ventures V, L.P. convertible into 1,058,447 shares of common stock; (b) Summit Ventures V Companion Fund, L.P. convertible into 250,456 shares of common stock; (c) Summit Investors III, L.P. convertible into 14,519 shares of common stock; (d) Summit V Advisors (QP) Fund, L.P. convertible into 75,005 shares of common stock; and (e) Summit V Advisors Fund, L.P. convertible into 22,921 shares of common stock, all of which may be converted at the election of the holder upon the earlier of March 19, 2003 and the completion of our initial public offering. Each partnership may be deemed to beneficially own each other’s shares because the general partners of each partnership are affiliated. Each partnership disclaims beneficial ownership of the shares held by the other partnerships. Mr. Chung, one of our directors, is a member of Summit Partners, LLC, the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors Fund, L.P., Summit Ventures V Companion Fund, L.P., and Summit V Advisors (QP) Fund, L.P. Summit Partners, LLC, through a five-person investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Decisions by the investment committee are made by a majority vote of its members. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Includes 10,000 shares of common stock issuable upon the exercise of options granted to Mr. Chung.

(9)	Consists of 1,021,000 shares of common stock issuable upon exercise of warrants and 10,000 shares of common stock issuable upon exercise of options. Mr. Harrison is the Director of Investments of Harbinger Mezzanine Partners, L.P. and owns an interest in Harbinger Mezzanine GP, LLC, the general partner of Harbinger Mezzanine Partners, L.P. Mr. Harrison has shared voting and investment power with respect to all shares held by Harbinger Mezzanine Partners, L.P. Mr. Harrison disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Harbinger Mezzanine Partners, L.P.

(10)	Includes 42,000 shares of common stock held by the David T. Vandewater Foundation, 8,750 shares of common stock held by the David T. Vandewater Roth IRA and 89,250 shares of common stock held by Mr. Vandewater.

(11)	Consists of 175,000 shares of common stock issuable upon exercise of options.

(12)	Includes 300,000 shares of common stock issuable upon the exercise of options and 70,000 shares of common stock held by the Clay M. Whitson Grantor Retained Annuity Trust.

(13)	Includes 1,031,000 shares of common stock issuable upon exercise of warrants, 495,000 shares of common stock issuable upon exercise of options, 2,577,200 shares of mandatorily redeemable convertible preferred stock that will automatically convert into common stock upon consummation of this offering and 1,421,348 shares of common stock issuable upon conversion of convertible promissory notes.

DESCRIPTION OF CAPITAL STOCK

General

      The following summary assumes the amendment and restatement of our certificate of incorporation and bylaws to read in their entirety as provided in the forms of amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering.

      The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of 180,000,000 million shares of common stock $0.01 par value, and 20,000,000 million shares of undesignated preferred stock $0.01 par value. Immediately following the completion of this offering, an aggregate of                 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. As of March 31, 2003, there were 96 record holders of common stock.

Common Stock

      The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

      Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

      As of the closing of this offering, no shares of our preferred stock will be outstanding. Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, will be authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

      We have entered into registration rights agreements with the holders of our preferred stock and some of the holders of our common stock. After this offering, based on our capitalization as of March 31, 2003, the holders of 8,246,493 shares of common stock will be entitled to registration rights with respect to their shares. Holders of the securities with registration rights may include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Of that amount, the holders of 2,577,200 shares of common stock issuable upon the assumed conversion of the outstanding preferred stock and 1,433,292 shares of common stock issuable upon conversion of convertible subordinated promissory notes assuming conversion on March 31, 2003 will be entitled, subject to our ability to do so, to require us, once in any six month period and so long as the aggregate price to the public will not be less than $1.0 million, to register their shares with the Securities and Exchange Commission on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Warrants

      As of March 31, 2003, there were outstanding warrants to purchase 1,924,550 shares of our common stock exercisable for $0.01 per share. The following warrants are outstanding:

•	warrants to purchase 117,800 shares of our common stock, which expire in April 2010;

•	warrants to purchase 811,000 shares of our common stock, which expire in April 2008;

•	warrants to purchase 175,000 shares of our common stock, which expire in July 2011;

•	warrants to purchase 540,750 shares of our common stock, which expire in August 2012; and

•	warrants to purchase 280,000 shares of common stock, which expire in October through December 2012.

Convertible Subordinated Promissory Notes

      In March 2002, we issued convertible subordinated promissory notes in the aggregate principal amount of $15.0 million to entities affiliated with Summit Partners, L.P., Randolph Street Partners and SYCR Investment Fund I, LLC. The promissory notes bear interest at a rate of 4.52% per year, mature in March 2008 and may not be prepaid. The convertible subordinated promissory notes may be converted into shares of our common stock at the discretion of the holders at a price per share of $10.71428 upon the earlier of March 19, 2003 and the completion of this offering. Fifty percent of the interest that accrues on the notes is payable on a quarterly basis. The remaining 50% of the interest is added to the principal amount of the notes on a quarterly basis and at the election of the holder this interest either increases the amount payable or increases the amount of shares of our common stock into which the notes may be converted. Assuming conversion on March 31, 2003, the promissory notes may be converted into 1,433,292 shares of our common stock. The principal amount of the promissory notes is not amortized. There is no provision for reserving funds to repay the promissory notes. The promissory notes are unsecured.

      In December 2002, we amended a promissory note in the aggregate principal amount of $1.9 million that had been issued to Michael Schneider in connection with our merger with First Merchants Bancard Services to extend the maturity date from December 2002 to April 2004. Under the terms of the amended note, interest is payable monthly at a rate of 12.5% per year and Mr. Schneider was granted an option, at his sole discretion to convert the note into 153,571 shares of our common stock. Upon conversion of the note, the $250,000 loan fee, which was due upon the repayment of the note, shall be waived.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

      Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

      Amended and Restated Certificate of Incorporation and Bylaw Provisions. Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

      Supermajority Voting. Our amended and restated certification of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

      Authorized but Unissued or Undesignated Capital Stock. At the closing of this offering, our authorized capital stock consists of                                shares of common stock and                                shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have outstanding                                shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors’ broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

      Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by our Chairman of the board of directors or by our Chief Executive Officer.

      No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

      Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. The notice must contain certain information specified in the bylaws.

      Limitation of Director Liability. Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

      Indemnification Arrangements. Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Stockholder Rights Agreement

      On                     , 2003 our board of directors authorized us to enter into a stockholder rights agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the stockholder rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Each statement is qualified in its entirety by such reference.

      Under the stockholder rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

      Each right initially entitles the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price of                               , subject to adjustment. The rights will separate from the common stock upon the earlier of:

•	the tenth business day after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, such person or group referred to as an “acquiring person,” or such later date as determined by our board of directors; and

•	the tenth business day after a person or group announces a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

      The term “acquiring person” expressly excludes                      and their respective affiliates, unless                                         and their respective affiliates beneficially own in the aggregate more than 25% of our outstanding common stock, and in the case of                                         unless                                         and its affiliates beneficially own in the aggregate more than           % of our common stock.

      If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each stockholder right will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

      If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the acquiring person having a value equal to twice the exercise price.

      In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right.

      The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

      Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right at any time until the tenth business day after the first date of public announcement that a person or group have become an acquiring person. Unless earlier redeemed by us, the stockholder rights will expire on the tenth anniversary of the effective date of the agreement.

      Our transfer agent, Wachovia Bank, National Association, will be the rights agent under the stockholder rights agreement.

      The stockholder rights may discourage, delay or prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “IPMT.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Wachovia Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock on the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option.

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2003, and excludes:

•	1,966,071 shares of common stock issuable upon the exercise of outstanding stock options at a weighed average exercise price of $2.78 per share;

•	shares of common stock issuable upon exercise of options to be issued to our employees and directors immediately following the closing of this offering;

•	1,924,550 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.01 per share; and

•	1,586,863 shares of common stock issuable upon the conversion of $16.9 million of convertible subordinated promissory notes, assuming conversion on March 31, 2003.

      Of the outstanding shares, the                     shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 17,135,390 shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date

12,260,390	After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)
After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases to repurchase by the Company and volume limitations)
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144

Rule 144

      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

      As of March 31, 2003, options to purchase a total of 1,966,071 shares of common stock were outstanding, all of which are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our Stock Incentive Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See “Management and Stock Ownership Information — Employee Benefit Plans.”

Lock-up Agreements

      We, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions described therein, not to sell or transfer any common stock for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly.

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in party, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      Bear, Stearns & Co. Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans. See “Underwriting.”

Registration Rights

      Following this offering, under specified circumstances and subject to customary conditions, holders of 8,246,493 shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed, Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of more than 5% of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

      As previously discussed, we have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain. Dividends paid to non-U.S. holders on our common stock that are not effectively connected with the conduct of a trade or business carried on by the non-U.S. holder in the United States will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, non-U.S. holders must furnish to us or our paying agent a duly completed IRS Form W-8BEN or substitute form certifying the holder’s qualification for the reduced rate. Where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may also be required to provide the certification.

Gain On Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States; or

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met.

Income or Gain Effectively Connected With a U.S. Trade or Business

      If a non-U.S. holder of our common stock is engaged in a trade or business in the United States and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder’s conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a resident of the United States. The non-U.S. holder will be required, under currently effective Treasury regulations, to provide a properly executed Internal Revenue Service Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting And Other Reporting Requirements

      A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

      The payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the non-U.S. holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a foreign office of a foreign broker generally will not be subject to backup withholding and information reporting. However, information reporting (but not backup withholding) will apply to the payment of proceeds from a disposition of shares of our common stock effected outside the United States by a foreign office of a broker if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

      The foregoing discussion of certain U.S. federal income tax considerations is for general information only. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

      We intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us and Bear, Stearns & Co. Inc., Thomas Weisel Partners LLC and Wachovia Securities, Inc., we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of common stock listed opposite their names below.

Number of
Underwriter	Shares

Bear, Stearns & Co. Inc.
Thomas Weisel Partners LLC
Wachovia Securities, Inc.
Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to iPayment, Inc.	$	$	$

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $                    and are payable by us.

Over-allotment Option

      We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

      The underwriters have reserved for sale, at the initial public offering price, up to                     shares of common stock for our officers and directors, officers and employees of the manager and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

No Sales of Similar Securities

      We, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions described therein, not to sell or transfer any common stock for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in party, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      Bear, Stearns & Co. Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

Quotation on the Nasdaq National Market

      We have applied for quotation on the Nasdaq National Market under the symbol “IPMT.”

Price Stabilization, Short Positions

      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

      The validity of the common stock offered will be passed upon for us by White & Case LLP, New York, New York. As of March 31, 2003, an individual affiliated with White & Case LLP beneficially owned warrants to purchase an aggregate of 117,800 shares of our common stock. Various legal matters related to the sale of the common stock issued in this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

      The consolidated financial statements of iPayment, Inc., and subsidiaries at December 31, 2002, 2001 and 2000, and the period from inception (July 20, 2000) to December 31, 2000, as well as the financial statements of the predecessor company, iPayment Technologies for the period from January 1, 2000 to July 19, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of E-Commerce Exchange at March 19, 2002, December 31, 2001 and December 31, 2000, and for the period from January 1, 2002 to March 19, 2002, and for each of the years ended December 31, 2001 and 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of First Merchants Bancard Services at August 28, 2002, December 31, 2001, and December 31, 2000, and for the period from January 1, 2002 to August 28, 2002, and for each of the years ended December 31, 2001 and 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of 1st National Processing, Inc. at August 9, 2001 and for the period from January 1, 2001 to August 9, 2001 appearing elsewhere in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of OnLine Data Corporation at August 22, 2002, December 31, 2001 and December 31, 2000, and for the period from January 1, 2002 to August 22, 2002, and for each of the years ended December 31, 2001 and 2000 appearing elsewhere in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

      The financial statements of CardSync Processing, Inc. at September 5, 2002, December 31, 2001 and December 31, 2000, and for the period from January 1, 2002 to September 5, 2002, and for each of the years ended December 31, 2001 and 2000 appearing elsewhere in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission under the Securities Act, a registration statement on Form S-1 (SEC file number: 333-101705) relating to the common stock we are offering. This prospectus, does not contain all the information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission. The address of the website is http://www.sec.gov.

      We intend to furnish holders of our common stock with annual reports containing, among other information audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

iPAYMENT, INC.

INDEX TO FINANCIAL STATEMENTS

Page

iPAYMENT, INC.
Report of Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2000, 2001 and 2002	F-4

Consolidated Statements of Operations for the period January 1, 2000 through July 19, 2000 (predecessor company), for the period from July 20, 2000 through December 31, 2000, and the Years Ended December 31, 2001 and 2002
F-5

Consolidated Statements of Mandatorily Redeemable Convertible Preferred Stock and Changes in Stockholders’ Equity (Deficit) for the period January 1, 2000 through July 19, 2000 (predecessor company), for the period from July 20, 2000 through December 31, 2000, and the Years Ended December 31, 2001 and 2002
F-6

Consolidated Statements of Cash Flows for the period January 1, 2000 through July 19, 2000 (predecessor company), for the period from July 20, 2000 through December 31, 2000, and the Years Ended December 31, 2001 and 2002
F-7
Notes to Consolidated Financial Statements	F-9
E-COMMERCE EXCHANGE, INC.
Report of Independent Auditors	F-42
Balance Sheets as of December 31, 2000, December 31, 2001 and March 19, 2002	F-43
Statements of Operations for the Years Ended December 31, 2000, and 2001, and for the period from January 1, 2002 to March 19, 2002	F-44
Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2000 and 2001, and for the period from January 1, 2002 to March 19, 2002	F-45
Statements of Cash Flows for the Years Ended December 31, 2000 and 2001, and for the period from January 1, 2002 to March 19, 2002	F-46
Notes to Consolidated Financial Statements	F-47
FIRST MERCHANTS BANCARD SERVICES
Report of Independent Auditors	F-58
Balance Sheets as of December 31, 2000 and 2001 and August 28, 2002	F-59
Statements of Operations for the Years Ended December 31, 2000 and 2001 and for the period from January 1, 2002 to August 28, 2002	F-60
Statements of Shareholders’ Deficit for the Years Ended December 31, 2000 and 2001 and the period from January 1, 2002 to August 28, 2002	F-61
Statements of Cash Flows for the Years Ended December 31, 2000 and 2001 and for the period from January 1, 2002 to August 28, 2002	F-62
Notes to Financial Statements	F-63
ONLINE DATA CORPORATION
Report of Independent Auditors	F-70
Balance Sheets as of December 31, 2000 and 2001 and August 22, 2002	F-71
Statements of Income for the Years Ended December 31, 2000 and 2001 and for the period from January 1, 2002 to August 22, 2002	F-72
Statements of Shareholders’ Deficit for the Years Ended December 31, 2000 and 2001 and the period from January 1, 2002 to August 22, 2002	F-73
Statements of Cash Flows for the Years Ended December 31, 2000 and 2001 and for the period from January 1, 2002 to August 22, 2002	F-74

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors of

iPayment, Inc.:

      We have audited the accompanying consolidated balance sheets of iPayment, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years ended December 31, 2002 and 2001, and for the period from inception (July 20, 2000) to December 31, 2000, and for iPayment Technologies (the Predecessor Company) for the period from January 1, 2000 to July 19, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of iPayment, Inc. and subsidiaries, as of December 31, 2002, December 31, 2001 and December 31 2000, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, and for the period from inception (July 20, 2000) to December 31, 2000, and for the Predecessor Company, for the period from January 1, 2000 to July 19, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 21, 2003

iPAYMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2000	2001	2002

	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$568	$290	$1,831
Accounts receivable, net of allowance for doubtful accounts of $130, $225, and $53 as of December 31, 2000, December 31, 2001 and December 31, 2002, respectively	753	1,920	6,687
Prepaid expenses and other current assets	15	453	1,287

Total current assets	1,336	2,663	9,805
Restricted cash	282	687	3,070
Property and equipment, net	604	973	1,610
Intangible assets, net	4,284	19,710	31,758
Goodwill, net	6,795	11,041	59,290
Other assets	68	1,007	9,948

Total assets	$13,369	$36,081	$115,481

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Reserve for losses on merchant accounts	$202	$3,165	$4,411
Accounts payable and accrued liabilities	6,174	4,041	12,192
Current portion of long-term debt to related parties, net of discount	6,046	1,127	3,235
Current portion of long-term debt to unrelated parties, net of discount	3,007	3,147	4,148

Total current liabilities	15,429	11,480	23,986

Long-term liabilities:
Long-term debt to related parties, net of current portion and discount	1,574	22,250	49,767
Long-term debt to unrelated parties, net of current portion and discount	1,302	6,276	20,921
Other long-term liabilities	2,331	1,912	2,118

Total long-term liabilities	5,207	30,438	72,806

Total liabilities	20,636	41,918	96,792

Commitments and contingencies (Note 13)
Series A mandatorily redeemable convertible preferred stock, no par value; 2,577,200 shares authorized, zero, 2,577,200 and 2,577,200 shares issued and outstanding at December 31, 2000, December 31, 2001 and December 31, 2002, respectively	—	5,154	6,670

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; zero shares authorized, issued and outstanding at December 31, 2000; and 17,422,800 shares authorized, no shares issued and outstanding at December 31, 2001 and December 31, 2002, respectively	—	—	—
Common stock, $0.01 par value; 130,000,000 shares authorized, 2,777,130, 9,683,190, and 14,558,190 shares issued and outstanding at December 31, 2000, December 31, 2001, and December 31, 2002, respectively	1,152	3,192	28,236
Deferred compensation	—	—	(25)
Accumulated deficit	(8,419)	(14,183)	(16,192)

Total stockholders’ equity (deficit)	(7,267)	(10,991)	12,019

Total liabilities and stockholders’ equity	$13,369	$36,081	$115,481

The accompanying notes are an integral part of these balance sheets.

iPAYMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor Company
		iPayment, Inc.
	Period from	July 20, 2000
	January 1, 2000	through	Year Ended	Year Ended
	through	December 31,	December 31,	December 31,
	July 19, 2000	2000	2001	2002

	(in thousands, except per share data)
Revenues	$12,870	$7,835	$38,889	$115,813
Operating expenses:
Cost of services	12,360	6,668	33,633	94,321
Selling, general and administrative	2,040	4,546	3,782	6,541
Depreciation and amortization	477	2,351	4,299	5,319
Restructuring costs	—	1,585	(131)	—

Total operating expenses	14,877	15,150	41,583	106,181

Income loss from operations	(2,007)	(7,315)	(2,694)	9,632
Other income (expense):
Interest expense	(109)	(706)	(2,928)	(6,894)
Other	(15)	(397)	625	(3,221)

Total other expense	(124)	(1,103)	(2,303)	(10,115)

Income loss before income taxes	(2,131)	(8,418)	(4,997)	(483)
Income tax provision (benefit)	1	1	(107)	10

Net loss	(2,132)	(8,419)	(4,890)	(493)
Accretion of mandatorily redeemable convertible preferred stock	—	—	(874)	(1,516)

Net loss allocable to common stockholders	$(2,132)	$(8,419)	$(5,764)	$(2,009)

Basic and diluted loss per common share:
Loss per share	$(43.60)	$(5.84)	$(0.65)	$(0.18)

Weighted average shares outstanding	48,899	1,440,457	8,862,727	11,354,713

The accompanying notes are an integral part of these financial statements.

iPAYMENT, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Mandatorily
	Redeemable
	Convertible
	Preferred Stock		Stockholders’ Equity

			Common Stock
					Deferred	Accumulated
	Shares	Amount	Shares	Amount	Compensation	Deficit	Total

	(in thousands, except share amounts)
Predecessor Company:
Balance — December 31, 1999	—	$—	48,758	$2,671	$—	$(7,085)	$(4,414)
Issuance of common stock for cash			216	173			173
Issuance of common stock to employee for services rendered			6	3			3
Distribution to shareholder						(496)	(496)
Net loss for the period from January 1, 2000 to July 19, 2000						(2,132)	(2,132)

Balance, July 19, 2000	—	$—	48,980	$2,847	$—	$(9,713)	$(6,866)

iPayment, Inc.:
iPayment, Inc. acquisition adjustments (Note 1)				(2,747)		9,713	6,966
Issuance of common stock to employees for services rendered			4,200	4			4
Issuance of common stock to third parties for services rendered			5,000	25			25
Issuance of common stock for cash			2,700,000	1,003			1,003
Shares cancelled			(1,050)				—
Issuance of common stock upon exercise of options			20,000	20			20
Net loss						(8,419)	(8,419)

Balance — December 31, 2000	—	$—	2,777,130	$1,152	$—	$(8,419)	$(7,267)

Issuance of common stock to employees for services rendered			2,203,000	22			22
Issuance of common stock upon exercise of options			3,606,500	36			36
Issuance of preferred stock for cash	1,369,165	2,750
Conversion of common stock to preferred stock	1,208,035	1,530	(1,208,035)	(1,530)			(1,530)
Accretion of mandatorily redeemable preferred stock (Note 11)		874				(874)	(874)
Conversion of debt to common stock			1,486,595	1,950			1,950
Issuance of common stock in acquisition			678,000	678			678
Issuance of common stock upon exercise of warrants			140,000	1			1
Fair value of debt warrants issued in connection with debt financing (Note 8)				883			883
Net loss						(4,890)	(4,890)

Balance — December 31, 2001	2,577,200	$5,154	9,683,190	$3,192	$—	$(14,183)	$(10,991)

Accretion of mandatorily redeemable preferred stock (Note 11)		1,516				(1,516)	(1,516)
Issuance of common stock to employee for services rendered				60	(25)		35
Fair value of debt warrants issued in connection with debt financing (Note 8)				7,629			7,629
Issuance of common stock in acquisitions			4,875,000	17,355			17,355
Net loss						(493)	(493)

Balance — December 31, 2002	2,577,200	$6,670	14,558,190	$28,236	$(25)	$(16,192)	$12,019

The accompanying notes are an integral part of these financial statements.

iPAYMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor Company	iPayment, Inc.

	Period from	Period from
	January 1, 2000	July 20, 2000
	through	through	Year Ended	Year Ended
	July 19,	December 31,	December 31,	December 31,
	2000	2000	2001	2002

	(in thousands)
Cash flows from operating activities:
Net loss	$(2,132)	$(8,419)	$(4,890)	$(493)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	477	2,351	4,299	5,319
Amortization of purchased ISO residuals	—	—	—	134
Impairment of contract costs	—	2,070	—	—
Impairment of property and equipment	—	842	—	—
Impairment of capitalized software	—	375	—	—
Loss on sale of equipment	20	91	20	—
Accrual for merchant losses	—	26	2,963	3,801
Provision for allowance for doubtful accounts	—	82	95	—
Income taxes	—	—	(112)	10
Amortization of debt warrants discount	—	—	338	1,948
Issuance of common stock to employees for services rendered	3	4	22	35
Amortization of debt issuance costs	—	—	122	134
ECP debt amortization	(498)	—	—	—
Changes in assets and liabilities:
Accounts receivable	534	(480)	(1,262)	(2,444)
Prepaid expenses and other current assets	(32)	66	(438)	1,045
Other assets	58	(18)	(1,061)	(7,502)
Accounts payable and accrued liabilities	890	1,994	(1,956)	(11,169)
Other liabilities	(311)	—	(307)	206

Net cash used in operating activities	(991)	(1,016)	(2,167)	(8,976)

Cash flows from investing activities:
Change in restricted cash	(198)	(5)	(405)	(828)
Expenditures for property and equipment	(397)	(8)	(386)	(401)
Expenditures for acquisitions of intangible assets	—	(400)	(9,148)	(994)
Acquisitions of businesses, net of cash received	—	—	(11,194)	(7,784)

Net cash used in investing activities	(595)	(413)	(21,133)	(10,007)

Cash flows from financing activities:
Principal payments under capital lease obligations	(70)	(57)	(237)	(194)
Distribution to shareholder	(496)	—	—	—
Proceeds from issuances of long-term debt	2,222	1,400	25,599	30,978
Repayments of long-term debt	(163)	(462)	(5,127)	(10,260)
Proceeds from issuance of preferred stock	—	—	2,750	—
Proceeds from issuance of common stock	173	1,023	37	—

Net cash provided by financing activities	1,666	1,904	23,022	20,524

Net increase (decrease) in cash and cash equivalents	80	475	(278)	1,541
Cash and cash equivalents, beginning of period	13	93	568	290

Cash and cash equivalents, end of period	$93	$568	$290	$1,831

The accompanying notes are an integral part of these financial statements.

iPAYMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Predecessor Company	iPayment, Inc.

	Period from	Period from
	January 1, 2000	July 20, 2000
	through	through	Year Ended	Year Ended
	July 19,	December 31,	December 31,	December 31,
	2000	2000	2001	2002

	(in thousands)
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$3	$6	$68	$7
Cash paid during the period for interest	$97	$193	$2,368	$2,975
Supplemental disclosure of noncash investing and financing activities:
Conversion of debt to equity	$—	$—	$1,950	$—
Additions of equipment leases	$10	$20	$—	$—
Exchange of common stock to mandatorily redeemable preferred stock	$—	$—	$1,530	$—
Accretion of mandatorily redeemable convertible preferred stock	$—	$—	$874	$1,516
Acquisition of businesses funded with:
Debt	$—	$—	$2,954	$22,099
Common stock	$—	$—	$678	$17,355
Non-cash increase in assets and liabilities from acquisitions:
Restricted cash	$—	$—	$—	$1,555
Accounts receivable	$—	$—	$—	$2,323
Other assets	$—	$—	$—	$1,972
Plant and equipment	$—	$—	$275	$776
Intangible assets	$—	$—	$9,957	$14,990
Goodwill	$—	$—	$4,594	$48,249
Accounts payable, accrued liabilities and merchant loss reserve	$—	$—	$—	$11,259
Short and long term debt	$—	$—	$—	$10,428
Non-cash effect of Caymas Acquisition:
Increase in intangible assets	$—	$3,550	$—	$—
Increase in long term and short-term debt	$—	$3,083	$—	$—

The accompanying notes are an integral part of these financial statements.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business and Basis of Presentation

     Organization and Business

      iPayment, Inc. (subsequently referred to as “iPayment” or the “Company”) was originally incorporated as iPayment Holdings, Inc. in Tennessee and was reincorporated in Delaware under the name iPayment, Inc., and is a provider of card-based payment processing services to small business merchants located across the United States. The Company enables merchants to accept credit and debit cards as payment for their products and services by providing card authorization, data capture, settlement, risk management, fraud detection and chargeback services. The Company’s services also include data organization and retrieval, ongoing merchant assistance and resolution support in connection with disputes with cardholders. The Company markets and sells its services primarily through independent sales groups.

     Basis of Presentation

      iPayment was formed by management of iPayment Technologies, Inc. (“Technologies”), the predecessor company of iPayment, in February 2001. On April 12, 2001, iPayment acquired 94.6 percent of the common stock of Technologies in a transaction (accounted for as identical ownership) whereby holders of 94.6 percent of the common stock of Technologies exchanged their shares on a one-for-one basis for shares in the Company. iPayment offered the owners of the remaining 5.4 percent in Technologies (the “minority stockholders”) the right to exchange their shares in Technologies for shares in iPayment on a one-for-one basis. This transaction for minority stockholders to exchange shares was consummated on July 8, 2002.

      The basis of presentation in the financial statements of the Company begins July 20, 2000, where a change in control (the “Caymas Acquisition”) gave Caymas, LLC majority ownership of Technologies. As a result of the Caymas Acquisition, Caymas, LLC’s ownership percentage increased from five percent to approximately 60 percent. Subsequently, Caymas, LLC’s ownership increased to approximately 83 percent effective October 11, 2000 through a share issuance that diluted the ownership of the minority shareholders. Caymas, LLC’s consolidated basis reflects its cumulative investments in Technologies, as well as the allocation of 100 percent of Technologies’ losses since July 20, 2000. One hundred percent of the losses were allocated to Caymas LLC, as Technologies’ net assets were, as of July 20, 2000 and through July 8, 2002, a deficit.

      On July 20, 2000, Caymas, LLC allocated its investment to the fair value of assets and liabilities of Technologies, and ascribed the excess basis to goodwill, as more fully described in Note 4. Goodwill recorded in connection with the Caymas Acquisition was $6,966,000, which was being amortized over a 20-year life. Amortization of goodwill ceased as of December 31, 2001.

      Financial statements presented for periods prior to the Caymas Acquisition are for Technologies and represent the predecessor company. Periods presented for the predecessor company are for the period from January 1, 2000 through July 19, 2000 (“stub 2000”). Successor company consolidated financial statements are presented for the period from inception (July 20, 2000) through December 31, 2000 (“2000”), and the years ended December 31, 2001 (“2001”) and December 31, 2002 (“2002”). The predecessor company’s statements of operations and cash flows are presented on a different cost basis than the successor company’s consolidated financial statements, which incorporate purchase accounting resulting from the Caymas Acquisition on July 20, 2000. As a result, the stub 2000 statements of operations and cash flows are not comparable to those of subsequent periods.

2.     Funding

      As of December 31, 2002, the Company had a net working capital deficit of approximately $14,181,000 (current liabilities in excess of current assets). As discussed in Note 8, the Company obtained various debt

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equity financings during 2000, 2001 and 2002. In 2002, the Company was granted extensions of the maturity of $20,400,000 in notes to May 2004. Management believes that funds from future operations and financings completed in November 2002 will be sufficient to settle the Company’s current obligations. Should additional funding be required to meet the Company’s current obligations, management believes such funding would be available. During 2002, the Company raised $30,700,000 in the form of notes with warrants to finance the acquisitions of OnLine Data Corporation, First Merchants Bancard Services, Inc., CardSync Processing, Inc., as well as to provide working capital (Note 8).

3.     Summary of Significant Accounting Policies

     Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries iPayment Technologies, iPayment CA, 1st National Processing, E-Commerce Exchange, First Merchants Bancard Services, OnLine Data Corporation and CardSync Processing, Inc. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors and officers are disclosed as related party transactions (Note 16).

     Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue and Cost Recognition

      All of the Company’s revenues are generated from fees charged to merchants for card-based payment processing services. The Company typically charges the merchants a bundled rate, principally based upon the merchant’s monthly charge volume and risk profile. Discount fees, which are a percentage of the dollar amount of each credit or debit transaction, represent approximately 75% of the Company’s revenues. The Company charges all merchants higher discount rates for card-not-present transactions than for card-present transactions in order to compensate for the higher risk of underwriting such transactions. The balance of the Company’s revenues are derived from a variety of fixed transaction or service fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous services, such as handling chargebacks. Discount and other fees related to payment transactions are recognized at the time the merchants’ transactions are processed. Revenues derived from service fees are recognized at the time the service is performed.

      Revenues are reported gross of amounts paid to association banks as well as interchange and assessments paid by the Company to credit card associations pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Related interchange and assessment costs and bank processing fees are also recognized at that time. These amounted to $5,949,000, $3,783,000, $21,967,000 and $65,133,246 in stub 2000, 2000, 2001 and 2002, respectively, and are included in cost of operations in the accompanying consolidated statements of operations.

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers. The most significant components of cost of service include interchange and assessment costs, which are set by the credit card associations. Interchange is passed on to the entity issuing the credit card used in the transaction and assessments are retained by the

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit card associations. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

     Net Income and Loss per Share

      The Company reports net income or loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share” (“EPS”). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Net income or loss available to common stockholders represents reported net income or loss less accretion of mandatorily redeemable convertible preferred stock.

      Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Dilutive EPS includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock and convertible debt using the if-converted method. During a loss period, the assumed exercise of in-the-money stock options and warrants has an anti-dilutive effect, and therefore are excluded from the computation of dilutive EPS. Stock options and warrants of 37,653, 66,305, 2,719,345 and 6,418,505 were excluded from the computation of dilutive EPS for stub 2000, 2000, 2001 and 2002, respectively, as they would have been anti-dilutive. In 2001 and 2002, mandatorily redeemable preferred stock that is convertible into 2,577,200 shares of common stock was excluded from the computation of dilutive EPS, as it would have been anti-dilutive. In 2002, debt initially convertible into 1,400,000 shares of common stock as well as other debt convertible into 153,571 shares of common stock were excluded from the computation of diluted EPS, as it would have been anti-dilutive.

     Cash and Cash Equivalents and Statements of Cash Flows

      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash, and securities with original maturities of three months or less.

      The Company’s cash accounts at various banks are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash and cash equivalents in excess of insurance totaled $1,499,000 at December 31, 2002.

     Restricted Cash

      Restricted cash represents funds held-on-deposit with processing banks pursuant to agreements to cover potential merchant losses, and funds held by lending institutions pursuant to loan agreements to provide additional collateral.

     Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks from revenues earned, net of related interchange and bank processing fees, as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts,” on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within 15 days following the end of each month.

     Property and Equipment, net

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over two to five years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. Depreciation expenses for property and equipment for stub 2000, 2000, 2001 and 2002

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was $439,000, $512,000, $272,000 and $540,000, respectively. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

     Intangible Assets, net

      Intangible assets include merchant accounts from portfolio acquisitions (i.e. the right to receive future cash flows related to transactions of these applicable merchants) (Note 6), acquired software, and bank contract costs and other. Bank contract costs represent an inducement to renegotiate a bank contract and an acquisition of ownership rights of certain merchant accounts. These costs were fully amortized as of December 31, 2002. (Note 18.) All costs are amortized using the straight-line method over an estimated life as follows (in years), with no estimated residual values:

Weighted-average
Useful Life

Merchant processing portfolios	4-7
Software	3
Contract costs and other	3-5

      Estimated useful lives are determined by management of the Company for merchant processing portfolios based on the weighted average life of the expected cash flows from the underlying merchant accounts; for software, based on the software’s estimated useful life; for contract costs and other, primarily over the remaining terms of the contracts.

      During stub 2000, 2000, 2001 and 2002, the Company amortized intangible assets of $38,000, $1,668,000, $3,679,000 and $4,779,000, respectively. As of December 31, 2002, estimated amortization expense for each of the five succeeding years is expected as follows:

2003	$6,114,000
2004	5,647,000
2005	5,524,000
2006	5,147,000
2007	4,144,000

      Estimated future amortization expense is based on intangible amounts recorded as of December 31, 2002. Actual amounts will increase if additional amortizable intangible assets are acquired.

     Goodwill, net

      Goodwill recognized from acquisitions initiated prior to July 1, 2001 was $6,621,000, net of accumulated amortization of $345,000 and was assigned to Technologies. It was being amortized on a straight-line basis over 20 years. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, at which time management ceased the amortization of goodwill. Goodwill recognized from acquisitions initiated after June 30, 2001 is assigned to the individual business acquired (Note 6) and is not amortized, but instead subjected to periodic testing for impairment. Amortization of goodwill was $0 in stub 2000, $171,000 in 2000, and $348,000 in 2001.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following pro forma disclosure reflects the operating results of the Company assuming that goodwill was not subjected to amortization in periods prior to adoption (in thousands, except for per share amounts):

			Year Ended
	Stub		December 31,
	2000	2000	2001

Reported net loss	$(2,132)	$(8,419)	$(4,890)
Goodwill amortization	—	171	348

Pro forma net loss	(2,132)	(8,248)	(4,542)

Less: accretion from mandatorily redeemable preferred stock	—	—	(874)

Adjusted net loss available for common stockholders	$(2,132)	$(8,248)	$(5,416)

Basic and diluted loss per common share:
Reported net loss	$(43.60)	$(5.84)	$(0.65)
Add back: goodwill amortization	—	0.11	0.04

Pro forma net loss per share	$(43.60)	$(5.73)	$(0.61)

Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate, represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved. Based on its review, the Company does not believe that any impairment of its goodwill, intangibles or other long-lived assets has occurred.

      As discussed below under New Accounting Pronouncements, SFAS No. 142, which is effective January 1, 2002, requires that goodwill and certain intangible assets deemed to have an indefinite useful life be reviewed at least annually for impairment. Pursuant to SFAS No. 142, impairment for goodwill and certain intangible assets deemed to have an indefinite useful life exists if the carrying value of the intangible asset exceeds its fair value. Based on its review, the Company does not believe that at adoption (January 1, 2002), or as of December 31, 2002, any impairment of goodwill or certain intangible assets has occurred.

Other Assets

      Other assets at December 31, 2002 include approximately $1,110,000 of notes receivable (an additional $750,000 is included in prepaid expenses and other current assets), representing amounts advanced to sales agents. The notes bear interest at amounts ranging from six percent to 12 percent, and are generally payable back to the Company beginning in 2002 through 2004. There were no notes receivable from agents at December 31, 2000 or December 31, 2001.

      Also included in other assets are sales-type leases held for investment, which are stated at the present value of the future minimum lease payments and estimated residual values discounted at the rate implicit in the lease, net of allowances for losses. Sales-type leases held for investments included in other assets were approximately $2,156,000 at December 31, 2002. There were no sales-type leases as of December 31, 2000 or 2001.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Capitalized costs of $3,482,000 are included in other assets, and include direct costs incurred in connection with the Company’s anticipated initial public offering.

Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer through the merchant’s acquiring bank and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors. At December 31, 2002, the Company’s reserve for losses on merchant accounts totaled $4,411,000, of which $2,567,000 related to reserves from one merchant. This loss resulted from one merchant’s substantial non-compliance with the Visa and MasterCard association rules. The Company was obligated to pay the resulting chargebacks and losses that the merchant was unable to fund. The total losses approximated $6 million.

      The Company maintains a reserve for merchant losses necessary to absorb chargeback and other losses for merchant transactions that have been previously processed and which have been recorded as revenue. The Company analyzes the adequacy of its reserve for merchant losses each reporting period. The reserve for merchant losses is comprised of three components: (1) specifically identifiable reserves for merchant transactions for which losses are probable and estimable, (2) a general reserve, based upon historical loss experience applied to the previously processed transactions, and (3) general macroeconomic and other factors.

      The reserve for losses on merchant accounts is decreased by merchant losses (arising primarily from chargebacks) and is increased by provisions for merchant losses and recoveries of merchant losses. Provisions for merchant losses of $0, $29,000, $2,963,000 and $3,801,000 for stub 2000, 2000, 2001 and 2002, respectively, is included in cost of operations in the accompanying consolidated statements of operations.

Financial Instruments

      Management believes the carrying amounts of financial instruments at December 31, 2002, including cash, restricted cash, accounts receivable, sales-type leases held for investment, accounts payable, and notes payable approximate fair value. Due to the short maturities of the cash and cash equivalents, and accounts receivables, carrying amounts approximate the respective fair values. Generally, notes payable are variable or fixed-rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

Stock Compensation

      The Company has elected under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to continue to use the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and complies with the disclosure provisions of SFAS No. 123. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the underlying Company stock and the amount an employee must pay to acquire the stock. The Company accounts for stock and options issued to non-employees at fair value in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes.

Comprehensive Income

      The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There are no adjustments to net loss to arrive at comprehensive income (loss).

New Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142. SFAS No. 141 addresses financial accounting and reporting for business combinations and is effective for all business combinations completed after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for using the purchase method. The Company adopted SFAS No. 141 during the third quarter of 2001, and the acquisitions of 1st National Processing, as well as the merchant-processing portfolio of First Bank of Beverly Hills, which are discussed in Note 6, have been accounted for under this standard. The adoption of SFAS No. 141 did not have a material impact on the consolidated balance sheets or results of operations.

      SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. With the January 1, 2002 adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, rather goodwill is subject to at least an annual assessment for impairment. SFAS No. 142 became effective for the Company on January 1, 2002, with a provision that states goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 should not be amortized. Accordingly, the goodwill generated through the acquisitions of 1st National Processing and the merchant-processing portfolio of First Bank of Beverly Hills, which are discussed in Note 6, were not amortized in 2001. Management of the Company has assessed the impact of the adoption of SFAS No. 142 on its financial statements, and the impact of not amortizing goodwill for the acquisitions described above from the dates of such acquisitions from July 1, 2001 to December 31, 2001 would have been an increase in amortization expense of approximately $93,000. As part of adopting the provisions of SFAS No. 142, a transitional impairment test was applied to all goodwill during 2002. No impairment loss was required to be recorded as a result of this test.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets. SFAS No. 144 became effective January 1, 2002 for the Company. The adoption of SFAS No. 144 did not impact the Company’s results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections.” SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002, however, as earlier adoption is encouraged, management

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reclassified $540,000 of debt extinguishment gains from extraordinary items to other income, in the accompanying, consolidated statements of operations, during the year ended December 31, 2001.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company will adopt the provisions of this statement effective January 1, 2003, which are not expected to impact the Company.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the time of the related guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued as modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation is not expected to have a material affect on our financial position or results of operations.

      In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment to FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, FASB Statement No. 123 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. Management has adopted this standard effective January 1, 2003, and the adoption of this standard is not expected to have a material impact on the Company’s consolidated results of operations or financial position, since the Company continues to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

4.     Caymas Acquisition

      On July 20, 2000, iPayment Technologies entered into an agreement to purchase certain assets from Electronic Authorization Systems, Inc. (“EAS”) and ITSV, Inc. (former affiliated companies, controlled by the former majority stockholder of iPayment Technologies) primarily in exchange for the assumption of debt of the former majority stockholder and affiliates, $400,000 in cash, a note (see below) and issuance of 5,000 shares of common stock of iPayment Technologies. Prior to the acquisition of assets from EAS, iPayment Technologies had significant business operations. The EAS assets, however, were an integral part of these operations. The purpose of the acquisition of EAS assets was to transfer ownership of assets owned by former affiliates of iPayment Technologies and to separate iPayment Technologies from the former affiliated companies. Additionally, on July 20, 2000, an investor in iPayment Technologies, Caymas, LLC, purchased a majority of the stock in iPayment Technologies from the former majority stockholder for cash of $100,000 and became the new majority stockholder of iPayment Technologies.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total consideration was allocated to the fair value of assets and liabilities acquired of Caymas LLC as follows. For accounting purposes, Caymas, LLC’s cost basis has been pushed down to the financial statements of iPayment, Inc.:

Cash and restricted cash	$370,000
Accounts receivable	347,000
Intangible and other assets	4,103,000
Goodwill	6,966,000
Accounts payable and accrued liabilities and merchant loss reserve	(6,106,000)
Current and long-term debt	(5,580,000)

$100,000

      The approximate effect of the acquisition of certain assets and assumption of liabilities from the former majority stockholder of iPayment Technologies’ financial statements as of July 19, 2000 was as follows:

Assets:
Cash	$(400,000)
Accounts receivable, net	8,000
Intangible and other assets	3,550,000	(A)

Total	$3,158,000

Liabilities:
Accounts payable and accrued liabilities	$(50,000)
Current portion of long-term debt	(1,083,000	)(B)
Long term debt, net of current portion	(2,000,000	)(B)

Total	$(3,133,000)

Equity:
Additional paid-in capital	$(25,000	)(C)

Total	$(25,000)

(A)	Assets acquired from the former majority stockholder included EAS internally developed software, a database of proprietary credit card information, customer accounts, a non-compete agreement, ATM/ SWIPE technology and Internet domain names. Values of these assets were determined by an external appraisal firm and approved by management of the Company, as follows:

EAS internally developed software	$2,250,000
Database of proprietary credit card information	800,000
Customer accounts and Internet domain names	315,000
Non-compete agreements	160,000
ATM/Swipe technology	25,000

$3,550,000

(B)	Includes the assumption of debt with an unpaid principal balance of approximately $1,128,000, bearing interest at 10 percent due December 2003, as well as a note payable to the former majority stockholder of $1,955,000, payable at $60,000 (including interest) per month for 36 months, subject to certain conditions and rights of offset (see below).

(C)	Represents 5,000 shares of common stock issued to an affiliate of the former majority stockholder.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under terms of the Caymas Acquisition, the former majority stockholder of iPayment Technologies entered into an agreement to limit competition with the Company along with various other restrictions. Additionally, under terms of this agreement, should the Company determine that any of its assets purchased in the Caymas Acquisition are impeded (as defined in the agreement), there are any prior period (pre-closing) tax liabilities from related party transactions, or that non-disclosed liabilities are subsequently identified, the Company has the right, subject to certain conditions, to offset these costs or liabilities against the note payable to ITSV, Inc. The Company also has a security interest in all of ITSV, Inc.’s assets, including the 5,000 shares of common stock of iPayment Technologies issued to an affiliate of the former majority stockholder and his affiliated entities. On April 24, 2002, the Company entered into a settlement agreement with the former majority stockholder as more fully described in Note 13.

5.     Restructuring

      On December 12, 2000, the Company’s Board of Directors approved a plan to restructure the Company and move its operations. The plan resulted in a reduction in overhead costs and resulted in the elimination of 40 employee positions in the merchant operations group, of which zero, 28 and 12 were terminated in 2000, 2001 and 2002, respectively. Restructuring costs recorded in 2000 were approximately $1.6 million, which included severance and future lease costs of approximately $743,000 and impairment charges related to fixed assets and leasehold improvements of approximately $842,000. In 2000, these charges have been reflected as restructuring costs in the accompanying consolidated statements of operations. The components of the restructuring costs, the activity during 2000, 2001 and 2002 are as follows:

	Original	Utilized in	Utilized in	Utilized in	Balance at
	Charge	2000	2001	2002	12/31/2002

Severance and transition costs	$268,000	$—	$(214,000)	$(54,000)	$—
Duplicate rent expense	453,000	—	(288,000)	(165,000)	—
Other expenses	22,000	—	(22,000)	—	—

	$743,000	$—	$(524,000)	$(219,000)	$—

6.     Acquisitions

      The effective date of each of the acquisitions discussed in this Note 6 are the dates the acquisitions were recognized in the financial statements of the Company, unless otherwise noted.

ECP Merchant Processing Portfolio

      On January 12, 2001, the Company entered into an agreement to purchase a merchant processing portfolio originally sold by iPayment Technologies to ECP (Note 12) and separately to extinguish a note payable to McCormick (Note 8). The agreement was amended in March 2001 to reduce the purchase price to reflect the fair market value of the portfolio. The extinguishment of the note payable to McCormick and the acquisition of the portfolio were part of the same agreement as McCormick was the majority shareholder of ECP. The cost of the portfolio acquisition and note extinguishment totaled $1,575,000. The Company recorded the transaction on that date as a full extinguishment of the note and related accrued interest ($826,000); the remainder of the payment, which amounted to $749,000, was allocated to the merchant processing portfolio (recorded as an intangible asset in the accompanying consolidated balance sheet and taking into account the March 2001 purchase price reduction), which represented the fair market value of the portfolio as of the acquisition date.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E-Commerce Exchange Merchant Processing Portfolio

      On February 16, 2001, the Company entered into an agreement to purchase a merchant processing portfolio of E-Commerce Exchange, Inc. (“ECX”) and to extinguish trade payables owing to ECX under an agreement between ECX and the Company. Under terms of the agreement, the purchase price was increased by $4,500 per day subsequent to February 28, 2001 until the agreement was consummated. On April 12, 2001, the Company paid ECX $3,102,000 under the agreement, including adjustments for payment subsequent to February 28, 2001. The Company acquired ECX to expand its base of processing merchants and to access additional sales channels. In 2001, the Company recorded the transaction on that date as a full extinguishment of the trade payable of $1,696,000 and the purchase of the rights, title and interest of a merchant processing portfolio (recorded as an intangible asset in the accompanying consolidated balance sheet), which represents the fair market value of the portfolio as of the acquisition date. In connection with the aforementioned agreement, ECX dismissed a lawsuit filed against the Company, relating to amounts due ECX by the Company under the prior agreement. On March 19, 2002, the Company acquired ECX, as discussed below.

ACCP Merchant Processing Portfolio

      On May 24, 2001, the Company entered into an agreement to purchase the right, title and interest in the merchant processing portfolio of American Credit Card Processing Corp (“ACCP”) for $5,500,000 in cash. The purchase was recorded on that date on the accompanying consolidated balance sheet as intangible assets and is being amortized over its estimated useful life, currently estimated at four years.

iPI

      On July 1, 2001, the Company entered into an agreement to purchase 100 percent of the rights, titles and interests in the merchant processing division of First Bank of Beverly Hills, F.S.B. (“iPI”), along with certain assets, for $5,800,000 in cash, plus $156,000 in direct acquisition costs and an additional $400,000 payable in three installments, so long as the merchant processing was within 5% of its then processing levels. We paid the first installment. As a result, the first installment has been considered part of the purchase price. The other two installments which have not been made, have not been recorded as purchase price. As a result of the acquisition, the Company expects to increase its merchant portfolio revenue base. The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business because the Company acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures. The total consideration was allocated to the fair value of assets acquired. There were no liabilities assumed in the acquisition of iPI. The operating results of iPI from July 1, 2001 are consolidated with those of the Company in the accompanying consolidated statements of operations. The Company recorded, at fair market value, certain assets and intangibles, along with goodwill, as follows:

Intangible assets	$5,625,000
Fixed assets	175,000
Goodwill	289,000

$6,089,000

      Intangible assets consist of purchased portfolio of $5,600,000 and a non-compete agreement of $25,000, and are being amortized over seven and five years, respectively.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FNP

      On August 9, 2001, the Company entered into an agreement to purchase the rights, titles and interests in substantially all of the assets of 1st National Processing, Inc. (“FNP”), a card payment processing company, for approximately $8,737,000, as follows: $5,105,000 in cash (including direct acquisition costs of $305,000), a note for $2,954,000 (non-interest bearing with a stated maturity of August 31, 2003 with interest imputed at 12 percent) and 678,000 shares of Company common stock (fair market value of shares were estimated by the Company’s Board of Directors at $1.00 per share as of the acquisition closing date). There were no liabilities assumed in the acquisition of FNP. As a result of the acquisition, the Company increased its merchant portfolio revenue base. The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business because the Company acquired physical facilities, an employee base, access to an agent network, an existing merchant base and operating policies and procedures. The operating results of FNP from August 9, 2001 are consolidated with those of the Company in the accompanying consolidated statements of operations. Total consideration was allocated to the fair value of assets acquired as follows:

Intangible assets	$4,332,000
Goodwill	4,305,000
Fixed assets	100,000

$8,737,000

      Intangible assets consist of purchased portfolios of $4,232,000, and other intangibles with finite lives of $100,000, and are being amortized over seven and three years, respectively.

E-Commerce Exchange

      On March 19, 2002, the Company entered into an Agreement and Plan of Merger (the “ECX Agreement”) with ECX, a card-payment processor, whereby ECX merged with a wholly owned subsidiary of the Company. ECX is a provider of an end-to-end solution which enables merchants to accept credit card payments via the Internet in less than 10 days of submitting an application. ECX also holds a portfolio of leases of secure payment processing solutions (virtual Internet store). As a result of the acquisition, iPayment expects to increase its revenue base for merchant credit card transactions and also provide iPayment with a fully operational leasing business which was based on arms-length negotiations between the Company and the seller of ECX. It also expects to reduce certain costs through economies of scale. Under the terms of the ECX Agreement, the Company issued a series of convertible notes (the “ECX Notes”) to the prior Series A Preferred Stockholders of ECX (“ECX Preferred Stockholders”) in the aggregate amount of $15,000,000 in exchange for all of the outstanding common shares of ECX. Subject to certain restrictions, such ECX Notes are initially convertible into 1,400,000 shares of the Company’s common stock, and the notes bear interest at 4.5 percent and are due March 2008. One-half of the interest is capitalized to the principal amount of the note, which increases (on a pro rata basis) the number of common shares of Company stock the notes are convertible into. The acquisition was recorded under the purchase method. The operating results of ECX from

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 20, 2002 are included in the consolidated statements of operations of the Company. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$1,830,000
Accounts receivable	120,000
Prepaid expenses and other	1,302,000
Fixed assets	468,000
Intangible assets	80,000
Goodwill	15,491,000
Merchant loss reserve	(125,000)
Accounts payable and accrued liabilities	(4,166,000)

$15,000,000

      Intangible assets consist of merchant portfolios of $80,000 and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Included in accounts payable and accrued liabilities is approximately $100,000 due to an investment banker hired to market ECX. The original amount due to the investment banker was $1,500,000; however, iPayment entered into an agreement with the holders of the ECX notes such that the holders would indemnify iPayment from any cost or expenses in excess of $100,000 related to the engagement letter with the investment banker. As a result, $100,000 has been allocated to other liabilities in the purchase accounting. Additionally, $1.8 million has been allocated to other liabilities representing an accrual for litigation matters (Note 13).

OnLine Data Corporation

      On August 22, 2002, the Company entered into an Agreement and Plan of Merger (the “OnLine Agreement”) with OnLine Data Corporation (“OnLine”), whereby OnLine merged with a wholly owned subsidiary of the Company. OnLine is an integrated provider of credit card transaction processing services. As a result of the acquisition, iPayment expects to increase its revenue base for merchant credit card transactions. It also expects to reduce certain costs through economies of scale. Under the terms of the OnLine Agreement, the Company purchased OnLine for $2,000,000 cash, a note for $5,000,000 (the “OnLine Note”) and 1,825,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors), as well as a deferred cash payment of $2,099,000 due fifteen days prior to the six-month anniversary of the effective date of the OnLine Agreement (February 7, 2003). The OnLine Note is due and payable in five years, unless certain changes of control occur, with interest payable quarterly at a rate of six percent annually. The acquisition was recorded under the purchase method. The operating results of

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OnLine from August 22, 2002 are included in the consolidated statements of operations of the Company. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash	$171,000
Accounts receivable	809,000
Prepaid expenses and other	401,000
Fixed assets	165,000
Intangible assets	4,800,000
Goodwill	12,855,000
Merchant loss reserve	(423,000)
Accounts payable and accrued liabilities	(1,781,000)
Debt (Blueline) and other	(1,401,000)

$15,596,000

      Intangible assets consist of merchant portfolios of $4,800,000 and is being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. On August 8, 2002 OnLine Data entered into a Promissory Note with BlueLine Data Corporation (“BlueLine”), replacing a series of notes between the parties totaling $1,316,000. The notes were due to BlueLine by OnLine prior to the acquisition of OnLine by the Company, however these notes were amended. Under terms of the amended notes, interest is payable monthly at an annual rate of 12 percent, and are due at the earlier of an Initial Public Offering, a change of control in the Company (as defined in the Notes), or August 31, 2007. Certain shareholders of OnLine were also shareholders of BlueLine.

First Merchants Bancard Services, Inc.

      On August 28, 2002, the Company entered into an Agreement and Plan of Merger (the “FMBS Agreement”) with First Merchants Bancard Services, Inc. (“FMBS”), whereby FMBS merged into a wholly owned subsidiary of the Company. FMBS is an integrated provider of credit card transaction processing services. As a result of the acquisition, iPayment expects to increase its revenue base for merchant credit card transactions. It also expects to reduce certain costs through economies of scale. Under the terms of the Agreement, the Company purchased FMBS for $3,400,000 cash and 1,600,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors). The Company acquired all assets and liabilities of FMBS. The acquisition was accounted for as a purchase. The operating results of FMBS from August 28, 2002 are included in the consolidated statements of operations of the Company. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$478,000
Accounts receivable	849,000
Prepaid expenses and other	167,000
Fixed assets	103,000
Intangible assets	5,410,000
Goodwill	6,609,000
Merchant loss reserve	(64,000)
Accounts payable, accrued liabilities and merchant loss reserve	(1,886,000)
Debt (Schneider and other)	(2,570,000)

$9,096,000

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets consist of merchant portfolios of $5,410,000 and is being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Debt assumed in the acquisition includes an amended and restated note payable to Michael Schneider for $1,900,000 (which also contained a one-time $250,000 loan fee which is due upon the repayment of the note). Under terms of the amended note, interest is payable monthly at an annual rate of 12.5 percent. The note was subsequently amended to extend the maturity date from December 30, 2002 to April 1, 2004, and further Mr. Schneider was granted the option to convert the note into 153,571 shares of common stock of the Company (at which time the $250,000 loan fee would be waived) anytime prior to the repayment of the Note or April 1, 2004.

CardSync Processing, Inc.

      On September 5, 2002, the Company entered into an Agreement and Plan of Merger (the “CardSync Agreement”) with CardSync Processing, Inc. (“CardSync”), whereby CardSync merged with a wholly owned subsidiary of the Company. CardSync is an integrated provider of credit card transaction processing services. As a result of the acquisition, iPayment expects to increase its revenue base for merchant credit card transactions. It also expects to reduce certain costs through economies of scale. Under the terms of the CardSync Agreement, the Company purchased CardSync for $1,115,000 cash and 1,450,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors). The Company acquired all of the assets and liabilities of CardSync. The acquisition was accounted for as a purchase. The operating results of CardSync from September 5, 2002 are included in the consolidated statements of operations of the Company. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$1,315,000
Accounts receivable	545,000
Prepaid expenses and other	29,000
Fixed assets	32,000
Intangible assets	3,000,000
Goodwill	12,007,000
Merchant loss reserve	(933,000)
Accounts payable and accrued liabilities	(3,083,000)
Debt (Nova and other)	(6,635,000)

$6,277,000

      Intangible assets consist of merchant portfolios of $3,000,000 and is being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Debt assumed in the acquisition is pursuant to a settlement of litigation between CardSync and NOVA Corporation (“NOVA”) under which CardSync was required to pay NOVA $8,000,000, of which, $2,000,000 was due at the closing of the acquisition of CardSync by the Company, and was allocated as an accounts payable in purchase accounting. The remaining $6,000,000 is classified as debt in purchase accounting, and is payable as follows: $2,000,000 in December 2002, and the remaining $4,000,000 in equal quarterly installments in March, June, September and December 2003, with no stated interest rate.

     QCBI

      The Company entered into an agreement, effective October 22, 2002, to acquire the rights, title and interests in certain assets of Quad City Bancard, Inc. (“QCBI”), including a merchant processing portfolio and portability rights on its CardSync and OnLine Data merchant processing portfolios. QCBI is currently the Company’s sponsor bank for CardSync and OnLine Data. The Company also acquired certain fixed assets,

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumed a lease (at a market lease rate of $800 per month) and hired two sales employees from a subsidiary of QCBI, known as AMS. This aspect of the acquisition was deemed to constitute a business, and was recorded under the purchase method. This aspect of the acquisition will increase the Company’s merchant accounts and related revenues. Total purchase price, including the merchant processing portfolio, portability rights and the AMS business was $3,508,000 in cash, allocated as follows:

Intangible assets	$2,480,000
Goodwill from AMS	1,120,000
Merchant loss reserve	(100,000)
Fixed assets	8,000

$3,508,000

Intangible assets consist of portfolios of $1,700,000 and portability rights of $780,000 and are being amortized over seven years.

Other Acquisitions

      Additionally, the Company made various other purchases of certain merchant processing portfolios totaling $1,493,000 during the year ended December 31, 2001 and $993,000 for the year ended December 31, 2002. The portfolios are accounted for as intangible assets in the accompanying consolidated balance sheets and are amortized over their expected useful lives of seven years.

Pro Forma Disclosure for the Above Business Acquisitions

      The following selected unaudited pro forma consolidated results of operations are presented as if the acquisitions of iPI, FNP, ECX, OnLine, FMBS and CardSync had occurred as of the beginning of the year, and the beginning of the year immediately preceding the periods of acquisition, after giving effect to certain adjustments for the depreciation and amortization of fixed assets and intangibles, additional interest expense, and related income tax effects. The pro forma period for 2000 covers the financial results of the Company from inception (July 20, 2000) to December 31, 2000, including the results of iPI and FNP as if they had been acquired on July 20, 2000.

      The pro forma data is for informational purposes only and does not necessarily reflect the results of operations had the companies operated as one during the periods presented. No effect has been given for synergies that may have been realized through the acquisitions. Amounts are in thousands (000’s) except share data.

	Period from
	July 20, 2000 to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Pro forma revenues	$22,134	$123,057	$171,011
Pro forma net loss	(11,937)	(17,247)	(13,965)
Pro forma net loss allocable to common stock- holders	(11,937)	(18,121)	(15,481)
Pro forma Basic and Dilutive EPS:
Loss per share	$(5.63)	$(1.28)	$(1.06)
Pro forma weighted average shares outstanding	2,118,457	14,142,348	14,558,190

      Refer to Note 3 for further discussion of the method of computation of earnings per share.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Equity Funding

      On April 12, 2001, the Company obtained funding consisting of $2,750,000 in equity, less related expenses. The equity issued consisted of 1,369,165 shares of mandatorily redeemable preferred stock, which is convertible into common stock in the event of a change in control or an equity offering in excess of specified levels and includes redemption and other rights (Note 11). Proceeds of the funding were used for general operating purposes, the acquisition of merchant processing portfolios and for payment of debt. As a condition to closing the funding, certain existing debt was converted to common stock and subsequently to mandatorily redeemable preferred stock (Note 8).

8.     Long-Term Debt

First Avenue Partners

      On July 20, 2000, the Company entered into a note with First Avenue Partners for $1,400,000. The original note due date was July 20, 2001, or earlier under certain events. Interest was payable at 13 percent, on the due date of the note. Issued with the note were 3,000 warrants with an exercise price of $1.00 (no value was allocated to the warrants, which was determined by the Company using an option pricing model). On April 12, 2001, in conjunction with funding obtained by the Company, First Avenue Partners converted the note and related warrants into 1,208,035 total shares of Company common stock, which were subsequently exchanged for shares of mandatorily redeemable preferred stock of the Company.

McCormick

      On February 25, 2000, iPayment Technologies issued a note to Michael and Jean McCormick (“McCormick”) for $750,000. The original note due date was January 30, 2001 and interest was payable at 10 percent on the due date. On January 12, 2001 (and as amended on March 2, 2001), the Company entered into an agreement with ECP (Note 6) (an affiliate of McCormick) and McCormick to purchase rights to a merchant income portfolio of ECP, and to repay the McCormick note plus accrued interest. On March 7, 2001, the Company paid $1,575,000, of which $826,000 was paid to McCormick and the remaining $749,000 was paid to ECP to complete the purchase of the merchant portfolio and to fully extinguish its contractual obligations (Note 12).

Stream Family Limited Partnership

      On March 28, 2000, iPayment Technologies entered into a convertible promissory note with the Stream Family Limited Partnership (“Stream”) for $373,000. The note was originally due on September 29, 2000 and interest was payable at 10 percent on the due date of the note. The note was subsequently extended to April 20, 2001 in exchange for 860 warrants with an exercise price of $0.37 (no value was allocated to the warrants, which was determined by the Company using an option pricing model). On April 12, 2001, in conjunction with funding obtained by the Company (Notes 7 and 8), Stream converted the note and related warrants into 278,560 shares of common stock of the Company.

Thomas Black

      On April 30, 2000, iPayment Technologies entered into a note with Thomas Black for $1,100,000. The note was originally due April 20, 2001 and interest was payable at 13 percent on the due date of the note. Issued with the note were warrants to purchase one percent of iPayment Technologies’ common stock with an exercise price of $0.01. On April 12, 2001, in conjunction with funding obtained by the Company, the note to Thomas Black was renegotiated to extend payment until December 31, 2001 at an interest rate of 14 percent and the warrants were renegotiated to include the purchase of 117,800 total shares of common stock of the

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company at an exercise price of $0.01 (no value was allocated to the warrants, which was determined by the Company using an option pricing model). The maturity of this note has been extended to May 30, 2004.

Charles D. Aalfs

      The Company has two secured notes payable to Charles D. Aalfs. The first is subordinated to Humboldt Bank’s security interest in the Technologies merchant portfolio, and is secured by an interest in and an assignment of Technologies’ rights to the merchant portfolio income and merchant account rights. It bears interest at 10 percent per annum with monthly installments of approximately $40,000, including interest, with the unpaid principal balance due in December 2003. The second note is also subordinated to Humboldt Bank’s security interest in the Technologies merchant portfolio and is secured by an interest in and assignment of Technologies’ rights to the merchant portfolio income and merchant account rights. It bears interest at 10 percent per annum with monthly installments of approximately $32,000, including interest, with the unpaid principal balance due in December 2003. The notes totaled approximately $827,000 at December 31, 2002.

Caymas LLC

      On February 28, 2001, the Company entered into a note agreement for $100,000 with Caymas LLC, the then majority owner of the Company. The note agreement specified an interest rate of nine percent and a due date of March 31, 2001. The note was subsequently extended, and fully repaid in 2002.

Bank of America Line of Credit

      On March 1, 2001, the Company obtained a secured line of credit from Bank of America for $3,000,000 in exchange for a note, personally guaranteed by a member of the Board of Directors of the Company. Interest is payable at Prime rate (4.25 percent at December 31, 2002). A security interest was granted for substantially all the assets of the Company. At December 31, 2002, $1,050,000 was outstanding under this line of credit and due March 1, 2004. On November 30, 2002, the Company received an extension of this line of credit until March 1, 2004, provided that the Company maintain a leverage ratio (as defined) of not greater than 1.5, and a net worth (as defined) of no less than $10,000,000.

Harbinger Mezzanine Partners

      In conjunction with equity funding obtained from Harbinger Mezzanine Partners (Note 7), the Company also obtained debt funding on April 12, 2001. Under terms of the agreement, the Company entered into a Note with Harbinger Mezzanine Partners for $4,000,000. The Company issued 811,000 warrants at an exercise price of $0.01 per share (no value was allocated to the warrants, which was determined by the Company using an option pricing model). The note carries an interest rate of 14 percent and is due in five years.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Debt

      The Company entered into note agreements with various investors during 2001 and 2002. Under terms of the agreements, the notes were for a one year period with interest at a rate of 12 percent annually, and had warrants attached to the notes at a rate of 70,000 warrants for each $1 million loaned to the Company at a price of $.01 per share. The notes were issued as follows:

Date	Amount	Warrants

May 2001	$5,000,000	350,000
June 2001	6,000,000	420,000
August 2001	4,000,000	280,000
December 2001	1,500,000	105,000
July, 2002	1,000,000	70,000
August, 2002	11,825,000	827,750
September, 2002	1,100,000	77,000
October, 2002	8,325,000	582,750
November, 2002	7,950,000	556,500
December, 2002	500,000	35,000

Total	$47,200,000	3,304,000

      The Company’s CEO, Greg Daily, was involved in the above fundings to the extent of $1,000,000 on May 25, 2001, $5,000,000 on June 29, 2001 and $1,500,000 on December 1, 2001 and $1,500,000 on August 8, 2002. The notes are due January 2004.

      Warrants with fair value of $883,000 and $7,629,000 were recorded as an increase in stockholders’ equity in connection with the above debt issuances in 2001 and 2002, respectively. Fair values were determined by management using an option-pricing model. The associated unamortized debt discount remaining at December 31, 2001 and 2002 was $545,000 and $6,355,000, respectively, and is classified in the consolidated balance sheet as a reduction to long-term debt.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-term debt consists of the following:

	At	At	At
	December 31,	December 31,	December 31,
	2000	2001	2002

Note payable to First Avenue Partners	$1,400,000	$—	$—
Note payable to Michael McCormick	750,000	—	—
Note payable to Humboldt Bank (Note 18)	3,600,000	—	—
Note payable to Stream Family Partnership	373,000	—	—
Notes payable to other investors	—	17,955,000	40,845,000
Note payable to FNP (Note 6)	—	2,851,000	2,408,000
Note payable to Harbinger	—	4,000,000	4,000,000
Note payable to Thomas Black	1,100,000	1,100,000	1,100,000
Notes payable to Charles D. Aalfs	2,244,000	1,570,000	827,000
Note payable to ITSV, Inc. (Note 4)	1,956,000	1,956,000	—
Notes payable to ECX Preferred Stockholders (Note 6)	—	—	15,000,000
Notes payable to OnLine Data (Note 6)	—	—	5,000,000
Note payable to Blueline (Note 6)	—	—	1,488,000
Note payable to Schneider and other (Note 6)	—	—	2,274,000
Note payable to Nova and other (Note 6)	—	—	4,000,000
Equipment lease agreements, with implicit interest rates ranging from 10.4 percent to 22.8 percent per annum, secured by furniture, fixtures and equipment with various maturities through October 2003	506,000	269,000	78,000
Note payable to Caymas LLC	—	100,000	—
Line of credit, Bank of America	—	2,999,000	1,050,000

	$11,929,000	$32,800,000	$78,070,000
Less: current portion of long term debt	(9,053,000)	(4,274,000)	(7,383,000)

	$2,876,000	$28,526,000	$70,687,000

      The maturities of long-term debt are as follows:

At
December 31,
2002

2003	$7,383,000
2004	45,371,000
2005	—
2006	4,000,000
2007 and thereafter	21,316,000

$78,070,000

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Details of Balance Sheet Accounts

	December 31,	December 31,	December 31,
	2000	2001	2002

Property and Equipment, net:
Office equipment	$186,000	$274,000	$687,000
Furniture and fixtures	113,000	229,000	534,000
Leasehold improvements	—	153,000	217,000
Computer software and equipment	569,000	818,000	1,274,000
Capital leases	492,000	492,000	492,000

	1,360,000	1,966,000	3,204,000
Less — accumulated depreciation and amortization	(756,000)	(993,000)	(1,594,000)

	$604,000	$973,000	$1,610,000

Intangible Assets, net:
Merchant processing portfolios	$—	$18,916,000	$34,236,000
Acquired software	3,210,000	3,210,000	2,593,000
Bank contract costs and other	2,780,000	2,970,000	5,174,000

	5,990,000	25,096,000	42,003,000
Less — accumulated amortization	(1,706,000)	(5,386,000)	(10,245,000)

	$4,284,000	$19,710,000	$31,758,000

Accumulated amortization is comprised of the following:
Merchant processing portfolios	$—	$(1,453,000)	$(4,975,000)
Acquired software	(1,462,000)	(1,411,000)	(1,973,000)
Bank contract costs and other	(244,000)	(2,522,000)	(3,297,000)

	$(1,706,000)	$(5,386,000)	$(10,245,000)

Goodwill, net:
Goodwill, net — beginning balance	$—	$6,795,000	$11,041,000
Goodwill acquired during the period	6,966,000	4,594,000	48,249,000
Less — amortization	(171,000)	(348,000)	—

	$6,795,000	$11,041,000	$59,290,000

10.	Stock Options and Warrants

      During 2001 and 2002, the Company entered into employment agreements with various officers to secure employment. Under terms of the agreements, the Company provided the employees with salary, incentive compensation and stock grants and/or options in return for various periods of employment.

      The Company sponsors a defined contribution plan (the “Plan”) under Section 401(k) of the Internal Revenue Code, covering substantially all of the Company’s employees. Under the Plan, the Company may contribute up to 25 percent of employee contributions. Employer contributions for stub 2000, 2000, 2001 and 2002 were $27,000, $25,000, $45,000 and $52,000, respectively.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the Company’s stock options outstanding at period ends and changes during the periods are presented below:

			Exercisable at Period End

		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, December 31, 1999	2,150	$333.00	—	$—

Granted	12,069	447.85
Forfeited	(7,966)	453.88

Outstanding, July 19, 2000	6,253	400.68	2,500	$393.20

Options assumed at inception (July 20, 2000):	6,253	400.68	2,500	$393.20

Granted	24,800	0.37
Forfeited	(8)	500.00

Outstanding, December 31, 2000	31,045	80.87	27,300	$36.34

Granted	3,707,300	0.13
Cancelled	(169,200)	10.28
Exercised	(2,950,000)	0.01

Outstanding, December 31, 2001	619,145	$1.99	143,600	$3.55

Granted	1,778,272	3.16
Cancelled	(211,712)	4.46
Transferred to warrant	(117,800)	0.01
Exercised	—	—

Outstanding, December 31, 2002	2,067,905	$2.86	432,456	$1.70

      Additional information regarding employee options outstanding is as follows:

Options Outstanding				Options Exercisable

		Weighted –	Weighted –		Weighted –
		Average	Average	Number	Average
Range of Exercise Prices	Shares	Remaining Life	Exercise Price	Exercisable	Exercise Price

At December 31, 2002:
$0.01-$0.40	398,300	97 months	$0.40	398,300	$0.40
$2.00-$3.85	1,668,605	48 months	$3.13	33,156	$2.28
$ 500	1,000	6 months	$500.00	1,000	$500.00

      The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees and related Interpretations,” in accounting for its Stock Plan. Accordingly, no compensation expense has been recognized for grants under the Stock Plan. Had compensation expense for the Company’s Stock Plan been determined

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Company’s consolidated net losses would have been increased to the pro forma amount indicated below:

	Period from	Period from
	January 1,	July 20, 2000
	2000 through	through	Year Ended	Year Ended
	July 19,	December 31,	December 31,	December 31,
	2000	2000	2001	2002

Net loss attributable to common shareholders:
As reported	$(2,132,000)	$(8,419,000)	$(5,764,000)	$(2,009,000)
Pro forma	$(2,132,000)	$(8,419,000)	$(5,868,000)	$(2,394,000)
Basic and Diluted EPS:
Loss per share — as reported	$(43.60)	$(5.84)	$(0.65)	$(0.18)
Loss per share — pro forma	$(43.60)	$(5.84)	$(0.66)	$(0.21)

      There were no options granted in stub 2000, 2000, or 2001 with exercise prices below the market value of the stock at the grant date. During 2002, the Company granted one employee 300,000 options with an exercise price of $2.50 where the market value of the stock was $2.70 at the grant date. The Company recorded deferred compensation of $60,000 and is expensing the deferred compensation over the vesting period of the related options which is one year. The weighted average fair value at date of grant of options granted during stub 2000, 2000, 2001 and 2002 was $0.00, $0.00, $0.09 and $2.90, respectively, for options with exercise prices equal to or above the market price of the stock at the grant date. Fair values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used:

	Period from	Period from
	January 1, 2000	July 20, 2000
	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2000	2000	2001	2002

Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected stock price volatility	100.00%	100.00%	100.00%	100.00%
Risk free interest rate	6.50%	6.50%	3.75% to 5.00%	2.00% to 4.00%
Expected life of the options	15 months	15 months	36 months	36 months

      At December 31, 2002, the Company had 4,232,800 warrants outstanding, which are exercisable over a ten-year period from the date of issuance. Warrants were issued primarily in conjunction with various debt agreements issued for funding (Note 8). All warrants are currently exercisable at $0.01 per share of common stock of the Company.

     Incentive Stock Plan

      During 2001, the Company’s Board of Directors approved the iPayment Holdings, Inc. Stock Incentive Plan (the “Stock Incentive Plan”) for the purpose of retaining employees with stock ownership in the Company. Under the Stock Incentive Plan guidelines, the Board of Directors approved the maximum number of shares to be issued under the Stock Incentive Plan not to exceed 1,559,592. The Stock Incentive Plan was subsequently amended by the Compensation Committee of the Board of Directors to increase the approved number of shares under the plan to 4,559,592.

      The Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. Each award under the Stock Incentive Plan is evidenced by a stock grant. The exercise price at the date of the

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant, as well as the vesting period, is determined by the Board of Directors and must approximate the fair value at that date. The vesting period is determined by the Compensation Committee.

      The Company has a right of first refusal under the Stock Incentive Plan to purchase any stock issued and exercised under the Stock Incentive Plan, subject to certain limitations. Shares not exercised and forfeited are deemed available for reissue under the Stock Incentive Plan. The Board of Directors has approved a reserve against common stock for issuance of up to 4,559,592 shares under the plan. As of December 31, 2002, 552,500 nonqualified options had been granted under the Stock Incentive Plan, net of forfeitures; 70,000 to the Board of Directors and 482,800 to third parties. Of these options, 145,595 were issued by iPayment Technologies and assumed by the Company. Options granted to third parties are recorded through the consolidated statements of operations as cost of services based on the fair value of the option at the date of grant. Because the exercise price at which these options were granted was below the fair value of our stock price, no cost has been recorded.

      In August 2002, the Company adopted a Non-Employee Directors Stock Option Plan under which options to purchase shares of common stock of the Company are available for issuance to each non-employee board member. The plan is administered by the Compensation Committee of the Board of Directors. The maximum number of shares available for issuance is 750,000 shares. As of December 31, 2002, there were 70,000 options outstanding under this plan.

11.	Mandatorily Redeemable Convertible Preferred Stock

      The Company has 2,577,200 shares of Series A Convertible Preferred Stock (“Preferred Stock, or Preferred Shares”) outstanding at December 31, 2002, in an amount of $6,670,000. The Preferred Stock was issued under the following terms and conditions, as follows:

      On April 12, 2001, the Company issued 1,369,165 shares of Preferred Stock in exchange for $2,750,000 in cash. No dividends accumulate or are paid on the Preferred Shares unless declared by the Board of Directors of the Company. Holders of the Preferred Shares participate in dividends on the common stock of the Company, treating each share of Preferred Stock as if it had been converted into an equal number of shares of the common stock. Upon a Liquidating Event, as defined, the Preferred Stockholders are entitled to a preference in an amount equal to their original investment plus dividends declared, but unpaid, by the Board of Directors, if any. Thereafter, the Preferred Stockholders participate in any remaining assets as if the Series A holders and the common holders were one participating class. The Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders of the Company. The holders of Preferred Shares have a right to convert into common stock of the Company on a one for one basis. In the event of a Qualified Public Offering, as defined, each share of Preferred Stock automatically converts into an equal number of shares of common stock. Preferred Stockholders have a redemption right at the earlier of the fifth anniversary of the original issuance of the Preferred Shares, or on the occurrence of a Significant Event, as defined, at a price of $6.03 per share plus any accrued but unpaid dividends on the shares being redeemed.

      Additionally, on April 12, 2001, upon conversion of certain debt in the amount of $1,530,000, the Company exchanged 1,208,035 shares of its common stock into 1,208,035 shares of Series A Preferred Shares. These shares have the same rights as all other Series A Preferred Shares. No additional shares of Preferred Stock have been issued.

      Mandatorily Redeemable Convertible Preferred Stock issued and outstanding is as follows:

			Cumulative
	Shares	Amount	Accretion	Total

December 31, 2001	2,577,200	$4,280,000	$874,000	$5,154,000
December 31, 2002	2,577,200	4,280,000	2,390,000	6,670,000

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Sale of Merchant Processing Portfolio

      In May 1998, iPayment Technologies sold a portion of its merchant portfolio to ECP. Charles D. Aalfs and Humboldt Bank released their security interest in the income attributable to the accounts sold. In conjunction with the sale to ECP, the Company also agreed to share all know-how, marketing lists and trade secrets relating to the accounts sold.

      The Company classified the transaction as debt, and amortized the debt over the 24-month recourse period (ended May 2000) utilizing the effective-interest method. The Company amortized $498,000 to other revenue during stub 2000.

      The Company re-acquired the rights to the portfolio on January 12, 2001 (Note 6).

13.     Commitments and Contingencies

Leases

      The Company leases its office facilities for approximately $85,000 per month. Its facilities are located in Nashville, Tennessee; Henderson, Nevada; Portland, Maine; Chicago, Illinois, as well as California leases in Chatsworth, Irvine and Santa Clarita. The Company’s future minimum lease commitments under non-cancelable leases are as follows at December 31, 2002:

2003	$788,000
2004	399,000
2005	164,000
2006	150,000
2007	154,000

$1,655,000

      Total rent expense for stub 2000, 2000, 2001 and 2002 was $613,000, $363,000, $626,000 and $801,000, respectively.

     Guarantees

      The Company is liable under a Services Agreement with Humboldt Bank for losses arising from the activity of any merchant in the merchant portfolio to the extent that such losses are not satisfied by the merchant’s demand deposit account(s) and reserve account(s) with Humboldt Bank, if any (Note 8).

      In March 1999, iPayment Technologies entered into an agreement with Buypass Corporation for their use of Buypass Corporation’s credit card transaction processing system. Under terms of the agreement, iPayment Technologies agreed to pay specific charges for the services provided. In order to obtain favorable pricing, iPayment Technologies agreed to guarantee monthly minimum charges over a sixty-month period. The monthly minimums began in January 2000 at $5,000 per month and increased to $20,000 per month in December 2000 for the remaining life of the contract. As of December 31, 2000, 2001 and 2002, $240,000 is included in accounts payable and accrued liabilities, and $560,000, $320,000 and $80,000 respectively, is included in other long term liabilities. In December 2000, management determined not to pursue this line of business.

     Litigation

      Various vendors of the Company have filed actions against the Company for open payment of amounts due, which are reflected in current liabilities in the accompanying consolidated balance sheets. The Company intends to settle all such matters within the ordinary course of business, and it is the opinion of management,

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after consultation with legal counsel, that all such remaining actions will be settled without material affect on the results of operations or consolidated financial condition of the Company.

     iPayment Technologies, Inc. v. Auerbach Acquisition Associates, Inc.

      On or about April 18, 2001, iPayment Technologies, Inc. filed an Arbitration Demand with the American Arbitration Association (“AAA”) against Auerbach Acquisition Associates, Inc. (“Auerbach”), seeking rescission of certain agreements, damages, and interest thereon and attorneys’ fees and costs (the “Auerbach Action”). Auerbach cross-claimed seeking an arbitral determination, that the contracts at issue were and are valid and enforceable and that iPayment Technologies breached those contracts, as well as damages, interest, attorneys’ fees and costs. On February 15, 2002, Auerbach amended its Answer and Counterclaims and sought additional damages in an amount equal to “at least 51% of the appraised value of iPayment Technologies and recoverable fees and costs,” plus interest, attorneys’ fees and related arbitration costs. Pursuant to the contracts attached to Auerbach’s Answer and Counterclaim, Auerbach claimed that it was entitled to purchase a warrant to acquire a specified percentage of the common stock of iPayment Technologies. In October 2002, the Company negotiated a settlement agreement for this matter of $1,500,000, which was paid in October 2002.

     Richard J. Gordon, etc. v. Carl Grimstad, etc., et al.

      On or about July 20, 2001, Richard J. Gordon and two of his companies, IT Solutions Ventures, Inc. and IT Solution Ventures, LLC, filed a lawsuit in the Los Angeles Superior Court against iPayment Technologies and three of its officers, entitled Richard J. Gordon, etc. v. Carl Grimstad, etc., et al. (the “Gordon Action”). On February 25, 2002, Gordon and his two companies filed a First Amended Complaint alleging claims of breach of contract, fraud, and rescission based upon failure of consideration, rescission based upon duress, and slander per se. The Gordon Action seeks compensatory and punitive damages, along with interest thereon, rescission of certain contracts identified therein, and attorneys’ fees and costs of suit. On April 24, 2002, the Company entered into a Settlement and Release Agreement between the Gordon parties and the Company parties settling the lawsuit. Under terms of the Settlement and Release Agreement the Company shall make periodic payments to Gordon in lieu of payment on the note issued to ITSV, Inc. on July 20, 2000, as discussed in Note 4. The settlement amount of $2,100,000 was less than $2,071,000 recorded as the Company’s note to ITSV, Inc. was 2,071,000. The difference of $29,000 was recorded in the accompanying consolidated statement of operations. As of December 31, 2002, the Company’s payment obligations under the settlement have been paid.

     Copitka v. Leasecomm Corporation and E-Commerce Exchange

      On July 15, 2001, Rae Lynn Copitka, filed suit against Leasecomm Corporation and ECX. The suit alleges that Leasecomm and ECX used illegal and deceptive practices in the sale of “business opportunities” and merchant card processing services, and that the defendants illegally locked consumers into four year non-cancelable leases of credit card processing equipment and software without disclosing all of the terms and conditions of the transaction and without disclosing related agreements which the plaintiff alleges she was required to enter into to complete the transaction. The plaintiff alleges that the sale and lease transactions were not the result of free negotiation because the defendants failed to disclose material terms and conditions of the transaction. In January 2002, the plaintiff amended her claim to seek class action certification. The plaintiff is seeking a declaratory judgment that she and all class members have a right to rescind their transactions with ECX and Leasecomm. The plaintiff also seeks to require Leasecomm and/or ECX to reimburse her and class members for money that allegedly was acquired in violation of the Texas Deceptive Trade Practices Act or by unconscionable means, and she is seeking other damages, including punitive damages and attorneys’ fees.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On November 25, 2002, the Company entered into a preliminary settlement relating to this lawsuit, which was finalized subsequent to year end. Members of the class have 60 days following approval of the settlement by the court (which is April 25, 2003) to elect to exercise lease cancelation rights as provided for in the settlement. In connection with the settlement, the Company has agreed to pay sums totalling $515,000, consisting of attorney’s fees, a damage and representative award to Copitka, and partial indemnification of fees to Leasecomm equal to the value of the leases that are, in fact, cancelled by class members under the settlement terms. Based on the leases that will be subject to cancellation rights under the settlement, the partial indemnification payment to Leasecomm is expected not to exceed $1.5 million. The Company has an accrual sufficient to cover any potential loss and as a result management does not believe the outcome will have a material adverse effect on its financial position or results of operations.

     First Bank of Beverly Hills v. iPayment Holding, Inc.

      On September 4, 2002, First Bank of Beverly Hills (“FBBH”) filed a lawsuit in the Los Angeles Superior Court against iPayment Holdings, Inc., iPayment, Inc., and Beverly Hills Acquisition Corp., entitled First Bank of Beverly Hills v. iPayment Holdings, Inc., etc., et al., Case No. BC280855 (the “FBBH Action”). The FBBH Action seeks compensatory damages based upon claims of Breach of Contract, Breach of the Implied Covenant of Good Faith and Fair Dealing, Specific Performance, Unjust Enrichment, Declaratory Relief and Injunctive Relief — Trade Name infringement, in the amount of at least $133,333, plus punitive damages, attorneys’ fees and costs of suit. On September 11, 2002, the Company filed a cross-complaint in the FBBH Action alleging claims of Breach of Contract, Negligent Misrepresentation and Declaratory Relief, seeking compensatory and consequential damages from FBBH, and judicial following declarations: (i) a determination of the rights and obligations of the parties under certain contracts, (ii) that FBBH’s misconduct was either grossly negligent or intentional, and (iii) that certain provisions in the parties’ contracts are void as against public policy. The Company also seeks interest, attorneys’ fees and costs of suit. The Company denies wrongdoing and is vigorously defending against FBBH’s claims. At this time, a range of loss cannot be predicted, although management does not believe the outcome will have a material adverse effect on its financial position or results of operations.

14.     Significant Concentration

      The Company’s customers consist of a diverse portfolio of small merchants whose businesses frequently are newly established. As of December 31, 2002, the Company provided services to small business merchants located across the United States in a variety of industries. A substantial portion of the Company’s merchants’ transaction volume comes from card-not-present transactions, which subject the Company to a higher risk of merchant losses. No single customer accounted for more than 2.0 percent of aggregate processing volume during 2002. Management believes that the loss of any single merchant would not have a material adverse effect on the Company’s financial condition or results of operations.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Income Taxes

      The provision (benefit) for income taxes for stub 2000, 2000, 2001 and 2002 was comprised of the following:

	Stub 2000	2000	2001	2002

Current:
Federal	$—	$—	$(111,000)	$—
State	1,000	1,000	4,000	10,000

Total current	1,000	1,000	(107,000)	10,000

Deferred	(1,341,000)	(3,859,000)	(2,062,000)	(609,000)

Change in valuation allowance	1,341,000	3,859,000	2,062,000	609,000

Total income tax provision (benefit)	$1,000	$1,000	$(107,000)	$10,000

      The income tax benefit of $107,000 in 2001 relates primarily to the reversal of $111,000 of income tax liabilities that were determined to be unnecessary in 2001. In 2001, the Company paid $66,000 in income taxes to settle amounts in dispute with the Internal Revenue Service relating to tax years 1994 and 1995.

      The differences between the federal statutory tax rate of 35 percent and effective tax rates are primarily due to state income tax provisions, net of federal tax benefit, deferred tax valuation allowance and permanent differences, as follows:

	Stub 2000	2000	2001	2002

Statutory Rate	35%	35%	35%	35%
Increase (decreases) in taxes resulting from the following:
State income taxes net of federal tax benefit	5%	3%	—	(3)%
State net operating loss disallowance	—	(3)%	—	—
Book deductions without tax benefit	(42)%	(35)%	(36)%	(26)%
Permanent differences	2%	—	(1)%	(4)%

Total	0%	0%	(2)%	2%

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income tax assets in the accompanying consolidated balance sheets (included in prepaid expenses and other current assets) as of December 31, 2000, 2001, and 2002 were comprised of the following:

	2000	2001	2002

Deferred tax assets:
Depreciation and amortization	$2,176,000	$2,667,000	$3,260,000
Merchant loss reserve	—	(21,000)	240,000
Loss on investment	—	381,000	955,000
Lease reserve	—	—	320,000
Accrued interest	61,000	130,000	127,000
Bad debt	186,000	118,000	57,000
Restructuring costs	695,000	77,000	—
Net operating loss	931,000	2,980,000	6,224,000
Other	532,000	311,000	3,251,000

Total deferred tax assets	4,581,000	6,643,000	14,434,000
Deferred tax liabilities:
Difference between book and tax basis for intangible assets	—	—	(5,185,000)

Net deferred tax assets	—	—	9,249,000
Valuation allowance on deferred tax assets	(4,581,000)	(6,643,000)	(9,249,000)

Net deferred taxes	$—	$—	$—

      The Company has federal and state net operating loss carryforwards at December 31, 2002 of approximately $27,651,000 that are available, subject to significant limitations, to offset regular taxable income during the carryforward period (through 2022). The Company also has state net operating loss carryforwards that expire through 2012.

      SFAS No. 109, “Accounting for Income Taxes,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance has been established.

      In addition, the Company has undergone ownership changes pursuant to section 382 of the Internal Revenue Code as a result of the July 20, 2000 Caymas Acquisition (Notes 1 and 4) and as a result of the redeemable preferred stock issuance on April 12, 2001 (Note 11). These ownership changes result in significant limitations on the amount of losses that may be utilized annually to offset taxable income.

16.     Related Party Transactions

      Prior to the effective date of the Caymas Acquisition (Note 4), iPayment Technologies had various affiliates, some with complementary lines of business. The affiliates were related to iPayment Technologies by having the same former majority stockholder.

      As further discussed in Note 4, iPayment Technologies entered into various agreements on July 20, 2000 to purchase assets and assume obligations from the former affiliated companies.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Preferred Stock

      The managing partner of First Avenue Partners, L.P., is a member of the Company’s Board of Directors. In April 2001, First Avenue Partners, L.P. exchanged 1,208,035 shares of iPayment Technologies, Inc. common stock for 1,208,035 shares of iPayment, Inc. Series A Preferred Stock. At that time, First Avenue also purchased 1,369,165 shares of iPayment, Inc. Series A Preferred Stock at a price of $2.01 per share, for a total of $2,750,000. The Series A Preferred Stock is convertible into common stock in the event of a change in control, or equity offering in excess of specified levels (Note 11).

     Common Stock

      In April 2001, certain directors and executive officers exchanged shares of iPayment Technologies, Inc. common stock for an equal number of shares of iPayment, Inc. common stock, as further discussed in Note 1.

     Promissory Note and Warrant

      The Director of Investments for Harbinger Mezzanine Partners, L.P., serves on the Company’s Board of Directors. In April 2001, the Company executed a promissory note to Harbinger Mezzanine Partners, L.P. for $4,000,000. This note bears interest at an annual rate of 14 percent and matures on April 12, 2006. In connection with this loan, the Company issued warrants for 811,000 shares of iPayment, Inc. common stock at an exercise price of $0.01 per share. Additional notes of $3,000,000 from Harbinger are discussed below.

     Subordinated Promissory Notes and Warrants

      The Company’s CEO, Greg Daily, and President, Carl Grimstad, are principals of Caymas, LLC. In February 2001, the Company executed a promissory note to Caymas LLC for $100,000. The note was originally to mature in March 2001, but was subsequently extended, and fully repaid in 2002 with interest at nine percent per annum.

      At various times in 2001 and 2002, the Company executed subordinated promissory notes to the certain related parties that are directors and officers of the Company for an aggregate of $17,400,000. These notes bear interest at an annual rate of 12 percent and mature in May 2004. In connection with these notes, the Company issued warrants, which are currently exercisable, for an aggregate of 1,218,000 shares of iPayment common stock at an exercise price of $0.01 per share. Detail of director and officer debt is as follows at December 31, 2002:

Director or Officer	Debt	Warrants

G. Daily, CEO	$9,000,000	630,000
Harbinger Mezzanine Partners(1)	3,000,000	210,000
iPayment Lenders(2)	900,000	63,000
Sails Investors(2)	1,500,000	105,000
C. Whitson, CFO	1,000,000	70,000
David Vandewater, Director	2,000,000	140,000

	$17,400,000	1,218,000

(1)	John Harrison, a member of the Company’s Board of Directors, is a principal at Harbinger Mezzanine Partners.

(2)	David Wilds, a member of the Company’s Board of Directors, is a principal of both iPayment Lenders and Sails Investors.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Other Notes

      The Company has notes payable to other related parties, such as shareholders and non-immediate family members of officers and directors. Total related party notes payable, net of related discount to directors, officers, shareholders and family members of the foregoing totaled $7.6 million, $23.4 million, and $53.0 million as of December 31, 2000, 2001 and 2002, respectively, of which, $5.9 million, $1.1 million, and $3.2 million, respectively, was classified as short-term related party notes.

     Convertible Promissory Note

      The general partner and member of various entities affiliated with Summit Partners, L.P., is a member of the Company’s Board of Directors. In March 2002, the Company executed convertible subordinated promissory notes to entities affiliated with Summit Partners, L.P. in an aggregate of $14.9 million (and together with unaffiliated parties of an aggregate of $15 million) for the acquisition of ECX as further discussed in Note 6. These notes bear interest at an annual rate of 4.5 percent and mature on March 19, 2007. The notes are convertible, at the option of the holders, into shares of the Company’s common stock (initially at 1,388,333 shares) upon the first anniversary of their execution or the earlier completion of an initial public offering.

     Debt Guarantees

      The Company’s CEO, Greg Daily, is a personal guarantor to the Company’s Bank of America line of credit and its note payable to Nova (Note 8).

     Other Transactions

      In June and July 2002, the Company’s President entered into note agreements to borrow $74,000 from the Company. The notes were fully repaid in November 2002 with interest at six percent per annum.

      The CEO of the Company owns Hardsworth, LLC, an investment company. The Company reimbursed Hardsworth, LLC approximately $70,000 during 2001 and $139,000 during 2002 in addition to an unpaid invoice of $49,000, for use of an executive jet for corporate purposes. Hardsworth, LLC owns a 50 percent interest in the jet. A member of the Board of Directors of the Company also owns a 25 percent interest in the jet.

      The CEO of the Company owns a 34 percent interest in Century II Staffing, Inc., a professional employer organization. Since January 2001, Century II Staffing, Inc. has provided human resources and benefits administration services to the Company. The Company paid approximately $31,000 during 2001 and $133,000 during 2002 to Century II Staffing for these services.

17.     Segment Information and Geographical Information

      The Company considers its business activities to be in a single reporting segment as it derives greater than 90 percent of its revenue and results of operations from one business segment representing processing revenues and other fees from card-based payments. During stub 2000, 2000, 2001 and 2002, the Company had no single customer that represented 10 percent or more of revenues. All revenues are generated in the United States.

18.     Acquisition of Contract Rights and Renegotiation of Contracts

     Humboldt Bank Contract

      On November 1, 2000, the Company entered into a services agreement (the “Services Agreement”) with Humboldt Bank (effective August 1, 2000) for the purpose of buying out the terms of the Company’s then

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

existing Merchant Management Agreement with Humboldt Bank, in order to acquire certain contract rights with respect to the portability and ownership of its merchant processing portfolio with Humboldt Bank, and renegotiate a reduction in the processing rates charged by Humboldt Bank to the Company. The term of the new agreement was through October 31, 2001, with a six-month termination notice provision; otherwise the new agreement is automatically renewed for an additional twelve month period. Major terms of the agreement include changes in pricing for bank fees, portability of the merchant accounts and changes in the Company’s merchant reserve balances.

      Under the old Merchant Management Agreement with Humboldt Bank, the Company paid 0.256 percent with a minimum monthly fee of $128,750, application fees of $10,000 per month and monthly dial verification charges of $7,500, plus additional miscellaneous charges. Under terms of the new Services Agreement, the Company pays bank fees of 0.04 percent of monthly merchant processing volume plus additional miscellaneous charges. Humboldt Bank obtained a security interest in the income stream of the Company’s merchant accounts, and the Company gained the right of portability of its merchant accounts, enabling the Company the freedom to move accounts to another processing bank, should the Company so desire. The previous agreement restricted movement of accounts. Additionally, the Company shall receive four percent interest on merchant reserves increased from 2.5 percent under the old agreement, and reserve balances will be one percent of the prior month processing volume.

      As consideration for the changes discussed above, among other changes, the Company issued Humboldt Bank a note for $3,750,000, of which $3,600,000 was outstanding at December 31, 2000. The note bears interest at Prime plus four percent with a maturity of June 30, 2001 (Note 8). The amount paid was capitalized between the acquisition in the ownership in merchant accounts and the price reduction. The capitalized amount allocated to the ownership in merchant accounts was amortized over the life of the merchant accounts, varying between 12 and 36 months. The amount allocated to the price reduction was amortized over the remaining life of the contract. In December 2000, the Company determined that benefits originally anticipated under the Agreement, including ownership/portability of merchant accounts, was not to be fully realized. Subsequent to entering into the contract, the Company noted that the pricing discounts were significantly less than anticipated and, in addition, certain portability rights were determined to be impaired. The Company also found that Humboldt Bank had executed certain agreements with the Company’s back-end processor that would not allow for realization of the full value of the portability asset. As a result, the Company has deemed a portion of the capitalized asset to be impaired. Accordingly, management recorded an impairment charge of $1,200,000, which is included in cost of operations in the accompanying consolidated Statement of Operations for the period ended December 31, 2000.

     Renegotiated Contract with First Data Merchant Services Corporation

      On July 1, 2002 iPayment entered into a Service Agreement with First Data Merchant Services Corporation (“FDMS”) that replaced various previously existing service agreements between iPayment and certain of its subsidiaries, thereby consolidating various separate contracts under one master agreement. Under the terms of the Service Agreement, FDMS will provide iPayment with on-line access to FDMS’s card processing software and other services. FDMS will provide the revised services beginning July 1, 2002 except for revised, reduced pricing, which is effective October 1, 2002. In August 2002, FDMS paid iPayment a fee of $560,000 relating to the contract renegotiation. This fee has been recognized as a reduction of cost of sales in the accompanying statement of operations during 2002.

iPAYMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.     Summarized Quarterly Financial Data (unaudited)

      The following unaudited schedule indicates the quarterly results of operations for the Company for 2002, 2001, and for the Company and its predecessor for 2000. The predecessor company’s statements of operations is presented on a different cost basis than the Company’s consolidated statements, however results have been combined for purposes of this disclosure.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

	(in thousands except per share data)
2000
Revenue	$6,675	$4,962	$4,524	$4,544
Operating loss	(147)	(1,713)	(2,499)	(4,963)
Depreciation and amortization	176	192	1,102	1,358
Net loss	(220)	(1,751)	(2,844)	(5,736)
Per Share:
Basic earnings	$(4.51)	$(35.75)	$(40.55)	$(2.31)
Diluted earnings	$(4.51)	$(35.75)	$(40.55)	$(2.31)
2001
Revenue	$4,594	$5,817	$13,223	$15,255
Operating income (loss)	(1,215)	312	968	(2,759)
Depreciation and amortization	1,342	482	925	1,550
Net income (loss)	(1,438)	374	192	(4,018)
Per Share:
Basic earnings	$(0.19)	$0.01	$(0.01)	$(0.45)
Diluted earnings	$(0.19)	$0.01	$(0.01)	$(0.45)
2002
Revenue	$16,479	$21,540	$29,249	$48,545
Operating income	643	871	2,773	5,345
Depreciation and amortization	1,136	1,251	1,372	1,560
Net income (loss)	(718)	(589)	1,213	(399)
Per Share:
Basic earnings	$(0.11)	$(0.10)	$0.07	$(0.06)
Diluted earnings	$(0.11)	$(0.10)	$0.05	$(0.06)

20.	Termination of Asset Purchase Agreement

      In July 2002, the Company entered into an Asset Purchase Agreement with Humboldt Bancorp Inc. (“Humboldt”) to purchase certain assets of the merchant processing division for $33.8 million. In October 2002, the parties entered into an amendment, which extended the termination date of the purchase agreement and, among other terms, required the Company to make a deposit with Humboldt of $1,000,000, of which such deposit would be retained by Humboldt in the event the transaction was not consummated. The amendment included provisions for the mutual release of both parties in the event that the transaction did not close by October 4, 2002. Additionally the amendment modified terms of the existing processing agreements between the companies to extend the termination date and modify various other terms of the processing agreements. On October 4, 2002 the Company exercised its right to terminate the purchase agreement, and recorded a charge to other income and expense of approximately $1,200,000 ($200,000 relating to professional services-related costs) to reflect the termination and other fees associated with this transaction.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors of

iPayment, Inc.:

      We have audited the accompanying balance sheets of E-Commerce Exchange, Inc. (a California corporation) as of March 19, 2002, December 31, 2001 and December 31, 2000, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from January 1, 2002 to March 19, 2002, and the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Commerce Exchange, Inc. as of March 19, 2002, December 31, 2001 and December 31, 2000, and the results of its operation and its cash flows for the period from January 1, 2002 to August 22, 2002, and the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has a working capital deficit. In addition, as more fully described in Note 11, on March 19, 2002, the Company entered into an Agreement and Plan of Merger with iPayment, Inc., under which the Company was acquired by iPayment, Inc. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 16, 2002

E-COMMERCE EXCHANGE, INC.

BALANCE SHEETS

	December 31,

	2000	2001	March 19, 2002

ASSETS
Current assets:
Cash and cash equivalents	$1,231,000	$1,312,000	$1,070,000
Investment security, held to maturity	250,000	250,000	250,000
Accounts receivable, net of allowance for doubtful accounts of $0, $234,000, and $189,000 at December 31, 2000, December 31, 2001 and March 19, 2002, respectively	1,950,000	391,000	307,000
Inventory	185,000	74,000	45,000
Current portion of leases held for investment	462,000	458,000	475,000
Current portion of notes receivable, net of allowance for doubtful notes of $36,000, $815,000 and $936,000 at December 31, 2000, December 31, 2001 and March 19, 2002, respectively	181,000	77,000	124,000
Prepaid expenses and other current assets	112,000	64,000	43,000
Income tax receivable	286,000	—	—

Total current assets	4,657,000	2,626,000	2,314,000
Restricted cash	500,000	500,000	510,000
Property and equipment, net	1,820,000	1,475,000	1,376,000
Intangible assets, net	68,000	—	—
Goodwill, net	397,000	—	—
Leases, held for investment, net of current portion	1,263,000	1,148,000	729,000
Other assets	109,000	55,000	55,000

Total assets	$8,814,000	$5,804,000	$4,984,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Reserve for losses on merchant accounts	$—	$106,000	$125,000
Accounts payable and accrued liabilities	1,614,000	2,219,000	1,967,000
Accrued settlement	—	1,800,000	1,800,000
Income tax payable	2,000	3,000	2,000

Total current liabilities	1,616,000	4,128,000	3,894,000

Commitments and contingencies (Note 9)
Shareholders’ equity:
Convertible preferred stock, no par value; authorized 900,000 shares: Class A convertible participating preferred stock — 300,000 shares are issued and outstanding	19,193,000	21,070,000	21,501,000
Common stock, $.01 par value; authorized 20,000,000 shares; 11,325,388 issued and outstanding at December 31, 2000, December 31, 2001 and March 19, 2002, respectively	113,000	113,000	113,000
Additional paid in capital	12,464,000	12,634,000	12,634,000
Deferred compensation	(31,000)	—	—
Accumulated deficit	(24,541,000)	(32,141,000)	(33,158,000)

Total shareholders’ equity	7,198,000	1,676,000	1,090,000

Total liabilities and shareholders’ equity	$8,814,000	$5,804,000	$4,984,000

The accompanying notes are an integral part of these balance sheets.

E-COMMERCE EXCHANGE, INC.

STATEMENTS OF OPERATIONS

			Period from
	Year Ended December 31,		January 1, 2002
			through March 19,
	2000	2001	2002

Operating revenues:
Sales	$20,199,000	$9,908,000	$440,000
Service fee income	5,619,000	3,062,000	937,000
Interest income from leases	593,000	628,000	360,000

Total operating revenues	26,411,000	13,598,000	1,737,000

Operating expenses:
Cost of sales	11,646,000	5,056,000	668,000
Selling and marketing expenses	1,404,000	833,000	74,000
Payroll and related expenses	5,892,000	5,405,000	911,000
Commission and residual expense	4,691,000	1,377,000	270,000
Settlement expense	—	1,800,000	—
General and administrative expenses	4,295,000	4,558,000	399,000

Total operating expenses	27,928,000	19,029,000	2,322,000

Loss from operations	(1,517,000)	(5,431,000)	(585,000)
Other income (expense):
Interest income	298,000	13,000	6,000
Other expense	(18,000)	(302,000)	(6,000)

Total other expense	280,000	(289,000)	—

Loss before income taxes	(1,237,000)	(5,720,000)	(585,000)
Income tax expense	850,000	3,000	1,000

Net loss	(2,087,000)	(5,723,000)	(586,000)
Accretion of preferred stock	(1,710,000)	(1,877,000)	(431,000)

Loss applicable to common shareholders	$(3,797,000)	$(7,600,000)	$(1,017,000)

The accompanying notes are an integral part of these financial statements.

E-COMMERCE EXCHANGE, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Stock		Common Stock					Total
					Additional Paid	Deferred	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	in Capital	Compensation	Deficit	Equity

Balance — December 31, 1999	300,000	$17,483,000	10,600,000	$106,000	$12,326,000	$(74,000)	$(20,744,000)	$9,097,000
Accretion of preferred stock dividends		1,710,000					(1,710,000)	—
Issuance of common stock in connection with acquisition			725,388	7,000	138,000			145,000
Amortization of deferred compensation						43,000		43,000
Net loss							(2,087,000)	(2,087,000)

Balance — December 31, 2000	300,000	19,193,000	11,325,388	113,000	12,464,000	(31,000)	(24,541,000)	7,198,000
Accretion of preferred stock dividends		1,877,000					(1,877,000)	—
Issuance of stock options (Note 8)					170,000			170,000
Amortization of deferred compensation						31,000		31,000
Net loss							(5,723,000)	(5,723,000)

Balance — December 31, 2001	300,000	21,070,000	11,325,388	113,000	12,634,000	—	(32,141,000)	1,676,000
Accretion of preferred stock dividends		431,000					(431,000)	—
Net loss							(586,000)	(586,000)

Balance — March 19, 2002	300,000	$21,501,000	11,325,388	$113,000	$12,634,000	$—	$(33,158,000)	$1,090,000

The accompanying notes are an integral part of these financial statements.

E-COMMERCE EXCHANGE, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,		Period from
			January 1, 2002 to
	2000	2001	March 19, 2002

Cash flows from operating activities:
Net loss	$(2,087,000)	$(5,723,000)	$(586,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	347,000	479,000	99,000
Loss on sale of equipment	—	(7,000)	—
Loss on impairment of property and equipment	27,000	—	—
Loss on impairment of intangible assets	—	62,000	—
Provision for allowance for doubtful accounts	61,000	234,000	—
Provision for allowance for notes receivables	37,000	778,000	121,000
Deferred taxes	848,000	—	—
Issuance of common stock to non-employees for services rendered	43,000	201,000	—
Changes in assets and liabilities:
Accounts receivable	(1,514,000)	1,325,000	84,000
Employee loans	150,000	—	—
Inventory	(35,000)	111,000	29,000
Prepaid expenses and other current assets	(38,000)	48,000	21,000
Income tax receivable	(286,000)	286,000	—
Other assets	5,000	54,000	—
Accrual for merchant losses	—	106,000	19,000
Accounts payable and accrued liabilities	407,000	605,000	(252,000)
Accrued settlement	—	1,800,000	—
Income tax payable	(7,000)	1,000	(1,000)

Net cash used in operating activities	(2,042,000)	360,000	(466,000)

Cash flows from investing activities:
Change in restricted cash	(500,000)	—	(10,000)
Investments in notes receivable	(94,000)	(184,000)	(168,000)
Expenditures for property and equipment	(1,337,000)	(214,000)	—
Decrease in investment in leases	2,000	119,000	402,000
Purchase of investment security, held to maturity	(250,000)	—	—
Expenditures for acquisitions of business	(500,000)	—	—

Net cash used in investing activities	(2,679,000)	(279,000)	224,000

Net decrease in cash and cash equivalents	(4,721,000)	81,000	(242,000)
Cash and cash equivalents, beginning of period	5,952,000	1,231,000	1,312,000

Cash and cash equivalents, end of period	$1,231,000	$1,312,000	$1,070,000

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$79,000	$4,000	$2,000
Cash paid during the year for interest	$—	$—	$—
Supplemental disclosure of noncash investing and financing activities:
Sale of assets for notes receivables	$—	$490,000	$—
Acquisition of assets through the issuance of common stock	$145,000	$—	$—

The accompanying notes are an integral part of these financial statements.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS

1.     Organization and Business and Basis of Presentation

     Organization and Business

      E-Commerce Exchange, LLC (a California limited liability company) (the “Company”) was formed on May 28, 1998 and commenced operations on July 1, 1998. E-Commerce Exchange, LLC was capitalized with the net assets from another company owned by the members of E-Commerce Exchange, LLC. The contribution of assets was recorded at the historical cost as follows:

Cash	$689,000
Due from affiliates	648,000
Sales-type leases held for investment, net	477,000
Note receivable	300,000
Equipment	36,000
Other assets	341,000

2,491,000
Other liabilities	268,000

Total net assets	$2,223,000

     Basis of Presentation

      E-Commerce Exchange, Inc. (a Delaware corporation) was incorporated and capitalized on October 6, 1999. Concurrent with the capitalization, E-Commerce Exchange, Inc. issued 100% of its common stock to E-Commerce, LLC in exchange for the business and assets (excluding cash) and liabilities of E-Commerce, LLC and paid a dividend of $22,498,750 to E-Commerce, LLC. The assets and liabilities of E-Commerce, LLC were recorded in the financial statements of E-Commerce Exchange, Inc. at their historical cost.

      The transaction described above was accounted for as a reorganization of entities under common control and the financial statements reflect the operations of E-Commerce Exchange, LLC through October 6, 1999 and the operations of E-Commerce Exchange, Inc. thereafter as if the pooling method of accounting was applied. The operations of both companies are presented using the same accounting methods and policies. E-Commerce Exchange, LLC and E-Commerce Exchange, Inc. are referred to herein as “the Company,” or “ECX.”

      The Company is a national independent provider to small and medium-sized businesses of a turnkey secure payment processing solution via the Internet. The Company provides its customers with an end-to-end solution, which enables a new merchant to accept credit card and electronic check payments via the Internet generally in less than 10 business days of submitting an application.

      The Company’s bundled solution includes a merchant account number, payment processing software, website design and construction for the Internet or retail storefront and a link for processing secure transactions. The Company has several strategic partnerships and operating agreements with providers of merchant account numbers, fraud screening and services for billing and monthly statement preparation. This operating model allows the Company to focus its sales and marketing efforts on providing merchant accounts and customer service.

2.     Summary of Significant Accounting Policies

     Use of Estimates

      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the dates

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

of the balance sheets and revenues and expenses for the periods presented. Significant balance sheet items which could be materially affected by such estimates include sales-type leases held for investment, the allowance for losses, the allowance for repurchase of leases sold and the allowance for costs associated with revenue and cost sharing arrangements. Actual results could differ from management’s estimates.

     Cash and Cash Equivalents

      The Company considers all highly liquid investments which are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

     Restricted Cash

      Restricted cash represents funds held-on-deposit with processing banks pursuant to agreements to cover potential merchant losses, and funds held by lending institutions pursuant to loan agreements to provide additional collateral.

     Securities Held-to-Maturity

      Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. At December 31, 2000 and 2001, and March 19, 2002, the Company held a certificate of deposit with an original maturity ranging between six months and one year.

     Accounts Receivable, net

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks from revenues earned, net of related interchange and bank processing fees as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts” on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within 15 days following the end of each month.

     Sales-Type Leases held for investment

      Sales-type leases held for investment are stated at the present value of the future minimum lease payments and estimated residual values discounted at the rate implicit in the lease, net of allowances for losses. Residual values represents management’s estimate of the value the leased equipment will have when the lease terminates. The estimates are made at the lease inception based upon management’s experience and judgment. The Company evaluates residual values on an ongoing basis, and if necessary, establishes an allowance when values have been determined to be impaired.

      On an ongoing basis, management monitors the lease portfolio and evaluates the adequacy of the allowance for losses. In determining the adequacy of the allowance for losses, management considers such factors as historical loss experience, underlying collateral values, known problem leases, assessment of economic conditions and other appropriate data to identify the risks in the lease portfolio. Leases deemed by management to be uncollectible are charged to the allowance for losses. Recoveries on leases previously charged off are credited to the allowance. Provisions for losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the lease portfolio.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Lease Sales

      Gain on sales are calculated as the difference between the proceeds received, net of related selling and administrative expenses, and the carrying amount of the leases, adjusted for estimated recourse obligations of the Company, if any. The Company usually does not realize any gains or losses at the time the leases are sold as the carrying value of the sales-type leases is usually equal to the fair value realized at the time the leases are sold. At December 31, 2000 and 2001, and March 19, 2002, the Company had estimated recourse obligations of approximately $210,000, $39,000 and $47,000, respectively, related to leases sold included in other liabilities.

     Equipment, Furniture, Fixtures and Leasehold Improvements

      Equipment, furniture, fixtures and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of individual assets (three to six years). Leasehold improvements are amortized over the terms of their related leases or the estimated useful lives of improvements, whichever is shorter.

     Inventories

      Inventory, which consists primarily of credit card processing software, hardware and computer equipment, is stated at the lower of cost or market (net realizable value) using the first-in, first-out (“FIFO”) method.

     Goodwill and Other Intangible Assets

      Goodwill and other intangible assets, generally representing the excess of cost over the fair value of net identifiable assets acquired, are stated at cost less accumulated amortization. Amortization expense is computed principally by the straight-line method over the estimated future periods to be benefited. Goodwill is amortized over five years and internet domain names are amortized over one to 15 years. Internet domain names of $62,000 were impaired in 2001.

     Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant and the purchase price is refunded to the customer through the merchant’s acquiring bank, and charged to the merchant. If the merchant has inadequate funds, the Company must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors. At December 31, 2000, 2001 and March 19, 2002, the Company’s reserve for losses on merchant accounts totaled $0, $106,000 and $125,000, respectively.

     Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value of the assets represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Stock-Based Compensation

      ECX has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” In accordance with SFAS No. 123, ECX has elected the disclosure-only provisions related to employee stock options and follows the Accounting Principals Board (“APB”) Opinion No. 25 in accounting for stock options issued to employees. Under APB No. 25, compensation expense, if any, is recognized as the difference between the exercise price and the fair value of the common stock on the measurement date, which is typically the date of grant, and is recognized over the service period, which is typically the vesting period.

      ECX accounts for options grants to non-employees using the guidance prescribed by SFAS No. 123, FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, and interpretation of APB Opinion No. 25,” and Emerging Issue Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods, or Services,” whereby the fair value of such option grants are measured using the fair value at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

     Residual Fee Income

      Revenues derived from the electronic processing of transactions are recognized at the time the merchants’ transactions are processed. Related interchange costs and bank processing fees are also recognized at that time.

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers. The most significant components of cost of service include interchange and assessment fees, which are charged by the credit card associations for clearing services. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

     Advertising Costs

      The Company accounts for its advertising costs as nondirect response advertising. Accordingly, advertising costs are expensed as incurred. Advertising costs amounted to $498,000, $158,000 and $14,000, respectively, at December 31, 2000, 2001 and March 19, 2002.

     Financial Instruments

      Management believes the carrying amounts of financial instruments at March 19, 2002, including cash, restricted cash, accounts receivable and sales-type leases held for investment approximates fair value. Due to the short maturities of the cash and cash equivalents, and accounts receivables, carrying amounts approximate the respective fair values. Interest rates on leases are imputed at terms the Company believes would be available if similar financing were obtained from another third party. As such, the carrying amounts for leases also approximate their fair value.

     Income Taxes

      The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.     Sales-Type Leases Held for Investment, net

      Sales-type leases held for investment consists of the following:

	December 31,	December 31,	March 19,
	2000	2001	2002

Lease payment receivable	$3,669,000	$7,742,000	$8,708,000
Unearned income	(1,357,000)	(5,452,000)	(6,334,000)

	2,312,000	2,290,000	2,374,000
Allowance for losses	(587,000)	(684,000)	(1,170,000)

	$1,725,000	$1,606,000	$1,204,000

      The future minimum lease payments of sales-type leases held for investment as of March 19, 2002 are as follows:

Minimum
Lease
Payments

Periods ending December 31:
2002	$4,121,000
2003	2,056,000
2004	1,605,000
2005	926,000

$8,708,000

      The Company’s sales-type leases held for investment consist of leases secured by credit card processing software and computer equipment.

      Activity in the allowance for losses was as follows:

	December 30,
			March 19,
	2000	2001	2002

Balance, beginning of period	$68,000	$587,000	$684,000
Provision for losses	564,000	298,000	525,000
Leases charged off	(45,000)	(201,000)	(39,000)

Balance, end of period	$587,000	$684,000	$1,170,000

4.     Notes Receivables

      In connection with the Company business and marketing plan, the Company advances funds to its agents from time to time. These advances are in the form of notes with various maturities generally bearing interest at six percent per annum. As of March 19, 2002, the unpaid gross balance was $556,000, of which, $432,000 is included as an allowance for doubtful notes.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.     Equipment, Furniture and Fixtures, net

      Equipment, furniture and fixtures consists of the following:

	December 31,	December 31,	March 19,
	2000	2001	2002

Computers and office equipment	$1,352,000	$1,769,000	$1,769,000
Furniture and fixtures	290,000	290,000	290,000
Leasehold improvements	108,000	108,000	108,000
Construction in progress	380,000	—	—

	2,130,000	2,167,000	2,167,000
Less accumulated depreciation and amortization	(310,000)	(692,000)	(791,000)

	$1,820,000	$1,475,000	$1,376,000

      During 2000, the Company entered into an agreement to develop leasing software that will benefit the Company’s controls over investment in leases. The validation and installation process of this software was completed in 2001. The total amount capitalized as of December 31, 2001 was $531,000.

6.     Income Taxes

      The provision for income tax benefit for the periods indicated below are as follows:

	December 31,	December 31,	March 19,
	2000	2001	2002

Current:
Federal	$—	$—	$—
State	3,000	3,000	1,000

	3,000	3,000	1,000

Deferred:
Federal	(250,000)	(1,921,000)	(196,000)
State	(40,000)	(304,000)	(31,000)

	(290,000)	(2,225,000)	(227,000)
Change in valuation allowance	1,137,000	2,225,000	227,000

Income tax expense	$850,000	$3,000	$1,000

      Prior to October 7, 1999, E-Commerce Exchange, LLC was treated as a partnership for federal income tax purposes and as a limited liability company for California state income tax purposes. Under provisions of the applicable tax codes, such companies are generally not subject to federal and state income taxes other than a California limited liability company fee and a minimum California state franchise tax. For tax purposes, any federal and state income taxes are the responsibility of the individual members. Commencing from October 7, 1999, E-Commerce Exchange, Inc. is treated as a C Corporation for federal and state income tax purposes.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Actual income tax differs from the amount determined by applying the statutory federal rate of 34 percent to earnings subsequent to October 7, 1999 (the initial date of C Corporation status) for the years ended December 31, 2000 and 2001, and the period ended March 19, 2002 as follows:

	2000	2001	2002

Income taxes at federal rate	(34.0)%	(34.0)%	(34.0)%
State tax, net of federal benefit	(3.3)%	(3.1)%	(3.5)%
Impact of rate change	(2.4)%	—	—
Other	16.6%	(1.8)%	(1.1)%
Change in valuation allowance	91.4%	38.9%	38.7%

Income tax expense	68.3%	0.0%	0.1%

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2000, December 31, 2001 and March 19, 2002 are as follows:

	December 31,	December 31,	March 19,
	2000	2001	2002

Deferred tax assets:
Net operating losses	$550,000	$1,269,000	$1,457,000
Depreciation	9,000	—	—
Accrued bonuses	24,000	315,000	138,000
Reserve for leases	276,000	316,000	507,000
Other	91,000	387,000	420,000
Accrued residual payout	59,000	9,000	10,000
Reserve for chargebacks	60,000	191,000	195,000
Accrued litigation	—	883,000	883,000
Organization Costs	69,000	73,000	74,000
Valuation allowance	(1,138,000)	(3,363,000)	(3,590,000)

	—	80,000	94,000
Deferred tax liabilities:
Loss reserves	—	(22,000)	(22,000)
Depreciation	—	(58,000)	(72,000)

Net deferred income taxes	$—	$—	$—

      As of March 19, 2002, there was a valuation allowance required on the deferred tax asset as management believes that it is more likely than not that the deferred tax asset will not be realized.

      As of March 19, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of $7,211,000, which is available to offset future taxable income, if any.

7.     Stockholders’ Equity

     Convertible Participating Preferred Stock

      On October 6, 1999, the Company issued 300,000 shares of Series A convertible participating preferred stock. The Company received $30,000,000 from the preferred stock issuance. Issuance costs totaled $720,000. The holders of the Series A preferred stock are entitled to convert the Series A preferred stock into $29,000,000 of Series B redeemable preferred and $1,000,000 of Series C convertible stock. The Series A is

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

convertible in equal amounts at the end of years five, six and seven measured from the date of issuance, October 6, 1999. The Series C convertible preferred stock is convertible into shares of common stock.

      A portion of the preferred stock proceeds was allocated to additional paid-in capital due to the embedded beneficial conversion of the preferred stock. The beneficial conversion feature was determined to be $29,000,000, the excess of the fair value of the common stock underlying the Series C convertible preferred over the $1,000,000 in proceeds attributed to the Series C preferred.

      A portion of the preferred stock issuance costs was also allocated to additional paid-in capital. The net book value of the preferred stock is accreted to $30,000,000, the minimum redemption amount as preferred stock dividends over the term of the preferred stock using the interest method.

     Common Stock

      On October 6, 1999, the Company issued 10,600,000 shares of common stock to E-Commerce Exchange, LLC and a dividend of $22,498,750, in exchange for the contribution of the business and net assets, except for cash, of E-Commerce Exchange, LLC, at that date.

     Warrants

      On October 6, 1999, the Company issued warrants to a third party in connection with issuance of preferred stock to purchase an aggregate of 190,000 shares of common stock, exercisable at $5.00 per share. The warrants granted are exercisable over five years, and vested immediately upon commencement of the warrant. The warrant was determined to have no fair value on the measurement date.

     Stock Split

      In January 2000, the Company authorized a 20-for-1 stock split of the common stock. All references in the financial statements to number of shares, per share amounts and market prices of the Company’s common stock have been retroactively restated to reflect the increased number of common shares outstanding.

8.     Stock Options

      In 1999, the Company adopted a stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. The Plan, as amended, authorizes grant of options to purchase up to 8,331,641 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to or greater than the stock’s fair market value at the date of grant.

      At March 19, 2002, there were 1,319,000 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 2000, 2001, and 2002 was $2.25, $0.20 and $0, respectively, at the date of grant using the option-pricing model with the following weighted-average assumptions:

	2000	2001	2002

Expected life (years)	1 - 4 years	2 - 4 years	2 - 4 years
Risk-free interest rate	5.0%	5.0%	4.0%
Volatility	0.0%	0.0%	0.0%
Expected dividend yield	0.0%	0.0%	0.0%

      The Company applies APB Opinion No. 25 in accounting for its plans, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

No. 123, “Accounting for Stock-Based Compensation,” the Company’s net loss would have been increased to the pro forma amounts indicated below:

	2000	2001	2002

Net loss, as reported	$(2,087,000)	$(5,723,000)	$(586,000)

Net loss, pro forma as adjusted	$(2,223,000)	$(5,843,000)	$(594,000)

      Stock option activity is as follows:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Balance at January 1, 2000	2,800,000	$2.25
Granted	561,641	2.25
Exercised	—	—
Canceled	(210,000)	2.25

Balance at December 31, 2000	3,151,641	2.25
Granted	3,651,000	0.20
Exercised	—	—
Canceled	(115,000)	2.25

Balance at December 31, 2001	6,687,641	1.05
Granted	—	—
Exercised	—	—
Canceled	—	—

Balance at March 19, 2002	6,687,641	1.05

      In April 2001, the Company granted stock options to third parties in exchange for certain services provided in that period valued at $170,000. These options vest over a two-year period and expire 10 years from the grant date. The exercise price on the grant date equals the fair market value of the stock.

      Subsequent to March 19, 2002 and in connection with the sale of the Company to iPayment, Inc. (Note 11) all stock options outstanding at March 19, 2002 were canceled.

9.     Commitments, Contingencies and Concentrations of Business Activities

     Litigation

      On July 15, 2001, Rae Lynn Copitka, filed suit against Leasecomm Corporation and ECX. The suit alleges that Leasecomm and ECX used illegal and deceptive practices in the sale of “business opportunities” and merchant card processing services, and that the defendants illegally locked consumers into four year non-cancelable leases of credit card processing equipment and software without disclosing all of the terms and conditions of the transaction and without disclosing related agreements which the plaintiff alleges she was required to enter into to complete the transaction. The plaintiff alleges that the sale and lease transactions were not the result of free negotiation because the defendants failed to disclose material terms and conditions of the transaction. In January 2002, the plaintiff amended her claim to seek class action certification. The plaintiff is seeking a declaratory judgment that she and all class members have a right to rescind their transactions with ECX and Leasecomm. The plaintiff also seeks to require Leasecomm and/or ECX to reimburse her and class members for money that allegedly was acquired in violation of the Texas Deceptive

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Trade Practices Act or by unconscionable means, and she is seeking other damages, including punitive damages and attorneys’ fees. Subsequent to March 19, 2002, the Company entered into a preliminary settlement relating to this lawsuit.

     Concentration of Credit Risk

      At March 19, 2002, leases aggregating approximately 10 percent of the net lease receivable of contracts owned and contracts serviced by the Company were located in California; at December 31, 2001 leases aggregating 11 percent were located in Texas, and at December 31, 2000, leases aggregating 15 percent were located in California. No other state accounted for more than 10 percent of the net lease receivable of contracts owned and serviced during the dates presented.

     Sales of Leases

      During the years December 31, 2000 and 2001 and the period ended March 19, 2002, the Company sold approximately 100%, 98% and 78% of its leases to two customers.

     Software

      During the period ended March 19, 2002, the Company acquired licensed Internet payment processing software from one vendor. Internet payment processing software relates to 80 percent of all leases originated by the Company during the years ended December 31, 2000 and 2001, and the period ended March 19, 2002.

     Lease Commitments

      Minimum rental commitments under all noncancelable operating leases at March 19, 2002 were as follows:

2002	$329,000
2003	291,000
2004	97,000
2005	22,000

Total	$739,000

      Rent expense for the years ended December 31, 2001 and 2000 and the period ended March 19, 2002 was approximately $539,000, $405,000, and $78,000, respectively.

10.     Acquisitions

      In March 2000, the Company acquired certain assets and liabilities collectively from two individuals and Buffalo Montana Company, (the “Seller”), a seller of credit card processing systems and services. As consideration for the acquisition, the Company paid $500,000 in cash and issued 725,388 shares of the Company’s common stock to the Seller valued at $145,000, for total consideration of $645,000.

      In June, 2001, the Company entered into an agreement to sell the above operation in exchange for a six percent per annum promissory note with a face of $490,000, due in monthly installments of $12,000. At March 19, 2002, no amounts have been collected under this note and the remaining note and related accrued interest were deemed uncollectible.

      In February 2001, the Company entered into an agreement with a vendor (iPayment, Inc.) to sell certain assets, settle claims, and collect past due accounts receivable. In April 2001, the Company received $2,927,000 in collection and settlement of which $1,398,412 was fee income receivable outstanding at fiscal year end.

E-COMMERCE EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.     Subsequent Event

      On March 19, 2002 E-Commerce Exchange (“ECX,” or the “Company”) entered into an Agreement and Plan of Merger (the “ECX Agreement”) with iPayment, Inc (“iPayment”) whereby ECX merged with a wholly owned subsidiary of iPayment. Under the terms of the ECX Agreement, iPayment issued a series of convertible notes (the “ECX Notes”) to the prior Series A Preferred Shareholders of ECX in the aggregate amount of $15,000,000 in exchange for all of the outstanding common shares of ECX. Subject to certain restrictions, such Notes are convertible into an aggregate of 1,400,000 shares of iPayment common stock.

      The Company has continued to generate losses and at March 19, 2002, has a working capital deficit of $1,580,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

iPayment, Inc.:

      We have audited the accompanying balance sheets of First Merchants Bancard Services, Inc. (a Maine corporation) (the Company) as of August 28, 2002, December 31, 2001 and December 31, 2000, and the related statements of operations, shareholders’ deficit, and cash flows for the period from January 1, 2002 to August 28, 2002 and for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Bancard Services, Inc. as of August 28, 2002, December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the period from January 1, 2002 to August 28, 2002 and for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred operating losses and has a shareholders’ deficit. In addition, as more fully described in Note 1, on August 28, 2002, the Company entered into an Agreement and Plan of Merger with iPayment under which the Company was acquired and is expected to cease to have a separate corporate existence. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 25, 2002

FIRST MERCHANTS BANCARD SERVICES, INC.

BALANCE SHEETS

	December 31,
			August 28,
	2000	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$90,616	$21,763	$—
Accounts receivable, net	516,749	811,271	849,193
Employee receivable	—	15,000	—
Other assets	107,939	170,031	212,090

Total current assets	715,304	1,018,065	1,061,283
Restricted cash	210,596	390,110	722,910
Property and equipment, net	88,524	116,314	204,537
Other assets	—	2,179	11,827

Total assets	$1,014,424	$1,526,668	$2,000,557

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Cash overdraft	$—	$—	$244,670
Merchant loss reserve	20,000	64,355	64,355
Accounts payable	337,278	385,063	663,074
Accrued liabilities	268,605	250,224	447,569
Merchant deposit liability	439,192	702,110	687,142
Due to related parties	51,982	2,026,993	2,153,722
Current portion of long-term debt	77,763	12,551	26,574

Total current liabilities	1,194,820	3,441,296	4,287,106
Long-term liabilities:
Due to related parties	1,014,000	—	—
Long-term debt	281,466	10,316	36,281

Total liabilities	2,490,286	3,451,612	4,323,387
Shareholders’ deficit:
Common stock, no par value; 2,000 shares authorized, 300 shares issued and outstanding	2,000	2,000	2,000
Accumulated deficit	(1,477,862)	(1,926,944)	(2,324,830)

Total shareholders’ deficit	(1,475,862)	(1,924,944)	(2,322,830)

Total liabilities and shareholders’ deficit	$1,014,424	$1,526,668	$2,000,557

The accompanying notes are an integral part of these balance sheets.

FIRST MERCHANTS BANCARD SERVICES, INC.

STATEMENTS OF OPERATIONS

			Period from
			January 1,
	Year Ended	Year Ended	2002 through
	December 31,	December 31,	August 28,
	2000	2001	2002

Revenues	$16,376,563	$26,202,950	$24,966,777
Operating expenses:
Cost of services	15,453,785	24,592,445	23,510,585
Selling, general and administrative	1,067,059	1,200,349	980,529
Impairment of assets	150,000	50,000	38,503
Depreciation and amortization	26,619	44,964	47,418

Total operating expenses	16,697,463	25,887,758	24,577,035

Income (loss) from operations	(320,900)	315,192	389,742
Interest expense	(223,309)	(383,502)	(269,689)

Income (loss) before taxes	(544,209)	(68,310)	120,053
Income tax expense (benefit)	(102,453)	—	40,315

Net income (loss)	$(441,756)	$(68,310)	$79,738

The accompanying notes are an integral part of these financial statements.

FIRST MERCHANTS BANCARD SERVICES, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Class A
	Common Stock			Total
			Accumulated	Shareholders’
	Shares	Amount	Deficit	Deficit

Balance, January 1, 2000	300	$2,000	$(776,551)	$(774,551)
Net loss			(441,756)	(441,756)
Distribution to shareholders			(259,555)	(259,555)

Balance, December 31, 2000	300	2,000	(1,477,862)	(1,475,862)
Net loss			(68,310)	(68,310)
Distribution to shareholders			(380,772)	(380,772)

Balance, December 31, 2001	300	2,000	(1,926,944)	(1,924,944)
Net income			79,738	79,738
Distribution to shareholders			(477,624)	(477,624)

Balance, August 28, 2002	300	$2,000	$(2,324,830)	$(2,322,830)

The accompanying notes are an integral part of these financial statements.

FIRST MERCHANTS BANCARD SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period Ended
			August 28,
	2000	2001	2002

Cash flows from operating activities
Net income (loss)	$(441,756)	$(68,310)	$79,738
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	26,619	44,964	47,418
Provision for inventory obsolescence	150,000	50,000	38,503
Changes in assets and liabilities:
Increase in accounts receivable	(53,902)	(294,522)	(37,922)
Increase in other assets	(119,586)	(129,271)	(75,210)
Increase in accounts payable and accrued liabilities and merchant losses	214,624	73,759	475,356
Increase (decrease) in merchant deposits	429,192	262,918	(14,968)

Net cash provided by (used in) operating activities	205,191	(60,462)	512,915
Cash flows from investing activities
Change in restricted cash	(105,525)	(179,514)	(332,800)
Net additions of property and equipment	(21,376)	(72,754)	(135,641)

Net cash used in investing activities	(126,901)	(252,268)	(468,441)
Cash flows from financing activities
Net proceeds from related party borrowings	430,982	961,011	126,729
Net proceeds from (repayments of) third party borrowings	(110,433)	(336,362)	39,988
Distributions to shareholders	(259,555)	(380,772)	(477,624)

Net cash provided by (used in) financing activities	60,994	243,877	(310,907)

Net increase (decrease) in cash and cash equivalents	139,284	(68,853)	(266,433)
Cash and cash equivalents (cash overdraft), beginning of period	(48,668)	90,616	21,763

Cash and cash equivalents (cash overdraft), end of period	$90,616	$21,763	$(244,670)

Supplemental information:
Cash paid for income taxes	$—	$—	$76,000

Cash paid for interest	$130,007	$516,155	$269,435

The accompanying notes are an integral part of these financial statements.

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1.     Nature of Business

      First Merchants Bancard Services, Inc. (the “Company”), was formed in February, 1990, and incorporated in the state of Maine. The Company is an integrated service provider of credit card transaction processing services, related software applications and value-added services. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, and Discover. In addition, the Company sells credit card authorization equipment and supplies to merchants who utilize the Company’s transaction processing services.

      On August 28, 2002, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with iPayment, Inc. (“iPayment”). Under the terms of the Agreement, 100% of the outstanding shares of the Company will be purchased by iPayment in consideration of $3.4 million in cash and 1.6 million shares of iPayment common stock. Upon consummation of the acquisition, the Company will be merged with iPayment of Maine, Inc., a wholly owned subsidiary of iPayment, and will cease to have a separate corporate existence.

      Notwithstanding the forgoing, the accompanying financial statements of the Company have been prepared on a going concern basis and, therefore, do not reflect certain contractual and estimated liabilities that may arise in connection with the aforementioned merger.

2.     Summary of Significant Accounting Policies

     Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue and Cost Recognition

      The Company derives revenues principally from electronic processing of credit, charge and debit card transactions that are authorized and captured through third-party networks. Typically merchants are charged for these processing services at a bundled rate based on a percentage of the dollar amount of each transaction and, in some instances, additional fees are charged for each transaction. Certain merchant customers are charged a flat fee per transaction, while others may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, equipment rentals, sales or leasing, and other miscellaneous services. Revenues are reported gross of amounts paid to sponsor banks as well as interchange and assessments paid to credit card associations (MasterCard and Visa) under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

      Revenues derived from the electronic processing of transactions are recognized at the time the merchants’ transactions are processed. For the years ended December 31, 2000 and 2001, and the period ended August 28, 2002, the Company recorded gross merchant processing revenues of $15,184,690, $25,413,045, and $24,235,211, respectively.

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers and are recognized simultaneously with the processing revenue. The most significant components of cost of service include interchange and assessment fees, which are set by the credit card associations. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. For the years ended December 31, 2000 and 2001, and the period ended August 28, 2002, the Company recorded

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

interchange and assessments costs and bank processing fees of $11,321,451, $18,931,954, and $18,164,833, respectively.

      In addition, the Company pays commissions to agents who provide new merchant business to the Company in the form of an agreed percentage of the net transaction processing revenue the Company derives from merchants recruited by a particular agent. Agent commissions are recognized at the time the merchant transactions are processed, and are included in cost of services in the accompanying statement of operations.

     Cash and Cash Equivalents and Statements of Cash Flows

      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and cash accounts in overdraft.

      Cash accounts at the Company’s banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. The Company did not have any cash and cash equivalents held by banks in excess of FDIC insurance limits at December 31, 2000 or 2001, or August 28, 2002.

     Restricted Cash

      Restricted cash represents funds held on deposit with clearing and settlement banks pursuant to agreements, to cover potential merchant losses.

     Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for revenues earned, net of related interchange and bank processing fees as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts” on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within thirty days following the end of each month.

     Property and Equipment, net

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of five to seven years. Property acquired under capital leases is amortized over the lesser of the term of the lease or the useful life of the asset.

      Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

     Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value of the assets represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved.

     Merchant Deposit Liability

      The Company has the right to require merchants to maintain funds on deposit with the Company as a precondition for providing processing services. These amounts are refundable at the Company’s discretion or when a merchant ceases its processing relationship with the Company. The Company is not restricted from accessing these deposits.

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant and the purchase price is refunded to the customer through the merchant’s acquiring bank, and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors.

     Income Taxes

      The Company has computed its income tax provision using the liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and the ability of the Company to utilize any loss carryforwards. These amounts are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, and a valuation allowance is established to the extent that realization of deferred tax assets is not more likely than not.

     Related Parties

      Related parties are defined as either entities that are under control with the reporting enterprise or entities that own, directly or indirectly, an interest in the voting power of the reporting Company such that the ownership of these entities enables them to exercise significant influence on the Company. The nature and extent of transactions with related parties are described in Note 5.

     New Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have an impact on the Company’s results of operations or financial condition.

3.     Property and Equipment, Net

      Cost of property and equipment by major category is as follows:

	Year Ended December 31,		Period Ended
			August 28,
	2000	2001	2002

Leasehold improvements	$1,710	$9,000	$19,351
Furniture and fixtures	11,875	24,515	27,527
Computer equipment	52,350	93,082	132,212
Office equipment	71,507	78,141	128,654

Total property and equipment	137,442	204,738	307,744
Less: Accumulated depreciation	(48,918)	(88,424)	(103,207)

Property and equipment, net	$88,524	$116,314	$204,537

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.     Long-Term Debt

     Capital Leases

      The Company has entered into capital leases for telephone and office equipment. The Company’s future minimum lease payments, by calendar year, are $8,800, $26,600, $22,800 and $7,900 for the remainder of 2002, and for the years ended December 31, 2003, 2004 and 2005, respectively.

     Line of Credit

      On November 20, 2001 the Company entered into a revolving line of credit. Interest is accrued at the prime rate plus 3.9 percent per annum of the outstanding balance. The balance on the line of credit at December 31, 2001 and August 28, 2002 was $0 and $3,900, respectively.

     Term Loan

      On October 20, 1997, the Company entered into a Term Loan Commitment with Northeast Bank. The loan was a seven year loan with a principal balance of $500,000 and accrued interest at the prime rate plus 1.5 percent. The rate on the loan was reset on the first of each month and the Company was required to make monthly payments of principal and interest. This loan, which was fully repaid in 2001, had a principal balance of approximately $265,000 as of December 31, 2000.

5.     Related Party Transactions

     Note Payable — M. Schneider

      On December 29, 2000, the Company entered into a promissory note (the “Note”) due to M. Schneider (the “Lender”) for an amount of $1,900,000 and a maturity of December 30, 2002. The Lender has obtained the right to serve as a director or appoint a designee to the Company’s board. The Note has a fixed interest rate of 12.5 percent per annum, to be increased to 21 percent per annum upon receipt of a notice of default, and a loan fee payable on maturity for $250,000, which has been recognized ratably over the life of the Note. Prior to the merger with iPayment, the Note was secured by 100 percent of the Company’s voting stock. As a result of a restructuring of the Note (described below), interest and fees were added to the Note and at August 28, 2002, the balance of the Note was approximately $2,107,000. As of December 31, 2000 and 2001, the Note had a balance of approximately $1,014,000 and $1,855,000, respectively.

      The Note and accompanying security agreement contain a number of covenants, the most significant of which are:

a)	The Company shall only have three directors at any one time and one of the directors shall be the Lender or a designee of the Lender;

b)	The Company shall perform under a consulting agreement with CR Services Inc., a related entity of the Lender. Minimum consulting fees under the agreement are $40,000 per annum. In addition, CR Services Inc. is to receive one percent of all payments or other compensation upon the sale, merger or transfer of the Company or its substantial assets;

c)	The Company shall not incur any additional debt or financial obligations;

d)	The Company shall maintain in full force and effect employment contracts with the Company’s principal owners and shall not make payments or incur any obligations of such individuals in excess of the amounts specified in those agreements; and

e)	The Company will not sell or offer to sell or otherwise transfer the collateral without prior written consent of M. Schneider.

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company has complied with the foregoing covenants, except for the following instances of technical default:

• covenant c)	on May 23, 2002, the Company entered an equipment lease with Graybar Financial Services for the amount of $39,512; and

• covenant d)	during 2001, the Company made payments to the principal owners in excess of the amounts specified in their respective employment contracts.

      Through August 27, 2002, the Lender did not serve the Company with notices of default and no penalties were imposed by the Lender. On August 27, 2002, the Note was amended to remove the defaulted covenants and thereby cure the technical defaults.

     B. Goodrich

      On December 4, 1998, the Company entered into an agreement with B. Goodrich, a family relation of the Company’s principal owners, to borrow $40,000 with an original maturity date of December 4, 2000. The loan has an interest rate of 18 percent per annum on any unpaid balance outstanding after the original maturity date. The balance of the loan payable was $16,982 at December 31, 2000, and $11,994 at December 31, 2001 and August 28, 2002, respectively.

     A. Laub

      On October 12, 1995, the Company entered into an agreement with A. Laub, an affiliate of the Company’s principal owners, to borrow $43,000 with an original maturity date of January 15, 1997. The loan has an interest rate of 15 percent per annum. The balance of the loan was $35,000 at December 31, 2000, 2001, and August 28, 2002, respectively.

     Integrated HealthNet Systems (Integrated Health)

      The Company’s principal owners have a minority ownership interest in Integrated Health. Employees of Integrated Health also act as sales agents for the Company, these agents receive 100 percent of residual income from certain merchant credit card transactions. Residual income paid to these agents for the years ended December 31, 2000 and 2001, and for the period ended August 28, 2002, was approximately $27,000, $133,000, and $221,000, respectively.

6.     Commitments and Contingencies

     Operating Leases

      The Company leases its office facilities in Portland, Maine. The lease has a term of five years, with an option for the Company to renew for one additional five-year term. The Company’s future minimum lease commitments under this non-cancelable lease, by calendar year, are as follows at August 28, 2002:

2002	$35,000
2003	106,000
2004	109,000
2005	112,000
2006	115,000
Thereafter	49,000

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Advertising

      The Company is party to a contract under which it has agreed to pay a monthly fee to maintain a listing in the Verizon Yellow Pages and other directories through October 2003. To match the advertising expense with the related revenue, the Company expenses each monthly payment as incurred and has not recognized a liability as of August 2002 for the estimated payments, which are expected to approximate $75,000 in total over the life of the agreement.

     Guarantees

      The Company is liable under a Services Agreement with its processing banks for losses arising from the activity of any merchant in the merchant portfolio to the extent that such losses are not satisfied by the provision for merchant losses.

7.     Employee Benefits

      The Company has a defined contribution retirement plan for all employees who have completed one year of service and have attained a certain age. The Company may contribute up to 50 percent of employee contributions. Expenses related to this plan were approximately $16,000, $26,000 and $18,000, respectively, for the years ended December 31, 2000 and 2001, and for the period ended August 28, 2002.

8.     Common Stock

      The Company is authorized to issue 2,000 shares of common stock as of December 31, 2000, 2001 and August 28, 2002, and has issued and outstanding 300 shares of common stock. Common stock has voting rights and no par value.

9.     Income Taxes

      Deferred income taxes reflect the net tax effects of loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of income tax expense (benefit) are as follows:

	Years Ended		Period
	December 31,		Ended
			August 28,
	2000	2001	2002

Current:
Federal	$(48,053)	$—	$(14,085)
State	—	—	—

Total current	(48,053)		(14,085)
Deferred:
Federal	(43,500)	—	43,500
State	(10,900)	—	10,900

Total deferred	(54,400)	—	54,400

Income tax expense (benefit)	$(102,453)	$—	$40,315

      The current federal benefit is attributable to tax losses that are available to be carried back to prior years. The current tax benefit attributable to losses incurred in 2001 has been recorded as a current benefit as of August 28, 2002 because such benefit is expected to be realized upon amendment of the 2001 tax returns and the filing of carryback claims in 2003.

FIRST MERCHANTS BANCARD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the net tax effects of loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2000	2001	2002

Deferred tax assets:
Net operating loss carryforward	$125,000	$125,000	$70,500
Other (net)	7,000	2,600	5,500

Total deferred tax assets	132,000	127,600	76,000
Deferred tax liabilities	—	—	—

Net deferred tax asset before valuation allowance	132,000	127,600	76,000
Less valuation allowance	(77,600)	(73,200)	(76,000)

Net deferred income tax asset	$54,400	$54,400	$—

      The Company’s carryover losses, which amount to approximately $195,000 as of August 28, 2002, will begin to expire in 2021. The Company has established a valuation allowance against the net deferred tax assets to the extent that management believes that is not more likely than not that the Company will realize the value of those assets. It is likely that future utilization of net operating loss carry forwards will be limited due to the acquisition of the Company’s stock in August of 2002. To the extent that the realization of deferred tax assets appears more likely than not, the allowance will be reduced.

      During the years ending December 31, 2000 and 2001, the Company made no federal or state income tax payments. During the period ended August 28, 2002 the Company made approximately $76,000 in state and federal income tax payments.

      The Company’s effective tax rate differs from the statutory tax rate primarily as a result of permanent differences between items expensed for financial statement purposes that are not deductible for tax purposes and the availability of prior years’ taxable income against which the current year loss may be offset, as follows:

	2000	2001	2002

Statutory Rate	(34)%	(34)%	34%
Increase (decreases) in taxes resulting from the following:
State income taxes net of federal tax benefit	1%	—	6%
Change in valuation allowance	14%	(6)%	3%
Other	0%	40%	(9)%

Total provision (benefit)	(19)%	0%	34%

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

iPayment, Inc.

      We have audited the accompanying balance sheet of Online Data Corporation (an Illinois corporation) (the Company) as of August 22, 2002, December 31, 2001 and December 31, 2000, and the related statements of income, shareholders’ deficit, and cash flows for the period from January 1, 2002 to August 22, 2002, and for the years ended December 31, 2001 and 2000, respectively. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Data Corporation as of August 22, 2002, December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the period from January 1, 2002 to August 22, 2002, and for the years ended December 31, 2001 and 2000, respectively, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 11, 2002

ONLINE DATA CORPORATION

BALANCE SHEETS

	December 31,
			August 22,
	2000	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$86,277	$332,034	$170,764
Accounts receivable	200,331	469,563	808,581
Inventory, net	90,536	110,918	142,571
Prepaid expenses and other current assets	43,176	57,016	229,072

Total current assets	420,320	969,531	1,350,988
Property and equipment, net	81,092	373,976	388,679
Other assets	—	—	52,011

Total assets	$501,412	$1,343,507	$1,791,678

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Refundable merchant reserve	$15,367	$431,240	$511,273
Reserve for losses on merchant accounts	22,923	144,743	210,256
Accounts payable and accrued liabilities	170,210	335,734	1,024,814
Accrued liabilities	44,077	74,305	73,857
Current capital lease obligation	—	104,625	103,229
Note payable	365,616	306,105	189,247

Total current liabilities	618,193	1,396,752	2,112,676
Long-term liabilities:
Long-term capital lease obligation, net of current obligation	—	65,243	—
Long-term note payable, net of current obligation	—	—	1,108,374

Total liabilities	618,193	1,461,995	3,221,050
Commitments and contingencies	—	—	—
Shareholders’ deficit:
Common stock
Class A	100	100	100
Class B	—	—	—
Treasury stock, at cost	(22,500)	(35,500)	(38,500)
Additional paid-in-capital	—	—	75,597
Accumulated deficit	(94,381)	(83,088)	(1,466,569)

Total shareholders’ deficit	(116,781)	(118,488)	(1,429,372)

Total liabilities and shareholders’ deficit	$501,412	$1,343,507	$1,791,678

The accompanying notes are an integral part of these balance sheets.

ONLINE DATA CORPORATION

STATEMENTS OF INCOME

			Period from
			January 1, 2002
	Year Ended	Year Ended	through
	December 31,	December 31,	August 22,
	2000	2001	2002

Operating revenues:
Merchant processing and fee income	$11,183,765	$15,177,607	$14,756,015
Other revenue	366,139	432,391	433,096

Total revenues	11,549,904	15,609,998	15,189,111

Operating expenses:
Cost of operations	10,023,630	13,582,328	14,251,686
Selling, general and administrative	760,225	1,180,370	1,335,128
Depreciation and amortization	12,933	37,172	81,653

Total operating expenses	10,796,788	14,799,870	15,668,467

Income (loss) from operations	753,116	810,128	(479,356)
Other income (expense):
Interest expense	(46,461)	(31,435)	(23,957)
Other income	(12,170)	(14,575)	(75,870)

Total other income (expense)	(58,631)	(46,010)	(99,827)

Income before taxes	694,485	764,118	(579,183)
Income tax provision	—	—	—

Net income (loss)	$694,485	$764,118	$(579,183)

The accompanying notes are an integral part of these financial statements.

ONLINE DATA CORPORATION

STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Class A		Class B
	Common Stock		Common Stock					Total
					Treasury	Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Deficit

Balance, January 1, 2000	1,000	$100	1,000,000	$—	$—	$—	$(358,866)	$(358,766)
Net income	—	—	—	—	—	—	694,485	694,485
Repurchase of Class B common stock	—	—	(11,250)	—	(22,500)	—	—	(22,500)
Distribution to shareholders	—	—	—	—	—	—	(430,000)	(430,000)

Balance, January 1, 2001	1,000	100	988,750	—	(22,500)	—	(94,381)	(116,781)
Net income	—	—	—	—	—	—	764,118	764,118
Repurchase of Class B common stock	—	—	(33,750)	—	(13,000)	—	—	(13,000)
Distribution to shareholders	—	—	—	—	—	—	(752,825)	(752,825)

Balance, December 31, 2001	1,000	100	955,000	—	(35,500)	—	(83,088)	(118,488)
Net loss	—	—	—	—	—		(579,183)	(579,183)
Repurchase of Class B common stock	—	—	(1,500)	—	(3,000)	—	—	(3,000)
Stock option grants	—	—	—	—	—	75,597	—	75,597
Distribution to shareholders	—	—	—	—	—	—	(804,298)	(804,298)

Balance, August 22, 2002	1,000	$100	953,500	$—	$(38,500)	$75,597	$(1,466,569)	$(1,429,372)

The accompanying notes are an integral part of these financial statements.

ONLINE DATA CORPORATION

STATEMENTS OF CASH FLOWS

			Period
	Years Ended December 31,		Ended
			August 22,
	2000	2001	2002

Cash flows from operating activities
Net income (loss)	$694,485	$764,118	$(579,183)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	12,933	37,172	81,653
Gain on disposal of equipment	—	(1,827)	—
Stock option compensation expense	—	—	75,597
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	950	(269,232)	(339,018)
Increase in prepaid expenses and other current assets	(42,192)	(13,840)	(225,556)
Increase in accounts payable and accrued liabilities	48,000	195,752	698,163
Increase in refundable merchant reserve	15,367	415,873	80,033
Increase in reserve for losses on merchant accounts	22,923	121,820	65,513
Decrease (increase) in inventory, net	(53,361)	(20,382)	(31,653)

Net cash provided by (used in) operating activities	699,105	1,229,454	(174,451)
Cash flows from investing activities
Proceeds from disposal of furniture	—	10,514	—
Expenditures for property and equipment	(57,045)	(118,242)	(104,398)

Net cash provided by (used in) investing activities	(57,045)	(107,728)	(104,398)
Cash flows from financing activities
Principal payments under capital lease obligation	—	(50,633)	(66,639)
Proceeds from notes payable	—	—	1,010,000
Repayments of notes payable	(72,834)	(59,511)	(18,484)
Treasury stock purchased	(22,500)	(13,000)	(3,000)
Distributions	(430,000)	(752,825)	(804,298)

Net cash provided by (used in) financing activities	(525,334)	(875,969)	117,579

Net increase (decrease) in cash and cash equivalents	116,726	245,757	(161,270)
Cash and cash equivalents, beginning of year or period	(30,449)	86,277	332,034

Cash and cash equivalents, end of year or period	$86,277	$332,034	$170,764

Supplemental information:
Cash paid for interest	$—	$51,968	$33,713

Noncash transaction: acquisition of equipment and furniture under a capital lease	$—	$220,500	$—

The accompanying notes are an integral part of these financial statements.

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.     Nature of Business

      Online Data Corporation (the “Company”), was formed in April 1999, and is incorporated as an S Corporation in the State of Illinois. The Company is an integrated service provider of credit card transaction processing services, and related software applications and value-added services. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, and Discover.

2.     Summary of Significant Accounting Policies

Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

      The Company derives revenues principally from electronic processing of credit, charge and debit card transactions that are authorized and captured through third-party networks. Typically merchants are charged for these processing services at a bundled rate based on a percentage of the dollar amount of each transaction and, in some instances, additional fees are charged for each transaction. Certain merchant customers are charged a flat fee per transaction, while others may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, equipment rentals, sales or leasing, and other miscellaneous services. Revenues are reported gross of amounts paid to sponsor banks as well as interchange and assessments paid to credit card associations (MasterCard and Visa) pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

      Revenues derived from the electronic processing of transactions are recognized at the time the merchants’ transactions are processed. Related interchange and assessment costs and bank processing fees are also recognized at that time. These amounted to $10,931,136, $11,503,803 and $8,711,658 for the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002, respectively and are included in cost of operations in the accompanying statements of income. Revenues related to the direct sale of credit card authorization equipment are recognized when the equipment is shipped.

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers. The most significant components of cost of service include interchange and assessment fees, which are set by the credit card associations.

      Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

Cash and Cash Equivalents and Statements of Cash Flows

      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and due from banks and securities with original maturities less than 90 days.

      Cash accounts at the Company’s bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash and cash equivalents in excess of insurance totaled $0, $171,199 and $47,197 at December 31, 2000, December 31, 2001, and August 22, 2002, respectively.

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks from revenues earned, after related interchange and bank processing fees as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts” on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks, which is primarily with one bank, within thirty days following the end of each month.

ISO Lines of Credit

      The Company has extended lines of credit to its sales representatives (referred to as “Independent Sales Organizations,” or “ISO”) to facilitate their purchase of credit card processing equipment for re-sale to merchants. Under the terms of the line of credit agreements, sales representatives can borrow funds at an annual rate of 7.75 percent for a term of one year. Unpaid principal and accrued interest of $0, $69,639 and $94,214 at December 31, 2000, December 31, 2001 and August 22, 2002, respectively, is included in accounts receivable on the Company’s balance sheet. Interest income from ISO lines of credit amounted to $0, $923 and $9,354 for the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002, respectively, and is included in net interest expense on the Company’s statements of income.

Inventory

      Inventory is primarily comprised of point of sale credit card terminals, pinpads, and terminal identification numbers and is stated at the lower of cost or market. Cost is determined using the first in, first out method.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of five to seven years. Property acquired under capital leases is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leases of leased assets is computed on a straight-line basis over the useful life of the asset. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value of the assets represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved.

Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets includes merchant account residuals from portfolio acquisitions from agents and third-parties (Note 4). All costs are amortized using the straight-line method over an estimated portfolio life of seven years as commission expense (for agent purchases) and amortization expense (for third-party purchases). During the years ended December 31, 2000 and 2001, and the period ended August 22, 2002, amortization expense related to third-party portfolio purchases was not material.

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Acquisition of merchant account residuals from employees (or from the ODC West Joint Venture) are accounted for as compensation expense. For the period ended August 22, 2002 compensation expense related to merchant account residual acquisitions of $1,053,189 was recorded and is included in cost of operations in the Company’s statements of income.

Refundable Merchant Reserves

      The Company requires certain merchants to have funds on reserve at the Company as a precondition for providing processing services. These reserve accounts are refundable to the merchant to the extent the merchant ceases its processing relationship with the Company and the Company does not need the reserve to fund losses from the merchant, as described below.

Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant and the purchase price is refunded to the customer through the merchant’s acquiring bank, and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors. The Company has a reserve for losses on merchant accounts of $22,923, $144,743 and $210,256 as an estimate of this liability as of December 31, 2000, December 31, 2001 and August 22, 2002, respectively. Chargeback losses of $139,240, $433,327 and $479,297 were recorded during the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002, respectively, and are included in cost of operations in the accompanying statements of income.

Financial Instruments

      Management believes the carrying amounts of financial instruments at December 31, 2000, December 31, 2001 and August 22, 2002, including cash, accounts receivable, and accounts payable approximates fair value. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values.

Income Taxes

      The Company has elected to treat corporate taxable income as income to its shareholders. Accordingly, federal and state income taxes are liabilities to the shareholders and not of the Company. Illinois State Replacement Tax (assessed on S Corporations) of 1.5 percent of net income is reflected in other expenses in the accompanying statements of income.

Related Parties

      Related parties are defined as either entities that are under control with the reporting enterprise or entities that own, directly or indirectly, an interest in the voting power of the reporting Company such that the ownership of these entities enables them to exercise significant influence on the Company. The nature and extent of transactions with related parties are described in Notes 5 and 12.

Accounting for Stock Based Compensation

      As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to utilize the accounting method prescribed by Accounting

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Principle Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” under which compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s stock at the measurement date over the exercise price. Compensation cost is recognized on a straight-line basis over the service period.

New Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets. The adoption of SFAS No. 144 on January 1, 2001 did not have a material impact on the Company’s results of operations or financial condition.

3.     Acquisition of Merchant Account Residuals

      Included in prepaid expenses and other current assets as of December 31, 2000, December 31, 2001 and August 22, 2002 are intangible assets of $0, $0, and $144,413, respectively, for merchant processing portfolios. Included in other current assets as of December 31, 2000, December 31, 2001 and August 22, 2002 are intangible assets of $0, $0, and $22,011, respectively, for merchant processing portfolios.

      The estimated useful lives of these intangibles assets are seven years. Estimated useful lives are determined by management of the Company for merchant processing portfolios based on the weighted average life of the expected cash flows from the underlying merchant accounts.

4.     Property and Equipment, Net

      Cost of property and equipment by major category as of August 22, 2002, December 31, 2001 and December 31, 2000, was as follows:

	Year Ended
	December 31,		Period Ended
			August 22,
	2000	2001	2002

Office equipment	$71,543	$257,682	$323,496
Furniture and fixtures	26,376	166,057	191,943

Total property and equipment	97,919	423,739	515,439
Less: Accumulated depreciation	16,827	49,763	126,760

Property and equipment, net	$81,092	$373,976	$388,679

      Assets recorded under capital leases include $80,000 of office equipment and $140,500 of furniture and fixtures as of December 31, 2001 and August 22, 2002, and are included in the amounts above.

      During 2001, the Company retired certain furniture and fixtures with a net cost basis of $8,687. Depreciation expense was $12,933, $37,172 and $80,184, for the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002, respectively.

5.     Note Payable

      At December 31, 2000 and 2001, the Company had a note agreement outstanding with the President of the Company, who is also a major shareholder. Under terms of this note agreement, the Company pays interest at an annual rate of 16 percent. Interest expense incurred during the years ended December 31, 2000 and 2001, was $46,461 and $51,967, respectively. The note is repaid using available cash from the Company, and has no stated monthly payment or maturity date. Accordingly, the note payable is classified as a current liability on the Company’s balance sheet as of December 31, 2000 and 2001.

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      On February 1, 2002, the President of the Company assigned his note agreement to Blue Line Data Corp., a related party entity. Under the terms of this assignment, Blue Line Data Corp. assumed the note with a principal balance of $306,105 at an annual rate of 16 percent per annum. Subsequent to the assignment, Blue Line Data Corp. advanced $1,010,000 of additional principal to the Company at the same terms. The Company paid interest only on a monthly basis until July 2002, and will pay a monthly principal and interest payment of $31,999 for five years thereafter. The note matures on July 31, 2007. Interest expense incurred during the period ended August 22, 2002 totaled $55,131. Maturities of the note payable are as follows as of August 22, 2002:

2002 (remainder)	$59,771
2003	199,543
2004	233,918
2005	274,216
2006	321,455
Thereafter	208,718

$1,297,621

6.	Capital Lease Obligation

      The Company leases furniture and equipment as part of its sublease of office facilities. The future minimum lease payments payable under the noncancelable sublease related to furniture and equipment are as follows at August 22, 2002:

2002	$40,472
2003	67,113

Total	107,585
Lease interest	(4,356)

Net lease obligation	$103,229

7.	Commitments and Contingencies

Leases

      The Company leases its office facilities for approximately $7,271 per month. Its facilities are located in Chicago, Illinois. The Company’s future minimum lease commitments under the noncancelable sublease, which expires July 31, 2003, are as follows at August 22, 2002:

2002	$29,084
2003	43,626

Total	$72,710

      Total rent expense for the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002, was $103,170, $104,235 and $68,133, respectively.

Guarantees

      The Company is liable under a Services Agreement with it processing banks for losses arising from the activity of any merchant in the merchant portfolio to the extent that such losses are not satisfied by the merchant’s reserve account(s). The Company has a reserve for losses on merchant accounts of $22,923,

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

$144,743 and $210,256 as an estimate of this liability as of December 31, 2000, December 31, 2001 and August 22, 2002, respectively.

8.	Significant Concentration

      During the years ended December 31, 2000 and 2001, and the period ended August 22, 2002, the Company earned substantially all of its revenue utilizing merchant management agreements with Quad City Bancard, Inc.

9.	Employee Benefits

      The Company provides health insurance benefits to its employees. The Company maintains an excess loss insurance policy that limits the Company’s liability for covered benefits to $10,000 per year per covered person. All benefits below the excess loss policy are self-funded. At December 31, 2000, December 31, 2001 and August 22, 2002, the Company had reserves of $3,661, $5,290 and $9,049, respectively, for employee medical claims incurred in 2000, 2001 and 2002, but not presented for payment.

10.	Common Stock

      The Company is authorized to issue 1,000 shares of Class A common stock as of December 31, 2000, December 31, 2001 and August 22, 2002, the Company has issued and outstanding 1,000 shares of Class A common stock. Class A common stock has voting rights and no par value.

      The Company is authorized to issue 2,000,000 shares of nonvoting Class B common stock with a par value $.01. As of December 31, 2000, December 31, 2001 and August 22, 2002, the Company has issued 1,000,000 shares of Class B stock, all to employees of the Company upon the formation of the Company. Class B stock outstanding as of December 31, 2000, December 31, 2001 and August 22, 2002, was 989,750, 955,000 and 953,500, respectively.

11.	Stock Options

      In 2000, Management of the Company approved a stock option plan, which permits the Company to grant stock options to employees. Stock options vest over a four-year period and expire 10 years after the grant date. The Company has reserved 20,000 shares for the Plan for each year of the plan (60,000 shares

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

reserved in total) A summary of the stock options plan as of December 31, 2000, December 31, 2001, and August 22, 2002, is presented below:

	December 31, 2000		December 31, 2001		December 31, 2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	—	N/A	5,300	$10	23,050	$10
Granted	5,300	$10	17,750	10	36,166	5
Exercised	—	N/A	—	N/A	—	N/A
Forfeited					(10,250)	5

Outstanding at end of year	5,300	$10	23,050	$10	48,966	$5
Weighted-average fair value of options:
Granted during the year or period		—		—		$2.31
Exercisable at end of year or period		—		—		$4.26

      Additional information regarding options outstanding as of August 22, 2002, is as follows:

		Weighted-Average	Exercisable
Exercise Price	Shares	Remaining Life	Shares

$5	48,966	9.3 years	8,705

      A portion of stock options outstanding were issued or repriced (as described below) at an exercise below the fair market value of the Company common stock at the date of grant. As such, in accordance with APB Opinion No. 25, the Company recorded compensation expense of $0, $0 and $75,597 for these stock options for the years ended December 31, 2000 and 2001 and the period ended August 22, 2002, respectively.

      SFAS No. 123 defines a fair value based method of accounting for employee stock compensation but allows for the continuation of the intrinsic value based on the method of accounting to measure compensation cost prescribed by APB Opinion No. 25. For companies electing not to change their accounting method, SFAS No. 123 requires pro forma disclosure of earnings as if the change in accounting provision of SFAS No. 123 has been adopted. Had compensation cost for this period been determined consistent with SFAS No. 123, the Company’s net income would have been reduced to the following pro forma amounts for the years ended December 31, 2000 and 2001, and for the period ended August 22, 2002:

	December 31,		Period Ended
			August 22,
	2000	2001	2002

Net income, as reported	$694,485	$764,118	$131,759

Pro forma net income	$694,485	$764,118	$131,759

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The weighted-average fair value at date of grant of options granted or repriced during 2002, 2001, and 2000 were $3.23, $0, and $0, respectively. Fair values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	2000	2001	2002

Expected dividend yield	10%	10%	10%
Expected stock price volatility	0.00%	0.00%	0.00%
Risk-free interest rate	6.25%	4.5%–4.9%	4.0%–4.3%
Expected life of the options	60 months	60 months	60 months

      In March 2002, the Company repriced its outstanding options to $5 per share. As a result, the fair values of the repriced options were remeasured as of the reprice date, and are subject to variable plan accounting under APB Opinion No. 25 going forward. SFAS No. 123 and weighted average fair value disclosures above for 2002 include the impact of the repricing.

      As part of an agreement with iPayment Holdings described in Note 13, the Company’s outstanding stock options are being exchanged for iPayment Holdings stock options.

12.	Related Party Transactions

Line of Credit

      The Company’s merchant broker agreement with Quad City Bancorp, Inc. requires the Company to secure its liability for merchant losses with an irrevocable bank letter of credit of $1,000,000. An investor of the Company satisfied this requirement by personally establishing a $1,000,000 line of credit with Quad City Bancorp, Inc. with interest at the Prime rate. The line of credit is a one-year facility, which expired on July 20, 2002, and was undrawn at that date.

ODC West Joint Venture

      On May 15, 2002, the Company entered into a joint venture agreement with ODC West Corporation. Under the terms of the agreement, ODC West Corporation recruits and supports sales agents to market the services of the Company. The Company pays ODC West Corporation a residual equal to 80 percent of all rates and fees collected over and above base discount rates, fees and other charges. The Company also must purchase residual portfolios from ODC West Corporation on at least a quarterly basis. The joint venture agreement is for three years, with a renewal option for an additional three years. Acquisitions of residual portfolios in connection with this arrangement are charged to cost of operations.

      Included in accounts payable and accrued liabilities is a payable of $188,772 to ODC West Corporation related to the purchase of merchant processing portfolios. The company pays this by reimbursing ODC West Corporation for expenses relating to the organization of new portfolios and providing working capital as necessary (i.e., there is no formal repayment schedule).

      ODC West Corporation is owned by former employees of the Company. Management of the Company believes that the joint venture agreement terms are consistent with terms that would have been agreed to in the normal course of business in an arms-length transaction.

BluePay Inc.

      During 2000 and 2001, the Company provided gateway services to its customers though its BluePay product. In April 2002, the Company spun-off the BluePay product into a new, Separate Company, BluePay Inc. Shares of BluePay Inc. were distributed to the shareholders and employees of the Company based on

ONLINE DATA CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

relative ownership percentage and perceived contributions to the success of BluePay Corp. There was no impact on the Company’s financial statements relating to this transaction.

      Effective August, 2002, the Company pays BluePay Inc. for gateway services provided to the Company’s customers. Payments from the Company to BluePay Corp. for the period ended August 22, 2002 are not material.

13.	Subsequent Event

      On August 22, 2002, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with iPayment Inc. Under the terms of the Agreement, the Company is being acquired for $2,000,000 cash, a note receivable for $5,000,000, and 1,825,000 shares of iPayment, Inc. stock in exchange for all the outstanding Class A and B common shares. The accompanying financial statements do not give effect to any of the transactions contemplated under the Agreement.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors

iPayment, Inc.

      We have audited the accompanying balance sheets of CardSync Processing, Inc. (a California corporation) (the Company) as of September 5, 2002, December 31, 2001 and December 31, 2000, and the related statements of operations, shareholders’ equity (deficit), and cash flows for the period from January 1, 2002 to September 5, 2002 and for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CardSync Processing, Inc. as of September 5, 2002, December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the period from January 1, 2002 to September 5, 2002 and for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred operating losses and has a shareholders’ deficit. In addition, as more fully described in Note 1, on September 5, 2002, the Company entered into an Agreement and Plan of Merger with iPayment under which the Company was acquired by iPayment, Inc. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The 2002 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 22, 2002

CARDSYNC PROCESSING, INC.

BALANCE SHEETS

	December 31,	December 31,	September 5,
	2000	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$140,092	$348,515	$992,989
Restricted cash	99,624	303,625	322,398
Accounts receivable	224,619	337,978	544,632
Inventory, net	30,448	40,623	28,593
Prepaid expenses and other current assets	—	17,775	—

Total current assets	494,783	1,048,516	1,888,612
Property and equipment, net	85,519	79,227	72,789

Total assets	$580,302	$1,127,743	$1,961,401

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Reserve for losses on merchant accounts	$12,668	$32,702	$933,127
Accounts payable	204,322	77,511	368,329
Accrued liabilities	172,482	180,408	124,035
Accrued settlement	—	—	8,000,000
Income taxes payable	—	51,000	51,000
Short-term debt		380,500	609,703
Current capital lease obligation	13,864	9,911	7,694

Total current liabilities	403,336	732,032	10,093,888
Long-term liabilities:
Long term lease obligations	17,605	7,694	—

Total liabilities	420,941	739,726	10,093,888

Shareholders’ deficit:
Common stock, $500 par value; 10,000 shares authorized, 100 shares issued and outstanding at December 31, 2000, December 31, 2001 and September 5, 2002.	50,000	50,000	50,000
Additional paid-in-capital	338,538	339,669	350,577
Accumulated deficit	(229,177)	(1,652)	(8,533,064)

Total shareholders’ equity (deficit)	159,361	388,017	(8,132,487)

Total liabilities and shareholders’ deficit	$580,302	$1,127,743	$1,961,401

The accompanying notes are an integral part of these balance sheets.

CARDSYNC PROCESSING, INC.

STATEMENTS OF OPERATIONS

			Period from
			January 1, 2002
	Year Ended	Year Ended	through
	December 31,	December 31,	September 5,
	2000	2001	2002

Operating revenues:
Merchant processing and fee income	$5,654,538	$11,644,531	$12,095,231
Other revenue	1,255,509	1,449,360	1,209,870

Total revenues	6,910,047	13,093,891	13,305,101

Operating expenses:
Cost of operations	5,880,104	11,269,671	12,569,696
Selling, general and administrative	1,067,982	1,508,239	1,233,369
Settlement expense	—	—	8,000,000
Depreciation and amortization	19,667	22,435	17,625

Total operating expenses	6,967,753	12,800,345	21,820,690

Income from operations	(57,706)	293,546	(8,515,589)
Interest income (expense)	74	569	(15,769)

Income (loss) before taxes	(57,632)	294,115	(8,531,358)
Income tax provision	—	51,000	—

Net income (loss)	$(57,632)	$243,115	$(8,531,358)

The accompanying notes are an integral part of these financial statements.

CARDSYNC PROCESSING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

	Common Stock				Total
			Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance, January 1, 2000	100	$50,000	$146,289	$(171,545)	$24,744
Net loss				(57,632)	(57,632)
Contribution by shareholders			192,249		192,248

Balance, January 1, 2001	100	50,000	338,538	(229,177)	159,361
Net income				243,115	243,115
Contribution by shareholders			1,131		1,131
Distribution to shareholders				(15,590)	(15,590)

Balance, December 31, 2001	100	50,000	339,669	(1,652)	388,017
Net loss				(8,531,358)	(8,531,358)
Distribution to shareholders				(54)	(54)
Contribution by shareholders			10,908		10,908

Balance, September 5, 2002	100	$50,000	$350,577	$(8,533,064)	$(8,132,487)

The accompanying notes are an integral part of these financial statements.

CARDSYNC PROCESSING, INC.

STATEMENTS OF CASH FLOWS

			Period from
			January 1, 2002
	Year Ended	Year Ended	through
	December 31,	December 31,	September 5,
	2000	2001	2002

Cash flows from operating activities
Net income (loss)	$(57,632)	$243,115	$(8,531,358)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	19,667	22,435	17,625
Deferred compensation		380,500	229,203
Accrued settlement	—	—	8,000,000
Changes in assets and liabilities:
Decrease (increase) in restricted cash	(97,536)	(204,001)	(18,773)
Decrease (increase) in accounts receivable	(207,884)	(113,357)	(206,656)
Decrease (increase) in inventory, net	(30,448)	(10,175)	12,030
Increase (decrease) in prepaid expenses and other current assets	—	(17,775)	17,775
Increase (decrease) in accounts payable	173,735	(126,811)	290,818
Increase in accrued liabilities	172,482	7,926	(56,373)
Decrease (increase) in income tax payable	—	51,000	—
Increase in reserve for losses on merchant accounts	8,444	20,034	900,425

Net cash provided by (used in) operating activities	(19,172)	252,891	654,716
Cash flows from investing activities:
Expenditures for property and equipment	(24,032)	(16,143)	(11,241)

Net cash used in investing activities	(24,032)	(16,143)	(11,241)
Cash flows from financing activities:
Principal payments under capital lease obligation	(10,659)	(13,865)	(9,857)
Contributions	192,249	1,132	10,908
Distributions	—	(15,592)	(54)

Net cash provided by (used in) financing activities	181,590	(28,325)	997
Net increase in cash and cash equivalents	138,386	208,423	644,472
Cash and cash equivalents, beginning of period	1,706	140,092	348,517

Cash and cash equivalents, end of period	$140,092	$348,515	$992,989

Supplemental disclosure of cash flow information:
Cash paid for interest	$74	$569	$—

Supplemental disclosure of noncash investing and financing activities:
Addition of capital lease	$42,128	$—	$—

The accompanying notes are an integral part of these financial statements.

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS

1.	Nature of Business

      CardSync Processing, Inc. (the “Company”), was formed in September 1999, and is incorporated in the state of California. The Company is an integrated service provider of credit card transaction processing services, related software applications and value-added services. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, and Discover. In addition, the Company sells credit card authorization equipment and supplies to merchants who utilize the Company’s transaction processing services.

      On September 5, 2002, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with iPayment Inc. Under the terms of the Agreement, the Company was acquired for $1,115,000 cash, and 1,450,000 shares of iPayment, Inc. stock in exchange for all the of the Company’s outstanding common shares.

      The Company has generated losses and at September 5, 2002 has a working capital deficit of approximately $8.2 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

      The Company derives revenues principally from electronic processing of credit, charge and debit card transactions that are authorized and captured through third-party networks. Typically merchants are charged for these processing services at a bundled rate based on a percentage of the dollar amount of each transaction and, in some instances, additional fees are charged for each transaction. Certain merchant customers are charged a flat fee per transaction, while others may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, and other miscellaneous services. Revenues are reported gross of amounts paid to association banks as well as interchange and assessments paid to credit card associations (MasterCard and Visa) under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

      Revenues derived from the electronic processing of transactions are recognized at the time the merchants’ transactions are processed. Related interchange and assessment costs and bank processing fees are also recognized at that time. These amounted to $3,438,743, $7,470,938, and $7,736,227 for the years ended December 31, 2000 and 2001, and the period from January 1, 2002 September 5, 2002, respectively and are included in cost of operations in the accompanying statements of operations. Revenues related to the direct sale of credit card authorization equipment are recognized when the equipment is shipped.

      In addition, the Company pays commissions to agents who provide new merchant business to the Company in the form of an agreed percentage of the net transaction processing revenue the Company derives from merchants recruited by a particular agent. Agent commissions are recognized at the time the merchant transactions are processed.

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS — (Continued)

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers. The most significant components of cost of operations include interchange and assessment fees, which are set by the credit card associations. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

Cash and Cash Equivalents and Statements of Cash Flows

      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and due from banks and securities with original maturities less than 90 days.

      Cash accounts at the Company’s bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash and cash equivalents in excess of insurance totaled $40,092, $248,517, and $892,989 at December 31, 2000, December 31, 2001, and September 5, 2002, respectively.

Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks from revenues earned, after related interchange and bank processing fees as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts” on transactions processed during the month ending. Such balances are typically received from the clearing and settlement banks within 30 days following the end of each month.

Inventory

      Inventory is primarily comprised of point of sale credit card terminals, pinpads, and terminal identification numbers and is stated at the lower of cost or market. Cost is determined using the first in, first out method.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of five to seven years. Property acquired under capital leases is amortized over the useful life of the asset. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value of the assets represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved.

Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant and the purchase price is refunded to the customer through the merchant’s acquiring bank, and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors. A provision of $12,668, $32,702 and $933,127 for the years ended December 31, 2000 and 2001, and the period from January 1, 2002 to September 5, 2002, respectively, for

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS — (Continued)

estimated losses is provided in the same period as the related revenues recorded, and is included in cost of operations in the accompanying statements of operations.

Financial Instruments

      Management believes the carrying amounts of financial instruments at December 31, 2000 and 2001, and September 5, 2002 including cash, accounts receivable, and accounts payable approximates fair value. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values.

Related Parties

      Related parties are defined as either entities that are under control with the reporting enterprise or entities that own, directly or indirectly, an interest in the voting power of the reporting Company such that the ownership of these entities enables them to exercise significant influence on the Company. The nature and extent of transactions with related parties are described in Note 5.

New Accounting Pronouncements

      In August 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management believes that the adoption of SFAS No. 144 will not have a material impact on the Company’s results of operations or financial condition.

4.	Property and Equipment, Net

      Property and equipment by major category as of December 31, 2000, December 31, 2001, and September 5, 2002 was as follows:

	Year Ended December 31,		Period Ended
			September 5,
	2000	2001	2002

Computer hardware	$64,926	$79,482	$88,484
Office equipment	42,128	43,715	44,359
Furniture and fixtures	—	—	1,541

Total property and equipment	107,054	123,197	134,384

Less: Accumulated depreciation	(21,535)	(43,970)	(61,595)

Property and equipment, net	$85,519	$79,227	$72,789

      Assets recorded under capital leases include $42,128 of office equipment as of December 31, 2000, December 31, 2001 and September 5, 2002, and are included in the amounts above.

      Depreciation expense was $19,667, $22,435, and $17,625, in the years ended December 31, 2000 and December 31, 2001 and the period from January 1, 2002 to September 5, 2002, respectively.

5.	Related Party Transactions

Note Payable — M. Cain

      On December 31, 2001 and June 30 2002, the Company entered into a $200,000 and a $117,500 promissory note (the “Notes”) payable to M. Cain (the “Lender”) and due at a maturity date of December 1, 2002 for past services preformed. The Notes do not have stated interest rates, and as such an interest rate of

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS — (Continued)

six percent was imputed. As of December 31, 2001 and September 5, 2002, the Notes had a carrying value of approximately $190,250 and $312,749, respectively.

Note Payable — R. Onesian

      On December 31, 2001 and June 30 2002, the Company entered into a $200,000 and $117,500 promissory notes (the “Onesian Notes”) payable to R. Onesian and a maturity date of December 1, 2002 for past services performed. The Onesian Notes do not have stated interest rates, and as such an interest rate of six percent was imputed. As of December 31, 2001 and September 5, 2002 the Notes had a carrying value of approximately $190,250 and $312,749, respectively.

Office Lease

      In October 1999, the Company entered into an office lease agreement with an entity owned by an affiliate of the Company’s principal shareholders. The lease agreement is for a three-year period for approximately $14,355 per month. The amount paid for rent in connection with this agreement was $187,437, $173,552 and $133,071 for the years ended December 31, 2000, 2001 and the period from January 1, 2002 to September 5, 2002, respectively. The Company’s future minimum lease commitments under the noncancelable lease, which expires September 30, 2003, are as follows:

2002, remainder	$26,317
2003	129,195

Total	$155,512

6.	Capital Lease Obligation

      The Company leases equipment from an independent lessor. The future minimum lease payments payable under the noncancelable lease related to equipment are as follows at September 5, 2002:

2002, remainder	$6,774
2003	920

Total	$7,694

7.     Significant Concentration

      During the years and period ended, December 31, 2000, December 31, 2001 and September 5, 2002, the Company earned substantially all of its revenue utilizing merchant management agreements with USB Payment Processing, Inc (a subsidiary of Universal Savings Bank, F.A.) and Quad City Bancard (a subsidiary of Quad City Bancorp).

8.     Accrued Settlement

      During 2002, the Company was a defendant in a legal action brought by PMT Services, Inc. (a subsidiary of Nova Information Systems) (“PMT”) for violation of non-compete agreements by the owners and officers of the Company. This legal action was settled via an agreement and mutual release of all claims entered into by the Company, and Nova Information Systems (successor to PMT). As a part of the release, the Company agreed to pay Nova $8,000,000 to release the Company and its owners and officers in full from any and all liability relating to the claims in the litigation. The full $8,000,0000 has been accrued for in the accompanying balance sheets at September 5, 2002.

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS — (Continued)

9.     Income Taxes

      Significant components of income tax expense (benefit) are as follows:

	Years Ended
	December 31,		Period Ended
			September 5,
	2000	2001	2002

Current:
Federal	$—	$—	$—
State	—	51,000	—

Total current	$—	$51,000	$—
Deferred:
Federal	(37,012)	(78,733)	(2,721,732)
State	(3,365)	(17,805)	(493,133)

Total deferred	(40,377)	(96,538)	(3,214,865)
Change in valuation allowance	40,377	96,538	3,214,865

Income tax expense (benefit)	$—	$51,000	$—

      The Company’s effective tax rate differs from the statutory tax rate primarily as a result of permanent differences between items expensed for financial statement purposes that are not deductible for tax purposes and the availability of prior years’ taxable income against which the current year loss may be offset, as follows:

	2000	2001	2002

Statutory rate	(34)%	34%	(34)%
Increase (decreases) in taxes resulting from the following:
State taxes	(11)	11	(6)
Net operating loss utilization	0	(61)	0
Change in valuation allowance	45	33	37
Other	—	—	3

Total	0%	17%	0%

      Deferred income taxes reflect the net tax effects of loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used

CARDSYNC PROCESSING, INC.

NOTE TO FINANCIAL STATEMENTS — (Continued)

for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2000	2001	2002

Deferred tax assets:
Net operating loss carryforward	$68,087	$—	$971,156
Other (net)	8,913	173,538	2,417,247

Total deferred tax assets	77,000	173,538	3,388,403
Deferred tax liabilities	—	—	—

Net deferred tax asset before valuation allowance	77,000	173,538	3,388,403
Less valuation allowance	77,000	(173,538)	(3,388,403)

Net deferred tax asset	$—	$—	$—

      The company has federal and state net operating losses carryforwards at September 5, 2002 of approximately $971,156 that may be available to offset regular taxable income during the carryforward period (through 2013). SFAS No. 109, “Accounting for Income Taxes,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance has been established.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ and Board of Directors

iPayment, Inc.

      We have audited the accompanying balance sheet of 1st National Processing, Inc. (the Company) as of August 9, 2001, and the related statements of income and accumulated deficit, and cash flows for the period from January 1, 2001 to August 9, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st National Processing, Inc. as of August 9, 2001, and the results of its operations and its cash flows for the period from January 1, 2001 to August 9, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 31, 2002

1ST NATIONAL PROCESSING, INC.

BALANCE SHEET

August 9, 2001

ASSETS
Current assets:
Cash	$1,743
Accounts receivable	591,428

Total current assets	593,171
Property and equipment, net	114,367
Other assets	290,223

Total assets	$997,761

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued settlement	$2,000,000
Refundable merchant reserve	281,314
Reserve for losses on merchant accounts	108,641
Accounts payable	118,218
Accrued liabilities	374,013

Total current liabilities	2,882,186
Commitments and contingencies (Note 5)
Shareholders’ deficit:
Common stock, $1 par value; 2,500 authorized shares, 1,500 shares issued and outstanding	757,812
Accumulated deficit	(2,642,237)

Total shareholders’ deficit	(1,884,425)

Total liabilities and shareholders’ deficit	$997,761

The accompanying notes are an integral part of these balance sheets.

1ST NATIONAL PROCESSING, INC.

STATEMENT OF INCOME AND ACCUMULATED DEFICIT

Period from
January 1, 2001
to August 9,
2001

Operating revenues:
Merchant processing and fee income	$8,482,054
Other revenue	36,497

Total revenues	8,518,551
Operating expenses:
Cost of operations	7,614,120
Selling, general and administrative	699,180
Depreciation and amortization	35,192

Total operating expenses	8,348,492

Net income	170,059
Accumulated deficit at beginning of year	(2,489,235)
Distribution to shareholders	(323,061)

Accumulated deficit at end of year	$(2,642,237)

The accompanying notes are an integral part of these financial statements.

1ST NATIONAL PROCESSING, INC.

STATEMENT OF CASH FLOWS

Period from
January 1, 2001
to August 9, 2001

Operating activities:
Net income	$170,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,192
Changes in assets and liabilities:
Accounts receivable	(551,401)
Other assets	(131,246)
Refundable merchant reserve	281,314
Accounts payable and accrued liabilities	346,646
Reserve for losses on merchant accounts	108,641

Net cash provided by operating activities	259,205
Investing activities:
Expenditures for property and equipment	(36,302)

Net cash used in investing activities	(36,302)
Financing activities:
Distribution to shareholders	(323,061)

Net cash used in financing activities	(323,061)

Net decrease in cash and cash equivalents	(100,158)
Cash, beginning of period	101,901

Cash, end of period	$1,743

The accompanying notes are an integral part of these financial statements.

1ST NATIONAL PROCESSING

NOTES TO FINANCIAL STATEMENTS

1.     Nature of Business and Merger Transaction

      1st National Processing, Inc. (the “Company”), was formed in June 1999, and is incorporated as an S-Corporation in the State of Nevada. The Company is an integrated service provider of credit card transaction processing services, and related software applications and value-added services. The Company provides merchants with transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, and Discover.

      On August 9, 2001, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with First Acquisition Company, a Nevada corporation, and a wholly owned subsidiary of iPayment Inc., a Tennessee corporation. Under the terms of the Agreement, the Company received $4,800,000 in cash, a note of $2,954,000, and 678,000 shares of iPayment, Inc. common stock valued at $1.00 per share, for total consideration of $8,432,000 in exchange for substantially all of the assets of the Company. The accompanying financial statements do not give effect to any of the transactions contemplated under the agreement.

2.     Summary of Significant Accounting Policies

     Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue and Cost Recognition

      The Company derives revenues principally from electronic processing of credit, charge and debit card transactions that are authorized and captured through third-party networks. Typically merchants are charged for these processing services at a bundled rate based on a percentage of the dollar amount of each transaction and, in some instances, additional fees are charged for each transaction. Certain merchant customers are charged a flat fee per transaction, while others may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, equipment rentals, sales or leasing, and other miscellaneous services. Revenues are reported gross of amounts paid to sponsor banks as well as interchange and assessments paid to credit card associations (MasterCard and Visa) pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

      Revenues derived from the electronic processing of transactions are recognized at the time the merchants’ transactions are processed. Related interchange and assessment costs and bank processing fees are also recognized at that time. These amounted to $4,145,017 for the period ended August 9, 2001, and are included in cost of operations in the accompanying statements of income. Revenues related to the direct sale of credit card authorization equipment are recognized when the equipment is shipped.

      Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the Company’s merchant customers. The most significant components of cost of service include interchange and assessment fees, which are set by the credit card associations. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

     Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks, from revenues earned, net of related interchange and bank processing fees as required by Financial

1ST NATIONAL PROCESSING

NOTES TO FINANCIAL STATEMENTS — (Continued)

Accounting Standards Board (“FASB”) Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts” on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within 30 days following the end of each month.

     Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of three to seven years. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

      The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate represents the impairment loss. The Company determines estimated fair market value of the assets based on the anticipated future cash flows discounted at rates commensurate with the risks involved. Based on its review, the Company does not believe that any impairment of its property and equipment has occurred.

     Refundable Merchant Reserves

      The Company requires certain merchants to have funds on reserve at the Company as a precondition for providing processing services. These reserve accounts are refundable to the merchant to the extent the merchant ceases its processing relationship with the Company and the Company does not need the reserve to fund losses from the merchant, as described below.

     Reserve for Losses on Merchant Accounts

      Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant and the purchase price is refunded to the customer through the merchant’s acquiring bank, and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for chargebacks based primarily on historical experience and other relevant factors. A provision of $108,641 for the period from January 1, 2001 to August 9, 2001, for estimated losses is included in cost of operations in the accompanying statement of income.

     Financial Instruments

      Management believes the carrying amounts of financial instruments at August 9, 2001, including cash, accounts receivable, and accounts payable approximates fair value.

     Income Taxes

      The Company has elected to treat corporate taxable income as income to its shareholders. Accordingly, federal and state income taxes are liabilities to the shareholders and not of the Company.

1ST NATIONAL PROCESSING

NOTES TO FINANCIAL STATEMENTS — (Continued)

     New Accounting Pronouncements

      In August 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have an impact on the Company’s results of operations or financial condition.

3.     Property and Equipment, Net

      Cost of property and equipment by major category as of August 9, 2001, was as follows:

Computer equipment	$167,038
Leasehold improvements	16,883
Office equipment	30,261

Total property and equipment	214,182
Less: Accumulated depreciation	99,815

Property and equipment, net	$114,367

      Depreciation expense was $38,142 in the period ended August 9, 2001.

4.     Accrued Settlement

      At August 9, 2001, the Company was a defendant in a legal action brought by its previous sponsor bank. The sponsor bank alleged that the Company owed approximately $2,700,000 related to fees earned in the processing of merchant “chargebacks.” In September 2001, a shareholder of the Company paid the sponsor bank $2,000,000, and the Company was released of all existing and future obligations related to the chargebacks.

5.     Commitments and Contingencies

     Leases

      The Company leases its office facilities for approximately $10,150 per month. Its facilities are located in Henderson, Nevada.

      In connection with the merger described in Note 1, the Company assigned the noncancelable lease to First Acquisition Company. The lease is also guaranteed by iPayment, Inc.

      Total rent expense for the period from January 1, 2001 to August 9, 2001, was $100,385.

     Guarantees

      The Company is liable under a Services Agreement with its processing banks for losses arising from the activity of any merchant in the merchant portfolio to the extent that such losses are not satisfied by the merchant’s reserve account(s). The Company has a reserve for losses on merchant accounts of $108,641 as an estimate of this liability as of August 9, 2001.

6.     Significant Concentration

      During the period from January 1, 2001 to August 9, 2001, the Company earned substantially all of its revenue utilizing merchant management agreements with First Data Merchant Services.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS INFORMATION

      The unaudited pro forma combined statements of operations of iPayment, Inc. (the “Company”) for the year ended December 31, 2002 give effect to the following transactions as if they had been completed as of January 1, 2002:

•	the acquisition of E-Commerce Exchange, Inc. (“ECX”) acquired on March 19, 2002;

•	the acquisition of OnLine Data Corp. (“OnLine”) acquired on August 22, 2002;

•	the acquisition of First Merchants Bancard Services, Inc. (“FMBS”) acquired on August 28, 2002; and

•	the acquisition of CardSync Processing Services, Inc. (“CardSync”) acquired on September 5, 2002.

      The historical consolidated financial statements of the Company include the results of operations of ECX, FMBS, OnLine and CardSync from their respective acquisition date to December 31, 2002. There were no material acquisitions occurring or planned subsequent to December 31, 2002.

      The unaudited pro forma combined financial statements are not necessarily indicative of operating results which would have been achieved had the foregoing transactions actually been completed at the beginning of the respective periods and should not be construed as representative of future operating results. Certain reclassifications have been made in the acquired companies’ financial statements, which are included in the pro forma financial statements, to conform to the presentation in the Company’s pro forma financial statements.

      These unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes, the historical consolidated financial statements and the historical financial statements of the businesses acquired, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, all of which are included elsewhere in this Prospectus.

      On March 19, 2002 the Company entered into an Agreement and Plan of Merger (the “ECX Agreement”) with ECX, a card-payment processor, whereby ECX merged with a wholly owned subsidiary of the Company. Under the terms of the ECX Agreement, the Company issued a series of convertible notes to the prior Series A Preferred Shareholders of ECX in the aggregate amount of $15,000,000 in exchange for all of the outstanding common shares of ECX. Subject to certain restrictions, such Notes are convertible into 1,400,000 shares of the Company’s common stock, and the notes bear interest at a rate of 4.5 percent and are due March 2007. One-half of the interest is capitalized to the principal amount of the note, which increases (on a pro rata basis) the number of shares of company common stock the notes are convertible into. The operating results of ECX from March 20, 2002 are included in the consolidated statements of operations of the Company included elsewhere in this Prospectus. For the period from January 1, 2002 to March 19, 2002, ECX recorded revenues of $1,737,000. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restrict cash	$1,830,000
Accounts receivable	120,000
Prepaid expenses and other	1,302,000
Fixed assets	468,000
Intangible assets	80,000
Goodwill	15,491,000
Merchant loss reserve	(125,000)
Accounts payable and accrued liabilities	(4,166,000)

$15,000,000

      On August 22, 2002 the Company entered into an Agreement and Plan of Merger (the “OnLine Agreement”) with OnLine Data Corporation, whereby OnLine merged with a wholly owned subsidiary of the Company. Under the terms of the OnLine Agreement, the Company purchased OnLine for $2,000,000 in cash, a note for $5,000,000 and 1,825,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors), as well as a deferred cash payment of $2,099,000 due fifteen days prior to the six-month anniversary of the effective date of the OnLine Agreement. The note is due and payable in five years, unless certain changes of control occur, with interest payable quarterly at a rate of 6% annually. The operating results of OnLine from August 23, 2002 are included in the consolidated statements of operations of the Company included elsewhere in this Prospectus. For the period from January 1, 2002 to August 22, 2002, OnLine recorded revenues of $15,189,000. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash	$171,000
Accounts receivable	809,000
Prepaid expenses and other	401,000
Fixed assets	165,000
Intangible assets	4,800,000
Goodwill	12,855,000
Merchant loss reserve	(423,000)
Accounts payable and accrued liabilities	(1,781,000)
Debt (Blueline) and other	(1,401,000)

$15,596,000

      On August 28, 2002 the Company entered into an Agreement and Plan of Merger (the “FMBS Agreement”) with First Merchants Bancard Services, Inc., whereby FMBS merged into a wholly owned subsidiary of the Company. Under the terms of the Agreement, the Company purchased FMBS for $3,400,000 in cash and 1,600,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors). The Company acquired all assets and liabilities of FMBS. The operating results of FMBS from August 29, 2002 are included in the consolidated statements of operations of the Company included elsewhere in this Prospectus. For the period from January 1, 2002 to August 28, 2002, FMBS recorded revenues of $24,967,000. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$478,000
Accounts receivable	849,000
Prepaid expenses and other	167,000
Fixed assets	103,000
Intangible assets	5,410,000
Goodwill	6,609,000
Merchant loss reserve	(64,000)
Accounts payable, accrued liabilities and merchant loss reserve	(1,886,000)
Debt (Schneider and other)	(2,570,000)

$9,096,000

      On September 5, 2002 the Company entered into an Agreement and Plan of Merger (the “CardSync Agreement”) with CardSync Processing, Inc., whereby CardSync merged with a wholly owned subsidiary of the Company. Under the terms of the CardSync Agreement, the Company purchased CardSync for $1,115,000 in cash and 1,450,000 shares of common stock of the Company (valued at $3.56 per share by the Company’s Board of Directors). The Company acquired all of the assets and liabilities of CardSync. The operating results of CardSync from September 6, 2002 are included in the consolidated statements of operations of the Company included elsewhere in this Prospectus. For the period from January 1, 2002 to September 5, 2002, CardSync recorded revenues of $13,305,000. The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$1,315,000
Accounts receivable	545,000
Prepaid expenses and other	29,000
Fixed assets	32,000
Intangible assets	3,000,000
Goodwill	12,007,000
Merchant loss reserve	(933,000)
Accounts payable and accrued liabilities	(3,083,000)
Debt (Nova and other)	(6,635,000)

$6,277,000

iPAYMENT, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

	iPayment,					Pro Forma		Pro Forma
	Inc.(1)	ECX(2)	On-Line(3)	FMBS(4)	CardSync(5)	Adjustments		Total

	(numbers in thousands except share data)
Revenues	$115,813	$1,737	$15,189	$24,967	$13,305	$—		$171,011
Operating expenses:
Cost of services	94,321	1,667	14,252	23,511	12,569	—		146,320
Selling, general and administrative	6,541	655	1,335	981	9,233	—		18,745
Depreciation and amortization	5,319	—	81	47	18	1,370	(6)	6,835
Restructuring and impairment costs	—	—	—	39	—	—		39

Total operating expenses	106,181	2,322	15,668	24,578	21,820	1,370		171,939

Income (loss) from operations	9,632	(585)	(479)	389	(8,515)	(1,370)		(928)
Other income (expense):
Interest expense	(6,894)	—	(24)	(269)	(16)	(2,486	)(7)	(9,689)
Other	(3,221)	—	(76)	—	—	—		(3,297)

Total other expense	(10,115)	—	(100)	(269)	(16)	(2,486)		(12,986)

Income (loss) before income taxes	(483)	(585)	(579)	120	(8,531)	(3,856)		(13,914)
Income tax expense	10	1	—	40	—	—		51

Net income (loss)	$(493)	$(586)	$(579)	$80	$(8,531)	$(3,856)		$(13,965)

Net loss allocable to common stockholders:
Net loss	$(493)							$(13,965)
Less — preferred stock accretion	(1,516)							(1,516)

	$(2,009)							$(15,481)

Basic and diluted loss per common share:
Loss per share	$(0.18)							$(1.06)

Pro forma weighted average shares outstanding	11,354,713							14,558,190 (8)

The accompanying notes are an integral part of these pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED

STATEMENT OF OPERATIONS

      (1) Represent the audited statement of operations for iPayment, Inc. for the year ended December 31, 2002, including the results of ECX for the period from March 20, 2002 to December 31, 2002, OnLine for the period from August 23, 2002 to December 31, 2002, FMBS for the period from August 29, 2002 to December 31, 2002 and for CardSync for the period from September 6, 2002 to December 31, 2002.

      (2) Represents the audited statement of operations of ECX for the period from January 1, 2002 through March 19, 2002.

      (3) Represents the audited statement of operations of OnLine for the period from January 1, 2002 through August 22, 2002.

      (4) Represents the audited statement of operations of FMBS for the period from January 1, 2002 through August 28, 2002.

      (5) Represents the audited statement of operations of CardSync for the period from January 1, 2002 through September 5, 2002.

      (6) Represents the pro forma adjustments to record depreciation and amortization expense as follows:

(a) to record amortization expense of intangible assets related to the acquisitions of the following as if acquired at January 1, 2002:

Twelve Months
Ended
December 31, 2002

E-Commerce Exchange	$3
First Merchants Bancard Services	515
OnLine Data Corporation	457
CardSync Processing	286

Subtotal	1,261

(b) to record depreciation expense of fixed assets related to the acquisitions of the following as if acquired at January 1, 2002:

E-Commerce Exchange	$39
First Merchants Bancard Services	23
OnLine Data Corporation	37
CardSync Processing	10

Subtotal	109

Total depreciation and amortization expense	$1,370

      (7) To record the pro forma adjustments to interest expense as follows:

(a) to record interest on the notes issued in association with the acquisitions of the following as if acquired at January 1, 2002, at interest rates ranging from 4.5% to 12%:

Year Ended
December 31, 2002

E-Commerce Exchange	$170
First Merchants Bancard Services	272
OnLine Data Corporation	528
CardSync Processing	89

Subtotal	1,059

(b) to record increases in interest expense for the amortization of debt warrant discount for warrants issued with subordinary promissory notes to raise funds to acquire the following:

E-Commerce Exchange	$—
First Merchants Bancard Services	563
OnLine Data Corporation	679
CardSync Processing	185

Subtotal	1,427

Total interest expense	$2,486

      (8) Represents the pro forma weighted average shares as if shares issued in connection with acquisitions occurred on January 1, 2002.

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                        shares

Common Stock

PROSPECTUS

                                          , 2003

Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC
Wachovia Securities

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
iPAYMENT, INC. INDEX TO FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
CERTIFICATE OF INCORPORATION
CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
BYLAWS OF iPAYMENT, INC.
AMENDED AND RESTATED BYLAWS
FORM OF OPINION OF WHITE & CASE LLP
CONSENT OF ERNST & YOUNG LLP

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered:

Nature of Expense	Amount

SEC registration fee	$7,000
NASD filing fee	8,000
Nasdaq Stock Market listing fee	100,000
Accounting fees and expenses	3,211,000
Legal fees and expenses	1,107,000
Printing and engraving expenses	400,000
Blue sky fees and expenses	8,000
Transfer agent and registrar’s fees	156,000
Miscellaneous, fees and expenses	361,000

Total	$5,358,000

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

      Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise.

      Prior to the consummation of this offering, we intend to purchase directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15.	Recent Sales of Unregistered Securities

      In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in 4(2) of the Securities Act and Regulation D and the other rules and regulations promulgated thereunder. These sales were made without general solicitation or advertising and without the use of an underwriter. Each purchaser was an “accredited investor” or a sophisticated investor with access to all relevant information necessary to evaluate the investment. Each purchaser represented to the Registrant that the shares were being acquired for investment. The certificates and other documentation evidencing the securities issued in connection with these transactions bear a restrictive legend permitting transfer of the securities only upon registration under the Securities Act or pursuant to an exemption from registration.

1.	On April 1, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we sold 337,500 shares of our common stock to Gregory S. Daily for $0.01 per share in connection with his entering an employment agreement. The fair market value of our common stock was $0.01 per share on April 1, 2001.

2.	On April 1, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we sold 319,000 shares of our common stock to Carl Grimstad for $0.01 per share in connection with his entering an employment agreement. The fair market value of our common stock was $0.01 per share on April 1, 2001.

3.	On April 1, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we issued warrants to purchase 117,800 shares of our common stock at an exercise price of $0.01 per share to an individual as an inducement to provide legal services. The fair market value of these warrants was $0.01 per share on April 1, 2001.

4.	On April 12, 2001, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933, we issued 7,703,201 shares of our common stock and 1,208,035 shares of mandatorily redeemable convertible preferred stock to stockholders of iPayment Technologies, Inc. in a one-for-one exchange for no consideration for shares of iPayment Technologies, Inc. common stock.

5.	On April 12, 2001, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933, we issued a warrant to purchase 811,000 shares of our common stock at an exercise price of $0.01 per share to Harbinger Mezzanine Partners, L.P. as consideration for a loan made to us of $4.0 million.

6.	On April 12, 2001, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933, we issued 1,369,165 shares of our mandatorily redeemable convertible preferred stock to First Avenue Partners LP at a purchase price of $2.01 per share.

7.	On May 25, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we issued warrants to purchase 357,000 shares of our common stock at an exercise price of $0.01 per share to the following individuals and entities as consideration for loans made to us of $5.1 million:

	Amount of Loan	Warrants
Name
Michael Schneider	$2,000,000	140,000
David Vandewater Foundation	600,000	42,000
David Vandewater Roth IRA	125,000	8,750
David Vandewater	275,000	19,250
Austin Scott Daily Trust	250,000	17,500
Courtney Collie Daily Trust	250,000	17,500
Grayson Robert Daily Trust	250,000	17,500
Chase Morgan Daily Trust	250,000	17,500
Jeffrey Gould	100,000	7,000
Randy Simoneaux	1,000,000	70,000

8.	On May 31, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we issued a warrant to purchase 63,000 shares of our common stock at an exercise price of $0.01 per share to iPayment Lenders as consideration for loans made to us of $900,000.

9.	On June 29, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, we issued warrants to purchase 420,000 shares of our common stock at an exercise price of $0.01 per share to Gregory Daily, Harold Stream and Sandra Stream Miller as consideration for loans made to us of $6.0 million.

10.	On August 6, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933 we issued warrants to purchase 350,000 shares of our common stock at an exercise price of $0.01 per share to the following individuals and entities as consideration for loans made to us of $5.0 million:

Name	Amount of Loan	Warrants

Cynthia Ortale	$500,000	35,000
Harbinger Mezzanine Partners, L.P.	2,000,000	140,000
Alex Steele	500,000	35,000
Randy Simoneaux	1,000,000	70,000
Harold H. Stream	250,000	17,500
Sandra Stream Miller	250,000	17,500
SAILS Investors	500,000	35,000

11.	In connection with our acquisition of 1st National Processing, Inc. on August 9, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933 we issued 678,000 shares of our common stock to 1st National Processing, Inc. The aggregate fair market value of the shares was estimated by our board of directors to be $678,000 and constituted part of the total consideration of $8.7 million paid in consideration for the acquisition for substantially all of the assets of 1st National Processing.

12.	On October 12, 2001, we issued 140,000 shares of our common stock to Michael Schneider in connection with the exercise of a warrant for an aggregate amount of $1,400.00.

13.	On December 1, 2001, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933 we issued a warrant to purchase 105,000 shares of our common stock at an exercise price of $0.01 per share to Gregory S. Daily as consideration for a loan made to us of $1.5 million.

14.	On March 19, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 we issued convertible subordinated promissory notes to Randolph Street

Partners, SYCR Investment Fund I, LLC and entities affiliated with Summit Partners, L.P., in the aggregate principal amount of $15.0 million, which are convertible into approximately 1.4 million shares of our common stock upon the earlier of March 19, 2003 and the completion of this offering assuming conversion on December 1, 2002.

15.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we issued 505,489 shares of our common stock to a total of 34 stockholders of iPayment Technologies, Inc., of which 20 were unaccredited investors as defined in Regulation D under the Securities Act, in a one-for-one exchange for shares of iPayment Technologies, common stock.

16.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we issued a warrant to purchase 117,800 shares of our common stock at an exercise price of $0.01 per share to Thomas L. Black in exchange for a warrant to purchase 117,800 shares of iPayment Technologies common stock.

17.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we granted an option to purchase 24,800 shares of our common stock at an exercise price of $0.01 per share to Thomas Pritchard in exchange for an option to purchase 24,800 shares of iPayment Technologies common stock.

18.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we granted an option to purchase 950 shares of our common stock at an exercise price of $333.33 per share to Tony VanBrackle in exchange for an option to purchase 950 shares of iPayment Technologies common stock.

19.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we granted an option to purchase 500 shares of our common stock at an exercise price of $500.00 per share to Eljay Services, Inc. in exchange for an option to purchase 500 shares of iPayment Technologies common stock.

20.	On July 8, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 in connection with the merger of iPayment Technologies into iPayment Holdings, we granted an option to purchase 500 shares of our common stock at an exercise price of $500.00 per share to Karl Reinecker in exchange for an option to purchase 500 shares of iPayment Technologies common stock.

21.	On August 22, 2002, pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933 we acquired OnLine Data Corporation. In connection with our acquisition of OnLine Data Corporation, we issued 1,825,000 shares of our common stock to nine former stockholders of Online Data Corporation. The aggregate fair market value of the shares was estimated by our board of directors to be $3.56 and constituted part of the total consideration of $15.6 million paid in consideration for the acquisition of OnLine Data Corporation.

22.	On August 28, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 we acquired First Merchants Bancard Services. In connection with our acquisition of First Merchants Bancard Services, we issued 1,600,000 shares of our common stock to two former stockholders of First Merchants Bancard Services. The aggregate fair market value of the shares was estimated by our board of directors to be $3.56 and constituted part of the total consideration of $9.1 million paid in consideration for the acquisition of First Merchants Bancard Services.

23.	On September 5, 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 we acquired CardSync Processing Inc. In connection with our acquisition of CardSync Processing Inc., we issued 1,450,000 shares of our common stock in connection with our acquisition of CardSync Processing Inc. to two former stockholders of CardSync Processing, Inc. The aggregate fair market value of the shares was estimated by our board of directors to be $3.56 and constituted part of the total consideration of $6.3 million paid in consideration for the acquisition of CardSync Processing.

24.	In June through December 2002, pursuant to the exemption from registration provided in Rule 506 under the Securities Act of 1933 we issued warrants to purchase 2,149,000 shares of our common stock at an exercise price of $0.01 to the following individuals and entities as consideration for loans made to us of $30,700,000:

Name	Amount of Loan	Warrants

Stream Family Limited Partnership	$750,000	52,500
M.G. Stream Trusts	750,000	52,500
Harold H. Stream, III	750,000	52,500
Sandra Stream Miller	250,000	17,500
Timucuan Fund Ltd.	3,700,000	259,000
Timucuan Opportunity Fund LP	300,000	21,000
Cynthia Ortale	2,500,000	175,000
Ortale Family Foundation	100,000	7,000
JPC Subtrust FBO Cynthia C. Ortale	50,000	3,500
Cayce C. Ortale	25,000	1,750
Buford H. Ortale, Jr.	25,000	1,750
Victor S. Ortale	25,000	1,750
David Vandewater	1,000,000	70,000
Greg Daily	1,000,000	70,000
The Daily Family Foundation	500,000	35,000
Steele Family Limited Partnership	100,000	7,000
Harbinger Mezzanine Partners, L.P.	1,000,000	70,000
Clay Whitson	1,000,000	70,000
Solidus Company	900,000	63,000
Solidus Partners, L.P.	100,000	7,000
Joe Jorling	100,000	7,000
Bob Fisher	500,000	35,000
Walter Knestrick	500,000	35,000
Harold L. Siebert	500,000	35,000
HughMac Partners	1,100,000	77,000
Bill Wilson	1,000,000	70,000
Lee Beaman	500,000	35,000
Steve Fridrich	2,225,000	155,750
Stanoff Corporation	500,000	35,000
Sails Investors	1,000,000	70,000
Joseph Reeves Hyde, III	1,000,000	70,000
Dr. Michael Spalding	1,250,000	87,500
Morgan Keegan	2,000,000	140,000
Dr. Dan Burrus	200,000	14,000
W.S. Farish & Company	1,000,000	70,000
William Stamps Farish	1,000,000	70,000
Charles & Patricia Elcan	1,000,000	70,000
S. Fridrich & G. Fridrich, Sr.	500,000	35,000

25.	Between January 24, 2003, and March 31, 2003, pursuant to the exemption from registration provided in Section 4(2) under the Securities Act of 1933, we issued 2,426,050 shares of our common stock to the holders of our warrants for an aggregate exercise price of $24,261.

26.	We have granted to our directors, employees and consultants stock options to purchase 2,333,772 shares of our common stock, with exercise prices ranging from $0.40 to $10.50 per share as follows:

	Number of
	Underlying Shares
Date	of Common Stock	Exercise Price	Class of Grantee

May 2001	513,500	$0.40	Employees, directors
December 2001	126,000	2.00	Employees
January 2002	305,000	2.00	Employees
February 2002	115,000	2.00	Employees, directors
March 2002	20,000	2.00	Director
May 2002	300,000	2.50	Director
August 2002	10,000	3.85	Director
October - November 2002	929,272	3.85	Employees, consultants
January 2003	15,000	10.50	Consultants

27.	On January 31, 2003, pursuant to the exemption from registration provided in Rule 701 under the Securities Act of 1933, we issued 108,500 shares of our common stock to an employee upon the exercise of options in consideration for an aggregate exercise price of $43,400.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits

No.		Description

1	.1*	Form of Underwriting Agreement.
2	.1#	Purchase and Sale Agreement dated June 29, 2001 among First Bank of Beverly Hills, iPayment Holdings, Inc. and Beverly Hills Acquisition Corp.
2	.2#	Asset Purchase Agreement dated August 9, 2001 among iPayment Holdings, Inc., First Acquisition Company and 1st National Processing, Inc.
2	.3#	Agreement and Plan of Merger dated March 19, 2002 among iPayment Holdings, Inc., iPayment Acquisition Sub, Inc. and E-Commerce Exchange, Inc.
2	.4#	Agreement and Plan of Merger dated August 9, 2002 among iPayment Holdings, Inc., ODC Acquisition Sub, Inc. and OnLine Data Corp.
2	.5#	Agreement and Plan of Merger dated August 26, 2002 between iPayment Holdings, Inc. and iPayment, Inc.
2	.6#	Agreement and Plan of Merger dated August 28, 2002 among iPayment, Inc., iPayment of Maine, Inc., First Merchants Bancard Services, Inc., James D. Goodrich and Stephen P. Goodrich.
2	.7#	Agreement and Plan of Merger dated September 9, 2002 among iPayment, Inc., CardSync Acquisition Sub, Inc. and CardSync Processing, Inc.
2	.8#	Portfolio Purchase Agreement dated February 16, 2001 between iPayment Technologies, Inc. and E-Commerce Exchange, Inc.
2	.9#	Amendment to Portfolio Purchase Agreement dated April 12, 2001 between iPayment Technologies, Inc. and E-Commerce Exchange, Inc.
2	.10#	Asset Sale and Purchase Agreement dated January 12, 2001 among iPayment Technologies, Inc., Electronic Check Processing, Inc. and Michael N. McCormick.

No.		Description

2	.11#	Amendment Number One to Asset Sale and Purchase Agreement dated March 2, 2001 among iPayment Technologies, Inc., Electronic Check Processing, Inc. and Michael N. McCormick.
3.1		Certificate of Incorporation of iPayment, Inc.
3.2		Certificate of Amendment to Certificate of Incorporation of iPayment, Inc.
3.3		Form of Amended and Restated Certificate of Incorporation of iPayment, Inc., to become effective upon the closing of this offering.
3.4		Bylaws of iPayment, Inc.
3.5		Form of Amended and Restated Bylaws of iPayment, Inc., to become effective upon the closing of this offering.
3	.6*	Certificate of Designation of Rights and Preferences of Series A Preferred Stock of iPayment, Inc. dated , 2002.
4	.1*	Specimen Common Stock Certificate.
4	.2#	iPayment Holdings, Inc. Investors’ Rights Agreement dated April 12, 2001 among iPayment Holdings, Inc. and the investors named therein.
4	.3#	Amendment No. 1 to the Investors’ Right Agreement dated March 19, 2002 among iPayment Holdings, Inc. and the investors named therein.
4	.4#	iPayment Holdings, Inc. Piggyback Rights Agreement dated August 9, 2002 among iPayment Holdings, Inc. and the investors named therein.
4	.5#	Piggyback Rights Agreement dated August 28, 2002 among iPayment, Inc., James D. Goodrich and Stephen P. Goodrich.
4	.6*	Rights Agreement between iPayment, Inc. and Wachovia Securities, Inc. as Rights Agent dated , 2002.
4	.7#	Form of Warrant.
5.1		Form of Opinion of White & Case LLP.
10	.1#	Loan and Security Agreement dated April 12, 2001 between iPayment Holdings, Inc., iPayment Technologies, Inc., First Acquisition Company, Harbinger Mezzanine Partners, L.P. and Petra Mezzanine Fund, L.P.
10	.2#	Promissory Note dated August 9, 2001 from First Acquisition Company to 1st National Processing, Inc. for $3.6 million.
10	.3#	Promissory Note dated August 9, 2001 from 1st National Processing, Inc., T.A. Gillis and Leon D. Ladd to iPayment Holdings, Inc. for $900,000.
10	.4#	Subordinated Secured Promissory Note dated April 12, 2001 from iPayment Holdings, Inc., iPayment Technologies, Inc. and First Acquisition Company to Harbinger Mezzanine Partners, L.P. for $4.0 million.
10	.5#	Form of Convertible Subordinated Promissory Note.
10	.6#	Form of Subordinated Promissory Note.
10	.7#	Form of iPayment Holdings, Inc. Incentive Stock Option Agreement.
10	.8*	Amended and Restated Stock Incentive Plan.
10	.9#	iPayment, Inc. Non-Employee Directors Stock Option Plan dated August 23, 2002.
10	.10#	Guaranty in favor of 1st National Processing, Inc. dated August 9, 2001 by iPayment Holdings, Inc.
10	.11#	Form of Subordination Agreement dated October 2002 among Harbinger Mezzanine Partners, L.P., the junior creditors named therein, iPayment, Inc., iPayment Technologies, Inc. and First Acquisition Company.
10	.12#	Inter-Creditor Agreement dated April 12, 2001 between Harbinger Mezzanine Partners, L.P. and Petra Mezzanine Funds, L.P. and Charles D. Aalfs.

No.		Description

10	.13†#	Merchant Program Management Agreement dated September 1, 2001 between iPayment, Inc., iPayment Technologies, Inc. and Humboldt Bank, Inc.
10	.14#	First Amendment to the Merchant Program Management Agreement dated among iPayment, Inc. iPayment Technologies, Inc. and Humboldt Bank.
10	.15†#	Second Amendment to the Merchant Program Management Agreement dated October 3, 2002 among iPayment, Inc., iPayment Technologies, Inc. and Humboldt Bank.
10	.16†#	Service Agreement dated July 1, 2002 between First Data Merchant Services Corporation and iPayment Holdings, Inc.
10	.17#	First Amendment to Service Agreement dated October 25, 2002 between First Data Merchant Services Corporation and iPayment, Inc.
10	.18#	Merchant Services Agreement dated April 27, 2002 between OnLine Data Corp. and Global Payments Direct, Inc.
10	.19#	Merchant Broker Agreement dated April 20, 2000 between Quad City Bancard, Inc. and OnLine Data Corp.
10	.20†#	Service Agreement dated August 1, 2000 between Humboldt Bank and creditcards.com.
10	.21#	First Amendment to the Creditcards.com Service Agreement dated between Creditcards.com, Inc. and Humboldt Bank.
10	.22†#	Second Amendment to the Creditcards.com Service Agreement dated October 3, 2002 between Creditcards.com, Inc. and Humboldt Bank.
10	.23#	Office Lease Multi Tenant Gross Rent dated September 10, 2001 between Catellus Finance 1, L.L.C. and iPayment, Inc.
10	.24#	Sub-Sublease dated June 19, 2001 between Millennium Rail, Inc. and OnLine Data Corp.
10	.25#	Standard Industrial/ Commercial Multi-Tenant Lease-Gross American Industrial Real Estate Association dated May 18, 1999 between STM Wireless, Inc. and E-Commerce Exchange, LLC.
10	.26#	Sublease dated March 13, 2001 between Phycor, Inc. and iPayment Technologies, Inc.
10	.27#	Lease Agreement dated October 3, 2002 between Burton Hills IV Partners and iPayment, Inc.
10	.28#	Lease Agreement dated July 15, 1999 between William C. Rowell Family Limited Partnership and First Merchants Bancard Services, Inc.
10	.29#	Standard Office lease-Gross American Industrial Real Estate Association dated October 1, 1999 between CFE Management and CardSync Processing, Inc.
10	.30#	Sublease dated September 18, 2002 between 101 Communications, LLC and iPayment, Inc.
10	.31#	Consent of Landlord to Sublease dated October 4, 2002 by Catellus Finance 1, L.L.C., 10.1 Communications, LLC and iPayment, Inc.
10	.32#	Lease Agreement dated April 1, 2000 between SMG Holding Corp. and E-Commerce Exchange, Inc.
10	.33#	Lease Agreement dated April 2000 between P&S, Ltd. Partnership and E-Commerce Exchange, Inc.
10	.34#	Employment Agreement effective February 26, 2001 between Gregory S. Daily and iPayment Holdings, Inc.
10	.35#	Employment Agreement effective February 26, 2001 between Carl Grimstad and iPayment Holdings, Inc.
10	.36#	Employment Agreement effective September 3, 2002 between Clay M. Whitson and iPayment Holdings, Inc.
10	.37#	Merchant Program Processing Agreement dated January 31, 2003, among iPayment, Inc., Chase Merchant Services, LLC and JPMorgan Chase Bank.
10	.38#	Processing Services Agreement dated January 1, 2003, between iPayment, Inc. and Vital Processing Services LLC.

No.		Description

21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of White & Case LLP (included in Exhibit 5.1).
24	.1#	Power of Attorney (included on Page II-10).
24	.2#	Power of Attorney of Don McLemore.
24	.3#	Power of Attorney of Jennie Carter Thomas.

*	To be filed by amendment.

#	Previously filed.

†	Confidential treatment requested.

      (b) Financial Statement Schedules

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS SCHEDULE

Stockholders and Board of Directors of

iPayment, Inc.:

      We have audited the accompanying consolidated balance sheets of iPayment, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years ended December 31, 2002 and 2001, the period from inception (July 20, 2000) to December 31, 2000, and for iPayment Technologies (the Predecessor Company) for the period from January 1, 2000 to July 19, 2000. Our audit also included the financial statement schedule for the years ended December 31, 2002 and 2001 and the period from inception (July 20, 2000) to December 31, 2000, and for iPayment Technologies for the period from January 1, 2000 to July 19, 2000 listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

February 21, 2003

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

iPAYMENT, INC.

		Additions

	Balance at	Charged to Costs	Charged to Other			Deductions —			Balance at End
Description	Beginning of Period	and Expenses	Accounts — Describe			Describe			of Period

Predecessor Company
Period from January 1, 2000 to July 19, 2000:
Deducted from asset accounts:
Allowance for doubtful accounts	$48,000	$—		$—			$—		$48,000
Valuation allowance on deferred tax asset	120,000	896,000		—			—		1,016,000
Reserve for merchant losses	176,000	—		—			—		176,000

Total	$344,000	$896,000		$—			$—		$1,240,000

iPayment, Inc.
Period from July 20, 2000 to December 31, 2000:
Deducted from assets accounts:
Allowance for doubtful accounts	$—	$82,000		$48,000	(1)		$—		$130,000
Valuation allowance on deferred tax asset	—	3,565,000		1,016,000	(2)		—		4,581,000
Reserve for merchant losses	—	26,000		176,000	(3)		—		202,000

Total	$—	$3,673,000		$1,240,000			$—		$4,913,000

Year Ended December 31, 2001:
Deducted from asset accounts:
Allowance for doubtful accounts	$130,000	$95,000	$			$			$225,000
Valuation allowance on deferred tax asset	4,581,000	2,062,000		—			—		6,643,000
Reserve for merchant losses	202,000	2,963,000		—			—		3,165,000

Total	$4,913,000	$5,120,000		$—			$—		$10,033,000

Year Ended December 31, 2002:
Deducted from asset accounts:
Allowance for doubtful accounts	$225,000	$—		$—			$172,000	(4)	$53,000
Valuation allowance on deferred tax asset	6,643,000	609,000		1,997,000	(5)		—		9,249,000
Reserve for merchant losses	3,165,000	3,801,000		1,271,000	(6)		3,826,000	(7)	4,411,000

Total	$10,033,000	$4,410,000		$3,268,000			$3,998,000		$13,713,000

(1)	Allowance for doubtful accounts assumed from predecessor company

(2)	Valuation allowance on deferred tax asset assumed from predecessor company

(3)	Reserve for merchant losses assumed from predecessor company

(4)	Recovery of previously reserved accounts receivables

(5)	Reserves acquired in business combinations

(6)	Reserve for merchant losses assumed in purchase accounting

(7)	Payments for merchant losses

Item 17.     Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on April 2, 2003.

iPAYMENT, INC.

By:	/s/ GREGORY S. DAILY

GREGORY S. DAILY
Chairman of the Board
and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GREGORY S. DAILY Gregory S. Daily	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 2, 2003

/s/ CLAY M. WHITSON Clay M. Whitson	Director and Chief Financial Officer (principal financial and accounting officer)	April 2, 2003

* Peter Y. Chung	Director	April 2, 2003

* John C. Harrison	Director	April 2, 2003

* David T. Vandewater	Director	April 2, 2003

* David M. Wilds	Director	April 2, 2003

* Don McLemore	Director	April 2, 2003

* Jennie Carter Thomas	Director	April 2, 2003

*By: /s/ GREGORY S. DAILY Gregory S. Daily As Attorney-In-Fact

EXHIBIT INDEX

No.		Description

1	.1*	Form of Underwriting Agreement.
2	.1#	Purchase and Sale Agreement dated June 29, 2001 among First Bank of Beverly Hills, iPayment Holdings, Inc. and Beverly Hills Acquisition Corp.
2	.2#	Asset Purchase Agreement dated August 9, 2001 among iPayment Holdings, Inc., First Acquisition Company and 1st National Processing, Inc.
2	.3#	Agreement and Plan of Merger dated March 19, 2002 among iPayment Holdings, Inc., iPayment Acquisition Sub, Inc. and E-Commerce Exchange, Inc.
2	.4#	Agreement and Plan of Merger dated August 9, 2002 among iPayment Holdings, Inc., ODC Acquisition Sub, Inc. and OnLine Data Corp.
2	.5#	Agreement and Plan of Merger dated August 26, 2002 between iPayment Holdings, Inc. and iPayment, Inc.
2	.6#	Agreement and Plan of Merger dated August 28, 2002 among iPayment, Inc., iPayment of Maine, Inc., First Merchants Bancard Services, Inc., James D. Goodrich and Stephen P. Goodrich.
2	.7#	Agreement and Plan of Merger dated September 9, 2002 among iPayment, Inc., CardSync Acquisition Sub, Inc. and CardSync Processing, Inc.
2	.8#	Portfolio Purchase Agreement dated February 16, 2001 between iPayment Technologies, Inc. and E-Commerce Exchange, Inc.
2	.9#	Amendment to Portfolio Purchase Agreement dated April 12, 2001 between iPayment Technologies, Inc. and E-Commerce Exchange, Inc.
2	.10#	Asset Sale and Purchase Agreement dated January 12, 2001 among iPayment Technologies, Inc., Electronic Check Processing, Inc. and Michael N. McCormick.
2	.11#	Amendment Number One to Asset Sale and Purchase Agreement dated March 2, 2001 among iPayment Technologies, Inc., Electronic Check Processing, Inc. and Michael N. McCormick.
3.1		Certificate of Incorporation of iPayment, Inc.
3.2		Certificate of Amendment to Certificate of Incorporation of iPayment, Inc.
3.3		Form of Amended and Restated Certificate of Incorporation of iPayment, Inc., to become effective upon the closing of this offering.
3.4		Bylaws of iPayment, Inc.
3.5		Form of Amended and Restated Bylaws of iPayment, Inc., to become effective upon the closing of this offering.
3	.6*	Certificate of Designation of Rights and Preferences of Series A Preferred Stock of iPayment, Inc. dated , 2002.
4	.1*	Specimen Common Stock Certificate.
4	.2#	iPayment Holdings, Inc. Investors’ Rights Agreement dated April 12, 2001 among iPayment Holdings, Inc. and the investors named therein.
4	.3#	Amendment No. 1 to the Investors’ Right Agreement dated March 19, 2002 among iPayment Holdings, Inc. and the investors named therein.
4	.4#	iPayment Holdings, Inc. Piggyback Rights Agreement dated August 9, 2002 among iPayment Holdings, Inc. and the investors named therein.
4	.5#	Piggyback Rights Agreement dated August 28, 2002 among iPayment, Inc., James D. Goodrich and Stephen P. Goodrich.
4	.6*	Rights Agreement between iPayment, Inc. and Wachovia Securities, Inc. as Rights Agent dated , 2002.
4	.7#	Form of Warrant.
5.1		Form of Opinion of White & Case LLP.
10	.1#	Loan and Security Agreement dated April 12, 2001 between iPayment Holdings, Inc., iPayment Technologies, Inc., First Acquisition Company, Harbinger Mezzanine Partners, L.P. and Petra Mezzanine Fund, L.P.

No.		Description

10	.2#	Promissory Note dated August 9, 2001 from First Acquisition Company to 1st National Processing, Inc. for $3.6 million.
10	.3#	Promissory Note dated August 9, 2001 from 1st National Processing, Inc., T.A. Gillis and Leon D. Ladd to iPayment Holdings, Inc. for $900,000.
10	.4#	Subordinated Secured Promissory Note dated April 12, 2001 from iPayment Holdings, Inc., iPayment Technologies, Inc. and First Acquisition Company to Harbinger Mezzanine Partners, L.P. for $4.0 million.
10	.5#	Form of Convertible Subordinated Promissory Note.
10	.6#	Form of Subordinated Promissory Note.
10	.7#	Form of iPayment Holdings, Inc. Incentive Stock Option Agreement.
10	.8*	Amended and Restated Stock Incentive Plan.
10	.9#	iPayment, Inc. Non-Employee Directors Stock Option Plan dated August 23, 2002.
10	.10#	Guaranty in favor of 1st National Processing, Inc. dated August 9, 2001 by iPayment Holdings, Inc.
10	.11#	Form of Subordination Agreement dated October 2002 among Harbinger Mezzanine Partners, L.P., the junior creditors named therein, iPayment, Inc., iPayment Technologies, Inc. and First Acquisition Company.
10	.12#	Inter-Creditor Agreement dated April 12, 2001 between Harbinger Mezzanine Partners, L.P. and Petra Mezzanine Funds, L.P. and Charles D. Aalfs.
10	.13†#	Merchant Program Management Agreement dated September 1, 2001 between iPayment, Inc., iPayment Technologies, Inc. and Humboldt Bank, Inc.
10	.14#	First Amendment to the Merchant Program Management Agreement dated among iPayment, Inc. iPayment Technologies, Inc. and Humboldt Bank.
10	.15†#	Second Amendment to the Merchant Program Management Agreement dated October 3, 2002 among iPayment, Inc., iPayment Technologies, Inc. and Humboldt Bank.
10	.16†#	Service Agreement dated July 1, 2002 between First Data Merchant Services Corporation and iPayment Holdings, Inc.
10	.17#	First Amendment to Service Agreement dated October 25, 2002 between First Data Merchant Services Corporation and iPayment, Inc.
10	.18#	Merchant Services Agreement dated April 27, 2002 between OnLine Data Corp. and Global Payments Direct, Inc.
10	.19#	Merchant Broker Agreement dated April 20, 2000 between Quad City Bancard, Inc. and OnLine Data Corp.
10	.20†#	Service Agreement dated August 1, 2000 between Humboldt Bank and creditcards.com.
10	.21#	First Amendment to the Creditcards.com Service Agreement dated March 21, 2002 between Creditcards.com, Inc. and Humboldt Bank.
10	.22†#	Second Amendment to the Creditcards.com Service Agreement dated October 3, 2002 between Creditcards.com, Inc. and Humboldt Bank.
10	.23#	Office Lease Multi Tenant Gross Rent dated September 10, 2001 between Catellus Finance 1, L.L.C. and iPayment, Inc.
10	.24#	Sub-Sublease dated June 19, 2001 between Millennium Rail, Inc. and OnLine Data Corp.
10	.25#	Standard Industrial/ Commercial Multi-Tenant Lease-Gross American Industrial Real Estate Association dated May 18, 1999 between STM Wireless, Inc. and E-Commerce Exchange, LLC.
10	.26#	Sublease dated March 13, 2001 between Phycor, Inc. and iPayment Technologies, Inc.
10	.27#	Lease Agreement dated October 3, 2002 between Burton Hills IV Partners and iPayment, Inc.
10	.28#	Lease Agreement dated July 15, 1999 between William C. Rowell Family Limited Partnership and First Merchants Bancard Services, Inc.
10	.29#	Standard Office lease-Gross American Industrial Real Estate Association dated October 1, 1999 between CFE Management and CardSync Processing, Inc.
10	.30#	Sublease dated September 18, 2002 between 101 Communications, LLC and iPayment, Inc.

No.		Description

10	.31#	Consent of Landlord to Sublease dated October 4, 2002 by Catellus Finance 1, L.L.C., 10.1 Communications, LLC and iPayment, Inc.
10	.32#	Lease Agreement dated April 1, 2000 between SMG Holding Corp. and E-Commerce Exchange, Inc.
10	.33#	Lease Agreement dated April 2000 between P&S, Ltd. Partnership and E-Commerce Exchange, Inc.
10	.34#	Employment Agreement effective February 26, 2001 between Gregory S. Daily and iPayment Holdings, Inc.
10	.35#	Employment Agreement effective February 26, 2001 between Carl Grimstad and iPayment Holdings, Inc.
10	.36#	Employment Agreement effective September 3, 2002 between Clay M. Whitson and iPayment Holdings, Inc.
10	.37#	Merchant Program Processing Agreement dated January 31, 2003, among iPayment, Inc., Chase Merchant Services, LLC and JPMorgan Chase Bank.
10	.38#	Processing Services Agreement dated January 1, 2003, between iPayment, Inc. and Vital Processing Services LLC.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of White & Case LLP (included in Exhibit 5.1).
24	.1#	Power of Attorney (included on Page II-10).
24	.2#	Power of Attorney of Don McLemore
24	.3#	Power of Attorney of Jennie Carter Thomas

*	To be filed by amendment.

#	Previously filed.

†	Confidential treatment requested.